Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICRC[redacted]

02028958

REGISTRANT'S NAME Siam Commercial Bank

*CURRENT ADDRESS ______________________

**FORMER NAME ______________________

PROCESSED
MAY 15 2002
THOMSON FINANCIAL

**NEW ADDRESS ______________________

FILE NO. 82- 4345 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

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OICF/BY: dlw

DATE : 5/1/02

SIAM COMMERCIAL BANK PCL

ANNUAL REPORT 2001



SIAM COMMERCIAL BANK

Your Bank of Choice

TABLE OF CONTENTS

HIGHLIGHTS

	CONSOLIDATED *		THE BANK ONLY		
	DECEMBER 31, 2001 (MILLION BAHT)	DECEMBER 31, 2000 (MILLION BAHT)	DECEMBER 31, 2001 (MILLION BAHT)	DECEMBER 31, 2000 (MILLION BAHT)	CHANGE (PERCENT)
OPERATION RESULTS					
ASSETS	723,081	719,964	715,391	712,198	0.4
LOANS (net of allowance for doubtful accounts)	434,006	465,664	432,732	463,043	(6.5)
LIABILITIES	660,205	658,920	653,449	652,023	0.2
DEPOSITS	605,980	598,209	600,990	593,107	1.3
SHAREHOLDERS' EQUITY	62,877	61,043	61,941	60,175	2.9
NUMBER OF SHARES (SHARES)	3,131,154,715	3,130,478,517	3,131,154,715	3,130,478,517	0.0
- PREFERRED SHARES (SHARES)	2,256,165,277	2,389,651,042	2,256,165,277	2,389,651,042	(5.6)
- ORDINARY SHARES (SHARES)	874,989,438	740,827,475	874,989,438	740,827,475	18.1
NET PROFIT (LOSS) BEFORE LESS BAD DEBT AND DOUBTFUL ACCOUNTS	9,932	10,138	9,612	9,816	(2.1)
BAD DEBT AND DOUBTFUL ACCOUNTS	9,527	6,577	9,207	6,256	47.2
NET PROFIT (LOSS)	405	3,560	405	3,560	(88.6)
BASIC EARNINGS (LOSS) PER SHARE (BAHT)	0.50	5.13	0.50	5.13	(90.3)
DILUTED EARNINGS (LOSS) PER SHARE (BAHT)	0.13	1.14	0.13	1.14	(88.6)
BOOK VALUE PER SHARE (BAHT)	20.08	19.50	19.78	19.22	2.9
FINANCIAL RATIO					(AMOUNT)
RATE OF RETURN ON AVERAGE ASSETS (ROA) (%)	0.1	0.5	0.1	0.5	(0.4)
RATE OF RETURN ON AVERAGE EQUITY (ROE) (%)	0.7	6.1	0.7	6.2	(5.5)
TOTAL CAPITAL/TOTAL RISK ASSETS (%)	-	-	16.6	16.1	0.5
ASSETS QUALITY					(AMOUNT)
NON-PERFORMING LOANS (NPLs)	-	-	84,928	94,261	(9,333)
PROPORTION OF TOTAL LOANS (including loans to financial institutions) (%)	-	-	18.5	19.3	(0.8)
PROBLEM CLASSIFIED LOANS	-	-	108,679	110,336	(1,657)
PROPORTION OF TOTAL CLASSIFIED LOANS (%)	-	-	23.5	22.4	1.1

	2001	2000	CHANGE
NUMBER OF BRANCHES/OFFICES			
- NATIONWIDE BRANCHES (BRANCHES)	477	476	1
- OVERSEAS BRANCHES (BRANCHES)	4	6	(2)
- REPRESENTATIVE OFFICES (OFFICES)	-	1	(1)
NUMBER OF EMPLOYEES (PERSONS)	10,412	10,383	29

Remark : * Consolidated Financial Statements including Subsidiaries.

BOARD OF DIRECTORS' REPORT

Dear Shareholders,

The Thai economy slowed down in 2001 amid uncertain prospects and a global economic slump in the aftermath of the terrorist attacks in the US. Against this background, the Bank has maintained conservative business policies, and focused on strengthening operating results and competitiveness to build a firm base for quality growth in the medium to long term.

Notwithstanding the fragile economy and intense competition, the Bank was able to maintain its leadership in the areas of mortgage loans, selling agent for debt and equity issues, and e-banking products. The Bank also gained market shares in many areas, including credit card, foreign exchange, and on-line financial services for the corporate sector. Throughout the year new products and services were launched, notably "SCB Easy Banking" for retail customers. The Bank was widely recognized for these achievements by international financial institutions, and won distinguished awards from reputable international financial magazines such as "Best Bank in Thailand 2001" Award from Finance Asia magazine, "Bank of the Year 2001" Award from The Banker magazine, and "AAA Best Bank in Thailand" Award from The Asset magazine for the second consecutive year.

The Bank posted a net profit of Baht 405 million for 2001. While the net profit decreased by Baht 3,560 million from 2000, this was primarily as a result of increased loan loss provisions of Baht 2,951 from Baht 6,256 million to Baht 9,207 million, reflecting the Bank's conservative stance in the face of the economic downturn and looming uncertainties. Figures before loan loss provisions show better core-business performances. Net interest income and fee and service income rose by 8.5 percent to Baht 22,312 million, an increase of Baht 1,743 million from year 2000. The Bank was also able to reduce non-interest expenses by 7.9 percent from Baht 14,204 million to Baht 13,079 million.

The Board of Directors has a policy that the Bank must be managed with good corporate governance under the principles of honesty, independence and avoiding conflict of interest, transparency, accountability and responsibility of management as well as equitable treatment of shareholders and social responsibility. With improved corporate governance practices, the Bank believes that its performance will be improving and eventually will create shareholders' value in the long run.

In 2001, the Board of Directors has established a Nomination Committee to nominate qualified persons as Board members. The Committee also has a function to assess the performance and review the composition of the Board. The Bank currently has 4 sub-committees established by the Board of Directors namely Executive Committee, Audit Committee, Compensation Committee, and Nomination Committee. Each Committee is fully devoted to its assignments and therefore has enhanced good governance practices of the Bank.

As to risk management and internal control, in addition to the Risk Management Division which independently evaluates and manages credit risk, market risk, and operation risk, the Bank has in 2001 appointed a Chief Audit Executive who reports directly to the Audit Committee. Audit organization structure and processes have also been improved in order to enhance efficient internal control.

For 2002, the Bank's strategy will focus on growth of retail banking and retention and development of relationships with corporate customers with whom it has had long business relationships. The Bank aims to increase its business with SMEs, especially those with promising prospects and links with our corporate customers, as well as SMEs which have received credit guarantee from government a state financial institutions. Efforts will be made to increase fee income and reduce non-essential expenses, collaborate aggressively with the Bank's subsidiaries for business, and to launch new products and services that meet customer needs, particularly savings and investment products, and e-banking.

The Board of Directors recognizes the need to enhance the Bank's competitiveness and lift its operations to international standards so as to sustain its long-term performance, and to respond successfully to the challenges of a fast-changing and increasingly competitive environment. The Board of Directors have therefore initiated the Change Program, with the objectives to enhance the Bank's potential and competitiveness in 8 areas which form the core foundation of banking services, namely (1) Branch redesign; (2) Retail sale stimulation; (3) Corporate & SME business model; (4) Credit process redesign; (5) Credit workout enhancement; (6) Corporate function redesign; (7) Building IT effectiveness, and (8) Operation process redesign. It is anticipated that this initiative will start to yield tangible results from the end of 2002.

The Board is committed to making Siam Commercial Bank **"Your Bank of Choice"**. Customers choose our bank for its services, convenience, and speed of service. Investors choose to invest in our bank because they receive appropriate returns and have confidence in its management and good governance practices. Employees choose to work with our bank because they have job satisfaction and are appropriately rewarded for their performance. We hope to receive continued support from our shareholders for the success of the Change Program. Finally, the Board would like to thank you all for your support through the year.

(Mr. Chirayu Isarangkun Na Ayuthaya)
Chairman

(Khunying Jada Wattanasiritham)
President & Chief Executive Officer

AUDIT COMMITTEE'S REPORT

The Audit Committee of the Bank has performed its duties which have been assigned by the Board of Directors and in consistent with the rules and regulations of the Stock Exchange of Thailand in 2001. Its principal objectives are to reduce the risks for the Bank and to put in place various internal control systems which are appropriate and transparent. The Audit Committee has also implemented the following measures :

- To promote the ownership of controls throughout the Bank through Control and Risk Self Assessment.
- To Assign a Chief Audit Executive to manage all internal audit activities in order to improve operation procedures and reduce risks from damages in the future.
- To engage foreign advisor to support and upgrade internal audit system to be in line with International Best Practices.

The Audit Committee has been very particular in promoting the development and installation of internal controls and internal audits on a sustainable basis, so that the Bank will be in a better position to perform its activities under good corporate governance.

Mr. Viroj Phutrakul
Chairman of the Audit Committee

DR. CHIRAYU ISARANGKUN NA AYUTHAYA



POSITION
- **Chairman**

EDUCATION
- B. Sc. (Economics) Hons., London School of Economics, University of London, U.K.
- Ph.D. (Economics), Australian National University, Australia

SPECIAL COURSE
- Chairman 2000, Thai Institute of Directors

PAST POSITIONS
- Minister of the Prime Minister's Office Government House
- Minister of Industry

OTHER CURRENT POSITIONS
- Director-General, Bureau of the Crown Property
- Grand Chamberlain, Bureau of the Royal Household
- Chairman, Dheves Insurance Public Company Limited
- Advisor to the Board of Director, The Siam Cement Public Company Limited

DR. VICHIT SURAPHONGCHAI



POSITION
- **Director and Chairman of the Executive Committee**

EDUCATION
- Bachelor of Engineering, Chulalongkorn University, Thailand
- Master of Engineering, University of California, Berkeley, U.S.A.
- M.B.A. (Management), Graduate School of Management, UCLA, U.S.A.
- Ph.D., Graduate School of Management, UCLA, U.S.A.

SPECIAL COURSE
- Chairman 2000, Thai Institute of Directors

PAST POSITIONS
- Minister, Ministry of Transport and Communications
- President, Bangkok Bank Public Company Limited
- Chairman, Radanasin Bank Public Company Limited
- Chairman of the Supervisory Board, Kempinski AG

OTHER CURRENT POSITIONS
- Advisor, Bureau of the Crown Property
- Member, National Education Commission
- Member, National Institute of Development Administration
- Member, Thai Airways International Public Co., Ltd.
- Member, Asia Institute of Technology (AIT)

MR. VIROJ PHUTRAKUL



POSITION
- **Director and Chairman of the Audit Committee**

EDUCATION
- B.A. (Economics), Sheffield University, U.K.

SPECIAL COURSE
- Chairman 2000, Thai Institute of Directors

PAST POSITIONS
- Chairman, Lever Brothers (Thailand) Company Limited
- Chairman, Industrial Estate Authority of Thailand
- Executive Chairman, Central Trading Company Limited

OTHER CURRENT POSITIONS
- Chairman, Executive Committee, Central Pattana Public Company Limited
- President, Boonrawd Asia Beverage Company Limited
- Director, Saha Union Public Company Limited
- Director, Boonrawd Brewery Company Limited
- Chairman, Executive Committee, Asian Institute of Technology

MR. ANAND PANYARACHUN



POSITION	◦ **Director, Chairman of the Compensation Committee and Chairman of the Nomination Committee**
EDUCATION	◦ B.A. (Honours), Trinity College, University of Cambridge, U.K.
PAST POSITIONS	◦ Prime Minister of Thailand
	◦ Permanent Secretary for Foreign Affairs
	◦ Ambassador to the United States of America and concurrently Permanent Representative of Thailand to the United Nations
	◦ Chairman of the Drafting Committee of the Constitution Drafting Assembly
OTHER CURRENT POSITIONS	◦ Chairman, Saha-Union Public Company Limited
	◦ Chairman of the Council of Trustees and the Board of Directors of Thailand Development Research Institute (TDRI)
	◦ Chairman of the Council of Trustees, Thailand Environment Institute (TEI)
	◦ Chairman of the Board, The Asian Institute of Technology (AIT)
	◦ Chairman of National Economic and Social Advisory Council

MR. ASWIN KONGSIRI



POSITION	◦ **Director and Executive Director**
EDUCATION	◦ B.A. (Honours), Philosophy, Politics and Economics, Oxford University, U.K.
SPECIAL COURSES	◦ *Banff School of Advanced Management, Alberta, Canada*
	◦ National Defence College, Joint Public-Private Course, Thailand
	◦ Directors Certification Program, Class 11/2002, Thai Institute of Directors (IOD) and Australian Institute of Company Directors (AICO)
	◦ Chairman 2000, Class 5/2001, Thai Institute of Directors (IOD) and Australian Institute of Company Directors (AICO)
PAST POSITIONS	◦ President, The Industrial Finance Corporation of Thailand
	◦ Executive Chairman, Bangkok Bank of Commerce Public Company Limited
	◦ Chairman, Bangkok Commercial Asset Management Company Limited
OTHER CURRENT POSITIONS	◦ Director, The Industrial Finance Corporation of Thailand
	◦ Director, Export-Import Bank of Thailand
	◦ Director, Padaeng Industry Public Company Limited
	◦ Director, Muang Thai Life Assurance Company Limited

MR. BODIN ASAVANICH



POSITION	◦ **Director and Executive Director** (Appointed on January 21, 2002)
EDUCATION	◦ *Bachelor of Laws, Thammasat University, Thailand*
	◦ Barrister-at-Law, Thai Bar Association
	◦ Master of Comparative Jurisprudence, New York University, U.S.A.
	◦ Master of Law (General), New York University, U.S.A.
SPECIAL COURSES	◦ Stanford Executive Program, Stanford University, U.S.A.
	◦ Course on Competition Policy, The World Bank
PAST POSITION	◦ *Director of Legal Department, Petroleum Authority of Thailand*
OTHER CURRENT POSITIONS	◦ Group General Counsel, The Siam Cement Public Company Limited
	◦ Managing Director, Cementhai Legal Counsel Limited
	◦ Member of the Board of Director, CPB Equity Company Limited
	◦ Member of the Board of Director, CPB Property Company Limited
	◦ Vice Chairman (Legal Affairs), The Federation of Thai Industries
	◦ Member of the Legal Revision for the Country's Development Committee

M.L. USNI PRAMOJ



POSITION	◦ **Director and Member of the Audit Committee**
EDUCATION	◦ B.A. (Jurisprudence), Oxford University, U.K.
	◦ Barrister-at-Law, Gray's Inn, London, U.K.
PAST POSITION	◦ Chairman, The Siam Industrial Credit Public Company Limited
OTHER CURRENT POSITIONS	◦ Privy Councillor
	◦ Manager, His Majesty's Private Property Office
	◦ Chairman, Thai Fuji Xerox Company Limited
	◦ Chairman, Rajdumri Hotel Public Company Limited

M.R. DISNADDA DISKUL



POSITION
- **Director and Member of the Audit Committee**

EDUCATION
- B. Sc. (Economics), Indiana University (Bloomington), U.S.A.

SPECIAL COURSE
- Chairman 2000, Thai Institute of Directors

PAST POSITION
- Private Secretary of Her Royal Highness The Princess Mother

OTHER CURRENT POSITIONS
- Secretary-General, Mae Fah Luang Foundations under Royal Patronage
- Chairman, Committee for Implementation of The Doi Tung Development Project
- Director-General, Doi Tung Development Project Coordinating Center
- Board Member, Volunteer Doctors Foundation of Her Royal Highness The Princess Mother
- Board Member, Prostheses Foundation under of Her Royal Highness The Priness Mother
- Board Member, Breast Foundation under The Patronage of Her Royal Highness The Priness Mother

MR. JOHN WILLIAM HANCOCK



POSITION
- **Director, Member of the Compensation Committee and Member of the Nomination Committee**

EDUCATION
- LL.B., University of Adelaide, South Australia, Australia

SPECIAL COURSES
- "Chairman 2000", Thai Institute of Directors
- "Directors Certification Program", Thai Institute of Directors

OTHER CURRENT POSITIONS
- Chairman and Executive Director, Banker & McKenzie Limited
- Director, Serm Suk Public Company Limited
- Director, Bellatrix Enterprises Limited, Hong Kong

MR. PETER SEAH LIM HUAT



POSITION
- **Director, Member of the Compensation Committee and Member of the Nomination Committee**

EDUCATION
- B.A. (2nd Class Hons.), Business Administration, University of Singapore, Singapore

PAST POSITIONS
- Executive Director and Chief Executive, International Bank of Singapore Limited
- President & CEO, Overseas Union Bank Limited
- Director, ASEAN Finance Corporation Limited
- Director, Asfinco Singapore Limited

OTHER CURRENT POSITIONS
- President & CEO, Singapore Technologies Pte Ltd.
- Director, EDB Investment Pte Ltd.
- Member, Civil Aviation Authority of Singapore
- Chairman, SembCorp Industries Ltd.

MRS. KANNIKAR CHALITAPORN



POSITION
- **Director, Member of the Compensation Committee and Member of the Nomination Committee** (Appointed on January 21, 2002)

EDUCATION
- Bachelor Degree (Business), University of Colorado, U.S.A.

SPECIAL COURSE
- Advanced Management Programme (AMP), Harvard University, U.S.A.

PAST POSITIONS
- Personal Products Director, Unilever Thai Holdings Limited
- Vice Chairman and Foods Director, Unilever Thai Holdings Limited

OTHER CURRENT POSITIONS
- Vice Chairman and Personal Care Category Director, Unilever Thai Holding Limited
- Director of Siam Tea Co., Ltd.
- Director of Royco Foods (Thailand) Co., Ltd.
- Chairman of Thailand Management Association (TMA)

MR. VERACHAI TANTIKUL



POSITION	**Director**
EDUCATION	LL.B (Hons.), Thammasat University, Thailand
	Barrister at Law, The Thai Bar
	LL.M., The University of California, at Berkeley, U.S.A.
PAST POSITIONS	Deputy Director General, The Revenue Department
	Inspector General, The Ministry of Finance
	Director of The Board, Radanasin Bank Public Company Limited
	Deputy Permanent Secretary, The Ministry of Finance
OTHER CURRENT POSITIONS	Director-General, The Excise Department, the Ministry of Finance
	Director of the Board, The Industrial Finance Corporation of Thailand
	Director of the Board, The Sukhumvit Asset Management

MR. MASATERU NAKAMURA



POSITION	**Director** (Appointed on July 17, 2001)
EDUCATION	B.A. in Economics, Osaka University, Japan
PAST POSITIONS	General Manager, Global Finance & Investment Banking Division, Asia & Oceania Group, The Sanwa Bank Limited
	General Manager, Global Commercial Banking Office, The Sanwa Bank Limited
	General Manager, Singapore Branch, The Sanwa Bank Limited
OTHER CURRENT POSITIONS	President Commissioner, PT Bank UFJ Indonesia
	Vice President Commissioner, PT UFJ BRI Finance
	General Manager, Planning & Administration Department, The UFJ Bank Limited

(Resigned since February 22, 2002 and Mr. Mahito Kageyama was appointed for the replacement)

KHUNYING JADA WATTANASIRITHAM



POSITION	**President & Chief Executive Officer and Executive Director**
EDUCATION	B.A. (Economics), Cambridge University, U.K.
	M.A. (Economics), Cambridge University, U.K.
	M.A. (Economic Development), Williams College, U.S.A.
SPECIAL COURSE	Directors Certification Program, Thai Institute of Directors
PAST POSITIONS	Executive Vice President, The Siam Commercial Bank Public Company Limited
	Senior Executive Vice President, The Siam Commercial Bank Public Company Limited
	Director and Senior Executive Vice President, The Siam Commercial Bank Public Company Limited
OTHER CURRENT POSITIONS	Chairman and Chairman of the Executive Committee, Siam Commercial New York Life Insurance Public Company Limited
	Executive Director, Bangkok Intercontinental Hotel Company Limited
	Director, ASEAN Finance Corporation Limited

MRS. SIRIBUNCHONG UTHAYOPHAS Secretary to the Board of Directors

To be the Bank of Choice

for Customers, Shareholders, and Employees

ORGANIZATION AND EXECUTIVE OFFICERS

Board of Directors

Compensation Committee

Executive Committee

Nomination Committee

President and Chief Executive Officer
Khunying Jada Wattanasiritham

Board Secretariat and Shareholder Service Office
Siribunchong Uthayophas

Change Program
Deepak Sarup

Corporate Banking Group
Chatchaval Bhanalaph

Corporate Division 1
Charlie Wannawasu

Corporate Department 1
Thongchai na Nakorn
Corporate Department 2
Silpajai Kharuharatana
Corporate Department 3
Junichiro Watanabe

Corporate Division 2
Sirichai Sombutsiri

Corporate Department 4
Paspun Suwanchinda
Corporate Department 5
Sarunthorn Chutima
Corporate Department 6
Grish Attagrish

International Banking and Markets Group
Chatchaval Bhanalaph
(acting)

International Banking Division
Maleeratna Plumchitchom

International Banking Department
Kenneth Wong Chee Hoong
International Trade Department
Songsak Wairatpanij
Foreign Exchange and Remittance Department
Chainarong Sombutsiri
International Banking Facilities Office
Issara Poshakrishna

Treasury and Capital Market Division

Treasury Department
Tak Bunnag
Capital Market Department
Somchai Sanyalaksiri

Retail Banking and SME Group
Wirutt Ruttanaporn

Channel Management Division
Adul Chandanachulaka

Channel Management Department 1
Wirasak Chiraset
Channel Management Department 2
Varin Chalanuchpong
Private and Institutional Banking Department
Anchalipan Amornvivat
Branch Operation Support Department
Namtip Gajanandana
Rutchayothin Office
Preecha Praechinavong
Building Management Office
Prinya Buranasiri

Retail Marketing Division
Chantima Chaturaphat

Retail Product and Marketing Department
Kraisee Patrawart
SCB Business Services Company Limited
Chantima Chaturaphat

Consumer Loan Division
Permpoon Krairiksh

Consumer Finance Department 1
Saowaros Siriwan
Consumer Finance Department 2
Meechai Kongsangchai
Office of Consumer Finance for Special Purpose
Thowthawal Subhavanich

SME Loan Division
Somchai Mitpaibul

Business Development Department 1
Somana Siksamat
Business Development Department 2
Chalit Satidthong

Audit Committee

Chief Audit Executive
Kannika Ngamsopee

Bank Audit and Compliance Department
Yothin Pibulkasetkij

Specialized and Information System Audit Department

Human Resource
Wuchien Michael Than

Information Technology and Processing Service Group
Vichit Yanamorn

Information Technology Division
Charamporn Jotikasthira

Systems Engineering Department
Mana Varapukde
Samphan Tirawat
Siripen Olankijcharoen

Technology and Process Engineering Department
Pisit Jirapinyo

E-Business Department
Namthip Potisat

Applied Technology Office
Amarit Laorakpong

Processing Service Division

Payment and Collection Operation Department
Payap Hansapandhu

Credit Operation Department
Sinchai Chaisiripoomkere

Quality Assurance and Information System Security Department
Thongchai Pingkarawat

Risk Management and Planning Division
Yokporn Tantisawetrat

Corporate Planning and Information Department
Ongorn Abhakorn na Ayudhya

Credit Risk Management Department
Sutharntip Phisitbuntoon

Risk Management Office
Pol Narongdej
(acting)

Corporate Service Division
Vissut Sethaput

Human Resource Department
Cherdsiri Sukserm

Business Promotion Department
Saroch Indragajita

Asset Management Division
Na Bhengbhasang Krishnamra

Credit Development Department
Chiravuthi Bunyasiri
Nibondh Namdhavaj

Litigation Department
Thanawat Natipodhi

Asset Management Office
Karoon Laoharatanun

As at March 1, 2002

SENIOR EXECUTIVE OFFICERS



KHUNYING JADA WATTANASIRITHAM
President and Chief Executive Officer



MR. CHATCHAVAL BHANALAPH
Senior Executive Vice President,
Corporate Banking Group



MR. WIRUTT RUTTANAPORN
Senior Executive Vice President,
Retail Banking and SME Group



MR. VICHIT YANAMORN
Senior Executive Vice President, Information
Technology and Processing Service Group



MR. DEEPAK SARUP
Senior Executive Vice President,
Change Program
(Appointed on January 28, 2002)



MR. W MICHAEL THAN
Senior Executive Vice President,
Human Resource
(Appointed on February 1, 2002)

MRS. KANNIKA NGAMSOPEE
Chief Audit Executive
(Appointed on May 2, 2001)



MR. CHARLIE WANNAWASU
Executive Vice President,
Corporate Division 1



MR. SIRICHAI SOMBUTSIRI
Executive Vice President,
Corporate Division 2



MRS. MALEERATNA PLUMCHITCHOM
Executive Vice President,
International Banking Division



MR. ADUL CHANDANACHULAKA
Executive Vice President,
Channel Management Division



MR. PERMPOON KRAIRIKSH
Executive Vice President,
Consumer Loan Division



MRS. CHANTIMA CHATURAPHAT
Executive Vice President,
Retail Marketing Division



MR. SOMCHAI MITPAIBUL
Executive Vice President,
SME Loan Division



MR. CHARAMPORN JOTIKASTHIRA
Executive Vice President,
Information Technology Division



MR. YOKPORN TANTISAWETRAT
Executive Vice President,
Risk Management and Planning Division



MR. VISSUT SETHAPUT
Executive Vice President,
Corporate Service Division



MR. NA BHENGBHASANG KRISHNAMRA
Executive Vice President,
Asset Management Division



SIAM COMMERCIAL BANK
Your Bank of Choice

SIAM COMMERCIAL BANK
Your Bank of Choice

EXPLANATION AND ANALYSIS OF FINANCIAL POSITION AND OPERATING RESULTS

Economic Conditions in 2001

- The Thai economy grew at between 1.5 - 1.8% in 2001, which represents a decline from the GDP growth rate of 4.3% seen in year 2000. This modest pace of growth was mainly due to the global economic slowdown, particularly in the United States and Japan, with the terrorist attacks of September 11th also being a contributing factor. The growth engines for the Thai economy in 2001 continued to be private-sector consumption and government spending. Private sector investment still failed to recover, and exports (in U.S. dollars) declined by 7.0% when compared to the previous year.

- In the manufacturing sector the industrial production index expanded by only 1.3% in 2001, reflecting the higher level of activity by industries geared for the domestic market. Examples here include the automobile and transport equipment sectors, the beverage industry and construction materials. In contrast, industrial production in export-oriented sectors, including electronic parts and processed foods, contracted markedly during the year.

- Although the contraction in exports led to a reduction in Thailand's current account surplus to US$ 6,200 million in 2001 from US$ 9,400 million in 2000, the country's balance of payments shifted from a deficit of US$ 1,600 million in 2000 to a surplus of US$ 1,300 million in 2001. This surplus was made possible by substantial reduction in capital outflows, particularly in the case of foreign debt repayments by the private sector.

- The vulnerability of the Thai economy to external factors continued to decline during 2001. Thailand's total external debt outstanding was reduced to US$ 69,000 million at end-2001 from US$ 79,700 million at end-2000. Moreover, at end-2001 over 80% of Thailand's outstanding debts consisted of long-term borrowings. In addition, the country's international reserves continued to increase despite the fact that throughout the year the Bank of Thailand continuously repaid loans that came due as part of the International Monetary Fund's financial support program.

Economic Outlook for 2002

- In 2002, the Thai economy is expected to show modest growth of between 2.0 - 2.5%. The economic recovery will continue to rely primarily on private sector consumption and government spending. Given that considerable uncertainty remains regarding the outlook for global economic growth, prospects for Thailand's exports and private investment are also quite fragile.

- Commercial banks in Thailand will continue to experience a high level of excess liquidity, as well as intensified competition throughout 2002. Therefore, Thai banks will have to focus on the appropriate means of managing net interest income and controlling operating costs, as well as accelerate investment in areas that will boost their competitiveness. In addition, efforts must be made to develop products and services that suit customer needs, as well as to identify measures that will improve work efficiency and enhance risk management skills. These efforts will help ensure that Thailand's commercial banking system will be able to promote sustainable economic growth for the country over the long term.

The Thai Commercial Banking System in 2001 and Future Business Environment

- The number of private commercial banks that recorded profits in 2001 increased when compared with year 2000. The improved financial position and operating results for the banking sector as a whole was made possible by internal restructuring, better work efficiency, stricter cost control, and steady progress towards resolving non-performing loans. Nevertheless, as a result of the economic slowdown many commercial banks set aside large allowances for doubtful accounts in 2001 that were well in excess of levels seen in year 2000. Consequently, banks' net profits after allowances for doubtful accounts registered a decline in 2001 from the levels seen in 2000, despite the considerable improvement in pre-allowance operating profits for the year.

- Excess liquidity continued to pose a major problem for Thailand's commercial banking system, as deposit growth has remained higher than credit growth during the past 2-3 years. In 2001 deposits grew by 4.0%, while credit outstanding (adding back loans written off and loans transferred to asset management companies) increased by a mere 0.6%. As a result, most commercial banks had to lower their deposit rates twice, once in the first quarter and again in the last quarter of 2001.

- The ratio of NPLs to total loans in the commercial banking system declined from 17.7% at end of 2000 to 10.6% at end 2001 owing mainly to the transfer of NPLs from state-owned commercial banks to state-owned asset management companies and the Thai Asset Management Corporation (TAMC). For private commercial banks, NPLs transferred to the TAMC amounted to around Baht 60,000 million on a book value basis, with this amount being equivalent to only 10-15% of private commercial banks' outstanding NPLs.

- Competition amongst commercial banks in 2002 is expected to intensify, especially in terms of retail products and services such as mortgage loans, consumer and credit card loans, and various new fee-based services. This trend is in line with the stronger than anticipated recovery in private consumption when compared with other economic sectors in recent years. As for business lending, demand for credit has yet to fully recover as evidenced by the continued sluggish pace of private sector investment. Furthermore, competition from state-owned financial institutions, particularly in terms of extending loans to SMEs, has intensified.

Operating Performance Under the 2001 Business Plan

- Although net credit growth did not meet the target set out in the Bank's 2001 Business Plan, the goals set for other aspects of its business were achieved by continuously reviewing and adjusting its business strategies, introducing new products and services, focusing on generating regular and deal-specific fee income, reducing non-essential expenses, and maintaining stringent cost controls. Progress was also made in the implementation of various projects aimed at enhancing efficiency for the long-term and improving the Bank's basic operating infrastructure. These projects are expected to begin yielding tangible results in 2002.

Overview of Operating Results for 2001

- As indicated in the Bank's non-consolidated financial statements, the Bank registered a net profit of Baht 405 million in 2001. Interest and dividend income amounted to Baht 16,078 million, and non-interest income reached Baht 6,613 million. Non-interest expenses declined to Baht 13,078 million, while loans written off, allowance for doubtful accounts, and losses from debt restructuring together amounted to Baht 9,207 million.

- These operating results were achieved as a result of efforts made to achieve the targets set in various areas. However, the Bank's net profit declined by Baht 3,155 million from Baht 3,560 million in 2000. The decline in net profit was attributed mainly to an increase in allowances for doubtful accounts of Baht 2,951 million that reflects the Bank's conservative stance in light of the economic slowdown and other uncertainties. When considering the Bank's pre-allowance operating results, earnings from the Bank's core businesses actually improved in 2001 when compared to the previous year. Net interest income, fee income, gain on exchanges, and other earnings together amounted to Baht 22,312 million, an increase of 8.5% or Baht 1,742 million when compared to year 2000. Furthermore, non-interest expenses fell from Baht 14,204 million in 2000 to Baht 13,079 million in 2001, for a decrease of 7.9%.

Income for 2001

- For 2001 net interest and dividend income as a proportion of total income rose to 70.8% from 62.4% in 2000, while non-interest income as a proportion of total income declined to 29.2% from 37.6% over the same period. The reduction in the latter ratio reflected primarily the decline in other income, gains on trading in securities, and the reversal of allowances for diminution in securities, and lower profits transferred from affiliates and joint companies.

Structure of the Bank's Total Income

	2001		2000		1999	
	Million Baht	Share	Million Baht	Share	Million Baht	Share
Net interest and dividend income	16,078	70.8%	14,992	62.4%	10,597	55.5%
Fee income	5,144	22.7%	5,014	20.9%	4,538	23.7%
Gain on exchanges	1,000	4.4%	527	2.2%	1,470	7.7%
Other income, gains on trading in securities, and the reversal of allowances for diminution in securities	(196)	(0.8%)	1,386	5.8%	3,608	18.9%
Share of profit (loss) from affiliated / joint companies	664	2.9%	2,101	8.7%	(1,115)	(5.8%)
Total income	22,690	100.0%	24,020	100.0%	19,098	100.0%

- In 2001, the Bank recorded gross interest and dividend income (before deducting interest expenses) of Baht 32,874 million, which represents a decline of 9.1% or Baht 3,282 million from the previous year. The decline in interest income occurred as a result of the continuous reduction in money market rates. In addition, the amount of new credit extended was lower than loan repayments, while some large corporate clients having increased their reliance on the corporate debt market as a source of funds. Nevertheless, the Bank managed to control its interest expenses in line with its interest income. As a result, interest expenses decline from Baht 21,165 million in 2000 to Baht 16,797 million in 2001, for a reduction of Baht 4,368 million or 20.6%. In total, the Bank's net interest and dividend income for 2001 amounted to Baht 16,078 million for an increase of Baht 1,086 million, or 7.2%, from 2000.

- The Bank's total non-interest income amounted to Baht 6,612 million for a decline of Baht 2,415 million compared with 2000. This decrease was caused by a loss of Baht 284 million on investments in securities that in turn prompted the Bank to increase its allowance for diminution in securities. In 2000, the Bank earned a profit of Baht 1,351 million for this item. The reduction in profits transferred from affiliates and joint companies, which amounted to Baht 1,437 million when compared to 2000, also contributed to the decline in non-interest income. Nevertheless, fee income increased by Baht 130 million owing to the successful introduction of new products and services. In addition, the Bank registered a Baht 1,000 million gain on exchanges in 2001, which is Baht 473 million higher than what was recorded in 2000.

Expenses in 2001

- Interest expenses in 2001 fell by Baht 4,368 million, or 20.6%, as a result of reductions made in deposit rates. Deposit interest payments alone declined by Baht 3,660 million, and interest expenses for inter-bank and money market items declined by Baht 801 million. Meanwhile, interest expenses for long-term borrowings increased by a modest Baht 94 million.

- Non-interest expenses fell by Baht 1,126 million, or 7.9%, from 2000, of which Baht 197 million consisted of reduced building and equipment expenses followed by Baht 113 million in lower special business tax payments. Furthermore, in 2000 the allowance for the diminution in the value of assets amounted to Baht 1,302 million based on the guidelines set by the Bank of Thailand. However, for 2001 this figure declined by Baht 1,202 million. The non-interest expense items that increased in 2001 consisted of a Baht 117 million rise in contributions to the Financial Institution Development Fund following an increase in deposits, and a Baht 160 million increase in annual salary adjustments for staff.

Allowance for Doubtful Accounts

- The Bank set aside an allowance of Baht 9,207 million for doubtful accounts in 2001, which represents an increase of Baht 2,951 million from 2000. The increase in allowances for doubtful accounts was intended not only to meet relevant Bank of Thailand's requirements, but also to provide an additional cushion against potential asset impairment that may result from the fragile domestic and global economic environment, as well as the possible threat of terrorist attacks in the future. As a result of this conservative policy, the Bank's allowance for doubtful accounts and valuation adjustments related to debt restructuring amounted to Baht 23,535 million as of year-end 2001, which represents an increase of Baht 726 million over the level seen in year 2000. Moreover, this figure for 2001 is equal to 155.0% of the Bank of Thailand's requirement.

Net Profit in 2001

- Since the third quarter of 1999 the Bank has consistently recorded a net profit. For 2001, the Bank achieved a net profit of Baht 405 million, compared to Baht 3,560 million in 2000. The decline in net profit was the result of the increase in allowance for doubtful accounts mentioned earlier.

- The Bank's basic earnings per share, calculated by dividing its annual net profit by the weighted average of ordinary shares already issued during the year, amounted to Baht 0.50 per share. When taking into account ordinary share equivalents - e.g. assuming that convertible preferred shares, warrants for convertible preferred shares, and convertible debentures were all converted into ordinary shares at the beginning day of the accounting period - the Bank's diluted earnings per share would equal Baht 0.13.

Financial Position

Assets

- At end 2001, the Bank had total assets of Baht 715,390 million, an increase of Baht 3,192 million or 0.4% from 2000. This rise in assets was attributed to increases in funding, especially the Baht 7,883 million rise in deposits and Baht 1,602 million gain in liabilities payable upon demand. However, inter-bank and money market items declined by Baht 6,213 million.

- The Bank's assets in 2001 consisted of two main components. The first component comprised earning assets totaling Baht 655,345 million, for a gain of Baht 4,744 million over year 2000. While net loans declined by Baht 30,311 million, interest-earning inter-bank and money market items increased by Baht 22,418 million to Baht 69,326 million. Meanwhile, securities with repurchase agreements increased by Baht 10,000 million to Baht 28,480 million, and investments in securities rose by Baht 2,636 million. The second component of the Bank's assets in 2001 consisted of non - earning assets totaling Baht 60,045 million, which represents a decline of Baht 1,551 million from 2000. Changes in non - earning assets included a reduction of Baht 5,714 million in inter-bank and money market items, a gain Baht 1,725 million in assets waiting to be sold, and an increase of Baht 2,264 million in cash.

Liabilities

- In 2001 the Bank had total liabilities of Baht 653,449 million, for an increase of Baht 1,426 million when compared to year 2000. The increase in liabilities reflected mainly a rise in deposits of Baht 7,883 million to Baht 600,990 million as of end-2001 for an increase of 1.3% over the previous year. The main components of the Bank's liabilities were deposits (91.9%), borrowings (3.9%), and inter-bank and money market items (1.7%). In 2001 the Bank had a liability to shareholders' equity ratio of 10.6%.

Shareholders' Equity, Capital, and Capital Fund

- At end - 2001, the Bank's shareholders' equity amounted to Baht 61,941 million, for a gain of Baht 1,766 million over year 2000. This increase came from gains in profits and a revaluation surplus on investments; the latter was a result of declining market yields. As of end-2001, the Bank had paid-up capital of Baht 31,312 million with total paid-up shares of 3,131 million, 2,256 million shares of which were preferred shares and 875 million were ordinary shares.

- As of December 31, 2001, the Bank's legal capital funds amounted to Baht 77,923 million, representing a gain of Baht 454 million above the level seen in year 2000. The ratio of capital funds to risk assets stood at 16.6%, thus exceeding the Bank of Thailand's requirement of 8.5%. Tier-1 capital made up 10.3% of the Bank's capital funds, while Tier- 2 capital stood at 6.3%.

Quality of Assets

- At end-2001, the Bank had total loans outstanding of Baht 465,267 million, down from Baht 29,584 million at the end of year 2000. This decline was the result of the Bank having transferred Baht 7,477 million (net book value basis) to the Thai Asset Management Corporation (TAMC), as well as the transfer of Baht 3,837 million to properties foreclosed. Other factors contributing to this result included write-offs of Baht 4,169 million, and repayments and other items amounting to Baht 14,101 million. For these reasons, the Bank's net loan expansion was below target despite the fact that the Bank met its target for new loan expansion.

- In terms of asset quality, thanks to the Bank's active efforts in terms of debt restructuring and loan collection, its net NPLs declined by Baht 9,333 million. NPLs outstanding at end-2001 stood at Baht 84,928 million, accounting for 18.5% of total loans. Total problem classified loans declined by Baht 1,659 million to Baht 108,678 million at end-2001, to account for 23.5% of total loans. During 2001 the Bank managed to restructure Baht 39,861 million worth of loans, which was in line with it target for the year in terms of the number of major debtors. However, since economic conditions have yet to fully recover the Bank did experience re-entry NPLs related to some of its restructured loans. The Bank is fully aware of this problem and has introduced preventive measures to effectively address this issue with the view of achieving a further reduction in its NPLs over the long term.

Investments in Securities

- At end-2001, the Bank's net investment in securities amounted to Baht 124,807 million, as compared with Baht 122,170 million at end-2000. This represents an increase of Baht 2,637 million, or 2.2% year-on-year. Long-term investments increased by Baht 6,101 million, while the Bank's net investment in subsidiaries and joint venture companies rose by Baht 362 million. However, short-term investments registered a net decrease of Baht 3,826 million, with this item consisting mainly of government and state enterprise securities.

Liquidity

- As of end-2001 the Bank had Baht 11,245 million in cash on its balance sheet for a net increase of Baht 2,263 million when compared to the end of year 2000. This was mainly attributed to a decrease in investments amounting to Baht 7,999 million.

Sources and Uses of Funds

- The Bank's major source of funds was deposits, which represented 84.0% of the Bank's liabilities and shareholders' equity. The majority of deposits, at 80.1%, came from individual depositors, while domestic legal entities accounted for 12.0%. When classified by type of deposit, 46.4% consisted of fixed deposits with a maturity of up to 6-months and 30.0% were savings accounts. As to the Bank's non-deposit sources of funds, 3.6% were borrowings and 1.6% were made up of inter-bank and money market items. The Bank's sources of funds denominated in foreign currency declined as long-term deposits and borrowings matured, and together amounted to only 4.3% of the Bank's overall sources of funds as of the end of 2001.

- The Bank's uses of funds consisted of net loans at 60.4%, followed by net investment in securities at 17.4%, inter-bank and money market lending at 10.3%, and securities bought under resale agreements at 4.0%. In 2001, the Bank obtained additional liquidity from pre-allowance profits, a net increase in deposits, and loan repayments that exceeded new credit extensions. The Bank used this excess liquidity to lend into the domestic and foreign money markets, including purchasing assets under resale agreements. The transfer of NPLs to the TAMC also led to an increase in investments as the Bank received promissory notes in exchange for its NPLs that were transferred to this entity.

- When comparing the remaining contractual maturity of its loans and deposits, the Bank had Baht 264,512 million of loans with a maturity period of less than one-year remaining, and Baht 191,755 million in loans where the maturity period was more than one year. In terms of deposits, the Bank had Baht 555,724 million in deposits that will mature in less than one year, with another Baht 45,266 million in deposits with a maturity period of more than one year. The Bank is aware of this mismatching of the maturity periods for these sources and uses of funds. Consequently, the Bank is pursuing a policy to obtain funds from sources that better match its use of funds by taking into account interest rates, currencies, and maturity periods with a view to reducing the gaps that exist where appropriate.

Investment Policy and Management of Subsidiaries and Joint Venture Companies

- The Bank's investment policy is to focus on long-term investments in businesses with high growth potential or high dividend yields, and to reducing investments in businesses that neither support its operations nor promote its ability to offer financial services. The Bank is also reviewing its investment strategy as part of overall efforts to enhance the effectiveness of its risk management efforts.

- Regarding its subsidiaries and joint venture companies, the Bank follows a policy that each company must show promising potential in terms of effective cost management and being able to pay dividends to the Bank at an appropriate rate of return. The Bank also dispatches directors to supervise and monitor the management of these companies for the benefit of these companies and their shareholders.

Related Transactions

- All major transactions between the Bank and its subsidiaries joint venture companies, and related companies that could create a conflict of interest are treated as regular transactions similar to those offered to the Bank's general customers. All of these transactions consist of ordinary business transactions that comply with relevant regulations and screening processes that are the same as those that apply to the Bank's general customers (for details please see the Notes to the Financial Statement section).

- Independent directors of the Bank have examined the transactions that occurred during 2001 between the Bank and its related parties that could result in a conflict of interest, and found that such transactions were appropriate in terms of business practices and fair market value.

- In its transactions with related parties the Bank has always adhered to the principle of costing and pricing its services at market rates as if these parties were the Bank's regular customers. Similarly, the Bank has adopted the market-pricing principle when making payments to related parties in such circumstances.

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

BALANCE SHEETS

AS AT DECEMBER 31,

Unit : Million Baht

	2001	2000 (Restated)	1999	1998	1997
ASSETS					
CASH	11,245	8,982	10,630	7,474	7,480
CASH AND DEPOSITS AT BANKS	-	-	-	-	-
INTERBANK AND MONEY MARKET ITEMS	74,010	57,305	48,557	44,359	48,432
SECURITIES PURCHASED UNDER RESALE AGREEMENTS	28,480	18,480	3,095	35,510	33,600
NET INVESTMENT IN SECURITIES	124,807	122,171	104,655	50,519	37,999
LOANS	456,267	485,851	488,498	544,269	568,160
LESS ALLOWANCE FOR DOUBTFUL ACCOUNTS	(23,535)	(22,808)	(18,713)	(31,423)	(18,153)
NET LOANS	432,732	463,043	469,786	512,846	550,007
ACCURED INTEREST RECEIVABLES	2,250	2,855	3,970	15,421	9,969
PROPERTIES FORECLOSED	11,405	9,679	10,848	3,739	2,620
CUSTOMERS' LIABILITY UNDER ACCEPTANCES	476	918	2,832	3,367	2,764
PREMISES AND EQUIPMENT, NET	19,784	20,737	17,363	18,326	19,182
OTHER ASSETS	10,202	8,027	11,732	11,283	5,108
TOTAL ASSETS	**715,391**	**712,198**	**683,465**	**702,844**	**717,161**
LIABILITIES AND SHAREHOLDERS' EQUITY					
DEPOSITS	600,990	593,107	562,642	591,150	558,980
INTERBANK AND MONEY MARKET ITEMS	11,395	17,608	24,126	36,931	71,382
LIABILITIES PAYABLE ON DEMAND	3,584	1,981	4,471	2,720	1,556
SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	-	-	-	-	980
BORROWINGS	25,522	25,602	22,103	16,906	15,356
BANK'S LIABILITIES UNDER ACCEPTANCES	476	918	2,832	3,367	2,764
OTHER LIABILITIES	11,484	12,806	13,211	16,845	24,428
TOTAL LIABILITIES	**653,449**	**652,023**	**629,384**	**667,919**	**675,446**
SHAREHOLDERS' EQUITY					
ISSUED AND PAID - UP SHARE CAPITAL	31,312	31,305	31,210	5,888	5,456
PREMIUM ON SHARE CAPITAL AND RESERVE	64,145	64,392	82,634	43,104	40,726
RETAINED EARNINGS UNAPPROPRIATED	(62,063)	(62,467)	(66,069)	(13,013)	2,742
UNREALIZED GAIN (LOSS) FROM SECURITIES VALUATION	4,656	2,862	6,192	(1,054)	(7,209)
CURRENCY TRANSLATION ADJUSTMENT	115	307	115	-	-
TOTAL SHAREHOLDERS' EQUITY	**61,941**	**60,175**	**54,081**	**34,925**	**41,715**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**715,391**	**712,198**	**683,465**	**702,844**	**717,161**
TOTAL CAPITAL FUNDS	77,923	78,377	74,172	52,656	56,922
OFF - BALANCE SHEET ITEMS - CONTINGENCIES					
AVALS TO BILL AND GUARANTEES OF LOANS	4,821	11,911	14,249	21,783	47,518
LIABILITY UNDER UNMATURED IMPORT BILLS	3,259	4,374	6,820	6,829	19,745
LETTERS OF CREDIT	8,730	9,533	7,372	5,977	13,872
OTHER CONTINGENCIES	321,064	377,870	283,153	292,011	433,427

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31,

Unit : Million Baht

	2001	2000 (Restated)	1999	1998	1997
INTEREST AND DIVIDEND INCOME	32,875	36,157	41,021	72,173	68,401
INTEREST EXPENSES	16,797	21,165	30,424	59,453	44,229
NET INTEREST AND DIVIDEND INCOME	**16,078**	**14,992**	**10,597**	**12,720**	**24,172**
BAD DEBT AND DOUBTFUL ACCOUNTS	9,207	6,256	40,231	14,433	11,597
NET INTEREST AND DIVIDEND INCOME					
AFTER BAD DEBT AND DOUBTFUL ACCOUNTS	**6,871**	**8,736**	**(29,634)**	**(1,713)**	**12,575**
NON - INTEREST INCOME					
GAIN ON EXCHANGES	1,000	527	1,470	4,926	2,028
FEES, SERVICE INCOME AND OTHER INCOME	4,949	6,400	8,146	5,056	5,608
INCOME FROM EQUITY INTEREST IN SUBSIDIARIES					
AND/OR ASSOCIATED COMPANIES	664	2,101	(1,115)	n.a.	n.a.
TOTAL NON - INTEREST INCOME	**6,613**	**9,028**	**8,500**	**9,982**	**7,636**
NON - INTEREST EXPENSES					
PERSONNEL EXPENSES AND DIRECTORS' REMUNERATION	4,064	3,903	4,801	4,185	5,622
TAXES AND DUTIES	1,163	1,277	1,476	2,339	2,036
UNREALIZED LOSS ON INVESTMENT	-	-	-	9,335	-
LOSS FROM DIMINUTION IN VALUE OF ASSETS	100	1,302	-	-	-
OTHER EXPENSES	7,752	7,722	8,140	7,965	7,321
TOTAL NON - INTEREST EXPENSES	**13,079**	**14,204**	**14,417**	**23,824**	**14,979**
INCOME (LOSS) BEFORE INCOME TAX	**405**	**3,560**	**(35,550)**	**(15,555)**	**5,232**
INCOME TAX	-	-	-	-	2,038
NET PROFIT (LOSS)	**405**	**3,560**	**(35,550)**	**(15,555)**	**3,194**
DIVIDENDS PER SHARE (BAHT)	-	-	-	-	**3.50**

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

FINANCIAL RATIO

		2001	2000 (Restated)	1999	1998	1997
PROFITABILITY RATIO						
Profit Margin		53.04%	49.36%	34.80%	24.40%	38.80%
Net Profit Margin		1.02%	7.88%	(71.79%)	(18.93%)	4.20%
Return on Equity		0.66%	6.23%	(79.88%)	(40.59%)	7.75%
Interest Income		5.22%	5.79%	6.54%	11.74%	12.34%
Interest Expense		2.63%	3.39%	4.84%	9.21%	7.84%
Net Interest Margin		2.59%	2.40%	1.70%	2.53%	4.50%
Return on Investment		3.38%	5.52%	8.81%	3.97%	5.92%
EFFICIENCY RATIO						
Net Interest Income to Total Assets		2.25%	2.15%	1.53%	1.79%	3.84%
Return on Assets		0.06%	0.51%	(5.13%)	(2.19%)	0.51%
Asset Turnover	(Times)	0.06	0.06	0.07	0.12	0.12
FINANCIAL POLICY RATIO						
Liabilities to Equity	(Times)	10.55	10.84	11.64	19.12	16.19
Loans to Borrowings		72.41%	78.28%	82.91%	89.11%	98.66%
Loans to Deposits		75.92%	81.92%	86.82%	92.07%	101.64%
Deposits to Liabilities		91.97%	90.96%	89.40%	88.51%	82.76%
Dividend Payout Ratio		-	-	-	-	-
ASSET QUALITY RATIO						
Allowanace for Doubtful Accounts to Loans and Accrued Interest Receivables		5.13%	4.67%	3.80%	5.61%	3.14%
Doubtful Loss to Loans and Accrued Interest Receivables		2.09%	1.52%	10.78%	0.14%	0.07%
Non Performing Loans to Loans		18.50%	19.31%	22.95%	34.33%	n.a.
Accrued Interest Receivables to Loans and Accrued Interest Receivables		0.49%	0.58%	0.81%	2.76%	1.72%

To be the Bank of Choice

for Customers, Shareholders, and Employees

KEY DEVELOPMENTS OF THE BANK

Organizational Development and Operational Administration



- In 2001, the Bank underwent an organization restructuring aimed at meeting the changes taking place in the overall business environment. Roles and responsibilities were more clearly defined, particularly with regards to the business units overseeing products and services in the retail banking area with the aim of meeting customers' needs in a more effective manner. In conjunction with these efforts at the front line, the Bank's internal audit and internal controls were strengthened by adding a Chief Audit Executive position that directly supervises auditing functions for the Bank and its affiliates.

- With regard to operations at the branch level, the branch network was successfully restructured according to the "Hub and Spokes" concept. Regional offices were turned into Business Centers (BCs), equipped with experts in the Bank's core businesses. The experts are expected to develop local knowledge, and charged with the roles of overseeing and assisting branches in their operations, especially in the areas of planning, marketing, credit analysis, debt restructuring, and debt collection. The branches' work procedures were also rearranged to give more emphasis to sales and services, while the majority of their operational activities have been transferred to a central operation center.

Branch Network Development

- In 2001, the Bank had continued with its efforts starting in the previous year to improve and develop more efficient services at the branch level including, among others, the restructuring of business units responsible for branch administration, improving branch work systems and operational procedures, and installing more automated equipments aimed at boosting efficiency and security. The automated equipments introduced included a number of new cash deposit, cheque deposit and passbook-update machines. A new system, "Retail Banking Front System", has been developed and will be installed at teller counters starting in the first quarter of 2002.

To make it more convenient for customers, the operating hours of all branches in Bangkok will be extended to 8:30 am - 3:30 pm, starting from March 2002 onwards. This is in addition to the extended working hours already in effect at 35 branches during peak periods at the end and beginning of each month.

- In 2001, the Bank implemented a rationalization program for both its local and foreign branches that resulted in merging and closing down of branches. This brought the total size of the Bank's domestic branch network, as of December 31, 2001, to 477 branches, consisting of 382 full branches and 95 sub-branches. As to foreign branches, the Bank currently operates in Hong Kong, Singapore, Vientiane and Mumbai. The Bank also has the Cambodian Commercial Bank as its affiliate, and has joint venture investment in the VinaSiam Bank in the Socialist Republic of Vietnam as a joint venture bank.

- 
EXCHANGE

  As to other service channels, the Bank has a total of 93 foreign currency exchange booths and foreign trade centers, and 887 ATMs nation-wide.

Developments of New Services

- In its efforts to provide the best possible services to its customers, the Bank has continuously striven to learn more about customers' needs with a view to improving its products and services. With these efforts the Bank was successful in becoming a market leader in several areas in 2001, including:

  * *Housing loans.* The Bank managed to increase its share of the mortgage lending market to 25%, despite intensified competition among commercial banks in this sector;
  * *Selling agent for debt & equity instruments.* The Bank acted as a selling agent for debentures and equity instruments issued by many well-known companies, including Siam Cement Public Co., Ltd. and the Petroleum Authority of Thailand Public Co., Ltd.;

* *Credit cards.* The total number of credit card members increased by 110,000, making the Bank the second largest issuer of Visa cards in Thailand.
* *Internet Banking.* The Bank has over 60,000 customers for its SCB Easy Net service, along with over 500 companies accepting payments over the Internet.

□ During 2001, the Bank also launched new products and services as follows:


SCB
Net
บริการ
โอนเงิน
SCB
Easy
Phone
SCB
Easy
ATM

* *For corporate and SME customers.* Various forms of credit and supplementary products were launched during the year. Examples include SME Loan Packages, Business Cash Management services, FX online services, SCB Trade on-line services, and inter-business payment system over the internet.
* *For retail customers.* The SCB Easy Card (debit card) and SCB Virtual Card (credit card) were introduced. The Bank also joined with the Bangkok Metropolitan Administration in opening 13 sidewalk booths to serve tourists and customers in need of foreign exchange and related financial services throughout Bangkok under the service brand name of "SCB Easy Walk Bank".
* *Electronic Channel Services.* Internet access was made possible through several ATMs under the service brand name "SCB Easy Net @ ATM". International fund transfer for education via the Bank's "SCB Easy Net" internet service were introduced. Payment of PCT- Telephone fees can also be made through ATMs, SCB Easy Phone or over the internet. The Bank also participated in the Revenue Department's program by offering tax payment services, including value-added tax and income tax payment, via its ATM network and internet banking. The Bank, together with Grammy Entertainment Public Co., Ltd., also launched the "Web4Kids" project for young people in order to make them more familiar with internet banking and e-Business systems. And most recently, the Bank teamed up with the Metropolitan Electricity Authority to enable its consumers in Bangkok, Nonthaburi and Samutprakarn to pay their electricity bills through the SCB Multi-Channel Pay system.

Development of Bank Personnel



The Bank has placed a high priority on personnel development based on the view that this area is crucial for its success, and therefore, has organized training programs at all levels to enhance their knowledge, skills, and work efficiency. A number of internal and external training programs focusing on management, sales and services, operational skill development, and risk management have been introduced. To prepare the Bank for increasing competition, it will continue to pursue its policy of enhancing personnel development in 2002, especially in improving employees' competency, marketing skills, sales capabilities, as well as product and service knowledge.

Social Activities and Awards Received

In 2001, the Bank took part in various social activities with the aim of benefiting its customers, Thai citizens and the country at large. These activities were carried out by various means, including the dissemination of useful business information and introduction of new beneficial services. Examples include:


THAILAND INDUSTRY
21 - 30 กันยายน 2544



* Organizing a special lecture and discussion session on the topic of "Thailand's Economic Environment and Implications for Financial Institutions" for foreign media representatives, who were invited by the government to visit Thailand with the aim of creating a better understanding on Thailand's economy and financial system.
* Organizing a seminar entitled "Overview and Outlook of the Thai Economy, and Accounting Systems for SME Operators" in 4 locations, namely Bangkok, Chiang Mai, Hat Yai and Khon Kaen.
* Introducing financial innovations through advanced technology, including a full range of electronic banking services for all customer segments. The Bank's innovations in this field were exhibited at several locations throughout the year, including at "Comtech Thailand 2001" that was staged at the Sirikit National Convention Center and "Thai Industries Fair" held at the IMPACT International Exhibition Center in Muang Thong Thani. Similar events were held "Investor Fair", sponsored by the Stock Exchange of Thailand, as well as "Finance and Financial Technology Festival 2001" held at the Central Plaza.

□ The Bank also organized various activities for the benefit of the society, including:







* Presenting to His Majesty the King volumes of encyclopedia on the culture of Thailand's four regions. The encyclopedia was produced by the Bank to promote and preserve the country's cultural heritage.
* Organizing an annual "Tod Kathin" ceremony at Wat Pran Buri during which scholarships and education materials were granted. Also, the Bank sponsored the planting of mangrove forests at the Pranburi National Reserve in Prachuabkirikhan Province, under a project based on an initiative of Her Royal Highness the Queen.
* Awarding annual scholarships to students throughout the country.
* Joining hands with the Association of Thai Business Front Against Aids to organize a joint anti-AIDS drive, and organizing the "Reducing AIDS from Mother to Child day" with the Thai Red Cross.
* Organizing a blood donation event and producing advertising documents for blood donation centers.

□ The Bank has received continuous recognition from local and foreign agencies, particularly for the effectiveness of its management. During 2001 the Bank received the following accolades:

* The "Best Bank in Thailand" awards from Finance Asia, The Banker and The Asset magazines.
* The "Best E-commerce Strategy in Thailand" award from Finance Asia magazine.
* The highest level of customer satisfaction in foreign exchange and interest rate derivative products and services as surveyed by Asia Risk.
* IFR Awards in the categories of "Project Finance Loan" and "Thailand Capital Market", for the Bank's efforts in mobilizing private sector investment for the Ratchaburi Holding Electricity Plant Co., Ltd.
* The "High Straight Through Processing Award" for transfer services from HSBC, making this the second consecutive year that the Bank has received this award.

BUSINESS PLAN FOR YEAR 2002 AND FUTURE PROJECTS

- For 2002, the Bank's net total credit extension growth is expected to be in line with what was recorded in 2001. The main focus will continue to be on retail banking, as well as extending loans to the corporate sector where the Bank has established a continued business relationship. The Bank will also continue to emphasize lending to high-potential SMEs, particularly those with business links to major corporate customers and those that are participating in Government's credit-guarantee programs.

- Regarding its NPL problems, the Bank will continue with efforts to restructure remaining NPLs. Furthermore, the Bank remains fully committed to preventing new loans extended to existing and new clients from slipping into the NPL category.

- The Bank is also committed to boosting its fee income from current bank products and services, as well as to develop new products and services that better meet customers' needs. The Bank is also cooperating closely with its affiliates to create economies of scale by providing services that will boost the group's income. In term of expenses, the Bank will continue with its efforts to control interest costs, as well as maintain a strict policy on non-interest expenses aimed at reducing unnecessary expenditures.

- Apart from the above-mentioned items, the Bank's strategic plan for the next 2 years is to focus on eight important areas under a project called "Change Program". This program will covers nearly every aspect of the Bank's operations and is aimed at helping the Bank achieve quality growth over the medium to long - term. The Bank's Board of Directors, senior management and all of its employees understand the importance of this program and the need to devote the full energy of all concerned towards achieving the stated goals within this time period. The eight areas of focus include the following:

  1) Branch Redesign: Improvements and rationalization of the Bank's branch network will be undertaken in order to lower operating costs and build a more effective sales network based on a new set of marketing strategies.

2) Retail Sales Stimulation: The Bank's retail banking operations will be reorganized through the development of more effective marketing techniques and sales strategies aimed at better meeting customers' needs.

3) Corporate & SME Business Model: A new business model is being developed and the Bank's operations will be reorganized to build stronger relationships with corporate and SME customers.

4) Credit Process Redesign: A more effective and efficient credit evaluation and loan approval process is being put into place that separates the Bank's credit evaluation and marketing functions with the goal of streamlining operations.

5) Credit Workout Enhancement: This effort involves the reorganization and redesign of work processes, as well as enhancing the skills of the Bank's staff, in order to find solutions to problem loans with increased efficiency and a reduction in losses. Also included here are the management of legal proceedings and the treatment of non-performing securities and assets.

6) Corporate Function Redesign: The focus here is on making improvements in three key areas - human resources, finance, and risk management - each of which is critical for the success of the Bank's operations going forward. In the field of human resources the Bank is putting in place clear guidelines for performance measurement and compensation systems. In terms of finance, the Bank is seeking to improve its financial management and planning skills. Finally, in the area of risk management the aim is to install a comprehensive system of checks and controls across the Bank's entire operations.

7) Building IT Effectiveness: This effort is intended to establish an evaluation system for IT investment with a view to increasing effectiveness in IT resource allocation and performance monitoring, and supporting future business requirements.

8) Operation Process Redesign: A review and redesign of key processes and systems is underway with the goal of improving efficiency. Examples of such efforts include the centralization of operations systems and reducing operational costs, as well as speeding up workflows and achieving optimal control.

Board of Directors

- The Board of Directors assumes responsibility for corporate governance of the Bank. It oversees the business and the affairs of the Bank, establishes with management the strategies and financial objectives to be implemented by management, and monitors the performance of management directly and through the Board's committees.

- The Articles of Association of the Bank specify that:
  - the number of Directors shall be not less than 5; and
  - at each Annual General Meeting one-third of the Directors shall retire from office, but they may stand for re-election.

- The Board currently consists of 14 Directors. Membership of the Board and its Committees is set out in the table below, and details of the Directors' experience, qualifications and special responsibilities appear in page 7-10.

- Mr. Banterng Tantivit and Mr. Olarn Chaipravat retired from the Board on October 17, 2001, and were replaced respectively by Mr. Bodin Asavanich and Ms. Kannikar Chalitaporn respectively, who will serve for the remainder of the term of the persons they replaced.

Director	Committee Membership			
	Executive	Audit	Compensation	Nomination
Dr. Chirayu Isarangkun na Ayuthaya - Chairman				
Dr. Vichit Suraphongchai	✓ (Chair)			
Mr. Viroj Phutrakul		✓ (Chair)		
Mr. Anand Panyarachun			✓ (Chair)	✓ (Chair)
Mr. Aswin Kongsiri	✓			
Mr. Bodin Asavanich	✓			
M.L. Usni Pramoj		✓		
M.R. Disnadda Diskul		✓		
Mr. John William Hancock			✓	✓
Mr. Peter Seah Lim Huat			✓	✓
Ms. Kannikar Chalitaporn			✓	✓
Mr. Verachai Tantikul				
Mr. Masateru Nakamura *				
Khunying Jada Wattanasiritham	✓			

* resigned on February 22, 2002 and replaced by Mr. Mahito Kageyama

The Executive Committee

- The Executive Committee is comprised of three directors and the President (as an ex-officio member). This Committee meets on a regular basis throughout the year, as it is responsible for overseeing the business plan and annual budget of the Bank, the approval of credit extension, debt restructuring, investment, borrowing and expenditures (within the scope of authority delegated by the Board); and establishing the overall investment strategy and policies of the Bank.

- The Committee also considers issues vital to the Bank, including new businesses, interest-rate policy, accounting methods and legal proceedings involving the Bank. It screens each issue prior to its presentation to the Board. The Executive Committee liaises with the Audit Committee.

The Audit Committee

- The Audit Committee consists entirely of independent non-executive Directors. The duties of the Audit Committee include overseeing the appropriateness and effectiveness of the internal control systems and the internal audit functions within the Bank, general compliance with applicable laws and regulations, and overseeing the process of solution and performance of external auditors.

- In carrying out these functions, the Committee:
  - reviews the financial statements, and reports of the Bank
  - reviews conduct to ensure compliance with current laws, relevant regulations and accounting standards; and
  - conducts follow-up investigations relating to financial matters, records, accounts and reports that it considers appropriate.

- The Committee regularly considers, in the absence of management and the external auditor, the quality of the information received by the Committee and, in considering the financial statements, discusses with management and the external auditor:
  - the financial statements and their conformity with accounting standards, other mandatory reporting requirements and statutory requirements; and
  - the quality of the accounting policies applied and any other significant judgements made.

- The Committee periodically meets separately with the internal auditor and the external auditor in the absence of management.

- The Committee reviews the processes governing advisory work undertaken by the external auditor to ensure that the independence of the external auditor is not affected by conflicts.

- The scope of the audit is agreed between the Committee and the auditor. The external audit partner attends meetings of the Audit Committee by invitation.

Audit Arrangements

- Deloitte Touche Tohmatsu Ltd. was appointed as the auditor of the Bank at the 2001 Annual General Meeting and continues to fulfill that office.

The Compensation Committee

- The Board has established a Compensation Committee to recommend overall remuneration plans, policies and practices for Board and management remuneration as well as specific remuneration of the members of the Board and senior management.

- The policy of the Board is that the Committee shall consist of non-executive directors and be chaired by a non-executive director, other than the Chairman of the Board.

Remuneration Arrangements

- The Public Limited Companies Act and the Bank's Articles of Association allow the aggregate remuneration of non-executive directors to be determined from time to time by a General Meeting of Shareholders. An amount not exceeding the amount determined may be divided between the directors as they agree.

- The policy of the Board is that the aggregate amount should be set at a level that provides the Bank with the necessary degree of flexibility to enable it to attract and retain the services of directors of the highest caliber.

- The latest determination was made at the Annual General Meeting held on April 3, 2000 when shareholders approved the remuneration of Baht 1.8 million per year for the Chairman and Baht 1.2 million per year for directors. Remuneration for the sub-committees are determined by the Board. Details of individual directors' remuneration are set out on page 134. Directors' fees do not incorporate a bonus element related to performance of the Bank.

- The remuneration of Khunying Jada Wattanasiritham (President) is fixed by the Board, as are of the terms and conditions of her appointment. Khunying Jada was recently appointed for a further term of 3 years from April 30, 2002 through May 1, 2005.

The Nomination Committee

- The Board has established a Nomination Committee to critically review, at least annually, the composition and performance of the Board. The policy of the Board is that the Committee shall consist of non-executive directors, and may not include the Chairman of the Board.

- The Nomination Committee has developed a set of criteria for director qualifications that have been adopted by the Board. These criteria ensure that any new or re-elected director is able to contribute to the ongoing effectiveness of the Board, has the ability to exercise sound business judgment and to think strategically, and has demonstrated leadership experience, high levels of professional skill and appropriate personal qualities.

- Candidates for appointment as Directors are considered by the Nomination Committee and recommended to the Board for appointment or re-appointment. Casual vacancies caused by resignation or the like, are filled by the Board, but otherwise candidates are proposed for election, in accordance with the Articles of Association, at the Annual General Meeting of Shareholders.

Directors Attendance in Year 2001 (9 Board of Directors Meetings were held)

	Name	Position	No. of Attendance
1.	Dr. Chirayu Isarangkun na Ayuthaya	Chairman	9
2.	Dr. Vichit Suraphongchai	Director	8
3.	Mr. Viroj Phutrakul	Director	8
4.	Mr. Anand Panyarachun	Director	7
5.	Mr. Aswin Kongsiri	Director	8
6.	Mr. Bodin Asavanich	Director (appointed on 21 January 2002)	-
7.	M.L. Usni Pramoj	Director	7
8.	M.R. Disnadda Diskul	Director	9
9.	Mr. John William Hancock*	Director	9
10.	Mr. Peter Seah Lim Huat*	Director	3
11.	Ms. Kannikar Chalitaporn	Director (appointed on 21 January 2002)	-
12.	Mr. Verachai Tantikul	Director	9
13.	Mr. Masateru Nakamura*	Director (appointed on 17 July 2001)	4
14.	Khunying Jada Wattanasiritham	The President	9

*Non-resident Directors

Executive Directors Attendance in Year 2001 (30 Executive Committee Meetings were held)

	Name	Position	No. of Attendance
1.	Dr. Vichit Suraphongchai	Chairman	30
2.	Mr. Aswin Kongsiri	Executive Director	27
3.	Mr. Bodin Asavanich	Executive Director (appointed on 21 January 2002)	-
4.	Khunying Jada Wattanasiritham	The President	30

Audit Directors Attendance in Year 2001 (8 Audit Committee Meetings were held)

	Name	Position	No. of Attendance
1.	Mr. Viroj Phutrakul	Chairman	7
2.	M.L. Usni Pramoj	Member of the Audit Committee	7
3.	M.R. Disnadda Diskul	Member of the Audit Committee	6

INTERNAL CONTROLS

- The Board of Directors realizes the importance of promoting a strong internal control system throughout the Bank as a mechanism for reducing operational risks, with the Audit Division playing a key role in supporting this program.

Auditing : Role and Development

- The Board of Directors appointed an Audit Committee on May 25, 1998. The main task of the Audit Committee is to help the Board supervise the operation of the Bank's internal control systems and internal audit functions, as well as to ensure that the Bank's financial statements and reports are prepared in an efficient manner in line with official regulations.

- In the past year, a recommendation of the Audit Committee resulted in the restructuring of the Bank's audit organization. The Bank's audit operations were upgraded from a department-level unit to the Audit Division. In addition, the Audit Committee reorganized the Bank's internal auditing functions in order to enhance supervisory functions and better administer the flow of auditing work aimed at improving the overall level of operations and reduce risk. The Audit Divison is now solely responsible for auditing work, as well as adopting a risk assessment approach to policy making. Furthermore, it is now the responsibility of all of the Bank's units to carry out their own risk and internal control assessments under the operational plan called "Control and Risk Self Assessment (CRSA)" program. The CRSA program helps the Bank identify levels of risk in all aspects of the Bank's and its affiliates' operations. Moreover, the conclusions reached under the CRSA program are used to formulate auditing plans for the following year.

- In addition to organizational restructuring and identifying areas of responsibility for individual auditing units, the Bank has brought in foreign experts to act as advisors in the area of structural development in order to raise its internal controls up to international standards. The Audit Division has drafted its own audit charter and holds regular meetings with external and internal auditors so that the effectiveness of internal controls and auditing results can be discussed by all concerned. In the field of information system auditing, international standards of IT governance have been put in place to promote efficiency in the auditing of computer-related work systems. Furthermore, a Post Audit Framework has been established with an independent external auditor for matters and work systems deemed important by the Audit Committee. The results of these efforts will be used to set guidelines aimed at improving the Bank's operations and to minimize future risks.

Supervision of the Use of Internal Information

- The Bank has drawn up policies and operational regulations concerning the use of internal information for personal gain. The Bank's management is prohibited from using unreleased internal information for investment or selling purposes, which includes the transfer of securities issued by the Bank before such information has been made public. The Bank's Board of Directors must also strictly abide by these rules.

- The Bank believes that its internal control system is sufficient and suitable for operating its business, and for protecting the assets of the Bank and its affiliated companies from being damaged by those with influence or from management that might attempt to use such assets for illegal purposes or personal gain. At the same time, the Bank gives great importance to the suggestions and opinions expressed by its own auditors and auditors from the Bank of Thailand since such information is valuable for making further improvements in the Bank's efficiency and the quality of its internal control systems, as well as its operational controls and risk management.

SIAM COMMERCIAL BANK
Your Bank of Choice

SIAM COMMERCIAL BANK
Your Bank of Choice

SIAM COMMERCIAL BANK
Your Bank of Choice

RISK FACTORS AND RISK MANAGEMENT

- Commercial banks in Thailand currently face many risks in their business operations. These include the impact of swift changes in economic conditions and competitive pressures from rival banks, as well as changes in rules and regulations imposed by authorities. Therefore, the Bank's main operational strategy is to place a high importance on Risk Management at all levels of its operations.

- In 2001, the Bank's established a Credit Risk Management Department to complement the Risk Management Office that was set up in 1999. This new body plays an important role in establishing balanced control procedures in the Bank's credit management process. The Credit Risk Management Department also coordinates its efforts with other business units towards the goal of improving the Bank's overall credit risk management system. Moreover, this department highlights credit-risk related issues for management's consideration and offers suggestions on policy improvements, operational regulations, credit approval procedures, etc. These efforts are designed to create an effective credit system with appropriate management of credit risk. Meanwhile, the Risk Management Office is responsible for overseeing the collection of data, research activities and the analysis of overall risk management for the Bank.

Business Risks

- *Risk from a shrinking loan portfolio.* In 2001, the rate of growth in the Bank's net loan portfolio was not as good as was hoped for due to the economic slowdown, the impact of the NPL problem and the fact that lower interest rates are encouraging more customers to repay their loans early. These factors have pushed the Bank to adopt a strategy of focusing on ways to boost non-interest earnings, as well as to introduce new and better services to meet customers' requirements. Examples include electronic banking services, foreign trade services and having the Bank act as a selling agent for debt instruments. These services are designed to supplement or replace sources of interest earnings for the Bank, as well as to foster closer long-term relationships with its customers.

- *Risk from credit concentration.* As at December 31, 2001, the Bank's credit extension to its 10 largest debtors totaled Baht 63,259 million. This figure accounted for 13.3% of the Bank's total loans. In its lending activities the Bank has a policy of diversifying its credit risk profile by keeping credit extended to each industry within a set limit. For example, in the latter half of 2001 the extension of credit to the real estate sector began to decline to within the Bank's set limit. Meanwhile retail credit showed signs of declining, with the exception of credit cards where the Bank was eager to boost its customer base. However, the growth of its credit card business is still within the limit set by the Bank.

- *Risk from credit migration.* The Bank carefully controls and examines the quality of its loan portfolio by projecting future asset quality based on its statistical database on loan migration. During the past one to two years the Bank has experienced a rather low and declining default rate for new loans owing to the Bank's cautious credit extension policy. Currently, the Bank's overall default rate for new loans is less than 2%.

- *Risk from guarantees.* The Bank has obligations related to its loan guarantees and other guarantees, as well as the issuance of letters of credit and aval of customers' notes. In order to prevent and reduce related risks, the Bank carefully examines customers' financial strengths, and requires appropriate collateral before issuing each guarantee using procedures similar to those used for approving loans.

- *Risk from exposure to customers failing to honor contractual agreements.* The Bank has set up guidelines to enhance its careful credit approval procedures with the main criteria being the client's ability to repay the loan. Furthermore, the Bank requests that customers put up collateral to prevent possible damage to the Bank should the client be unable to service their debt. In 2001, the Bank began using a new Credit Risk Rating system for its corporate and large SME customers to help assess the probability of default and to set an interest rate that is suitable for that particular risk. As part of this Credit Risk Rating system three main categories of risk are evaluated - Industry Risk, Business Risk and Financial Risk. Furthermore, risk levels are divided into 13 classes from 01-13 (e.g. from exceptional to doubtful Loss).

- *Risk from depreciation in the value of collateral.* As most of the Bank's collateral is in the form of immovable assets, a periodic reassessment of the value of these assets is practiced in accordance with standard rules and regulations. This evaluation process on occasion results in the depreciation in the value of these assets. The Bank regularly reviews each customer's credit risks and credit lines in line with changes in collateral value, and sets aside additional reserves against the depreciation in the value of collateral in accordance with the Bank of Thailand's regulations.

Financial Risks

- *Liquidity risk.* Since Thai commercial banks still face the problem of excess liquidity, the Bank has adjusted its strategy to achieve optimum returns that are in line with acceptable risk levels. Under this strategy, the Bank has invested a portion of its excess liquidity in government bonds and investment - grade corporate debentures. Furthermore, the Bank is in the process of upgrading its liquidity management policies within a clear and effective risk management framework, and is developing a crisis action plan should one be needed.

- *Risk from interest rate changes.* Owing to the increased competition, especially in the mortgage lending market, there is a heightened level of risk associated with interest rate changes with respect to fixed rate loans. The Bank has undertaken steps to reduce this risk by managing its interest rate gap through tapping longer-term funding sources. For example, this is being achieved by mobilizing savings deposits with a term period of 2 and 3 years. Also, the Bank is using modern risk management tools such as Value-at-Risk (VaR) and the Duration method in monitoring and controlling risks associated with interest rate changes. Finally, the Bank frequently adjusts its investment strategy so as to generate sufficient returns and maintain overall risk within acceptable levels.

- *Risk from fluctuating foreign exchange rates.* The Bank regularly monitors and controls its foreign exchange risk in line with changing business environment and reviews its exposure limits on an annual basis. Furthermore, the Bank has improved its system and procedures aimed at controlling and monitoring risks in this area. This is being undertaken with the assistance of an outside consultant according to the "Market Risk and Balance Sheet Management Policy Guidelines", which was approved and is being implemented by the Bank.

- *Risk from capital adequacy.* At end-2001 the Bank's capital amounted to Baht 77,923 million, of which Baht 48,183 million consisted of Tier-1 capital followed b y Baht 30,039 in Tier-2 capital. This gave the Bank a capital to risk assets ratio of 16.6%, which is significantly higher than the Bank of Thailand's requirement of 8.5%. Furthermore, at end-2001 the Bank's Tier-1 capital to risk asset ratio stood at 10.3%, while its Tier-2 capital to assets ratio was 6.3%. The Bank continues to practice caution by taking a 3-5 year view on capital adequacy. This view is reexamined on a quarterly basis, as well as whenever a significant event takes place.

Risk Related to Management

- *Operational risk and other categories of risk.* There are 4 areas that could create potential risks for the Bank - People, Processes, Systems and External Factors. In managing risk in these areas, the Bank has adopted the Control and Risk Self-Assessment procedures under which each unit of the Bank directly evaluates and manages its own operational risks, in addition to being audited by the Audit Department. Furthermore, the Bank's Risk Management Office acts as a coordinator by monitoring various levels of risk. Committees have also been set up to take responsibility for risk control and management of various aspects of the Bank's operations. For example, the Bank now has an Operational Risk Committee and a Technology Risk Committee.

- *Risk for shareholders.* The economic crisis that Thailand suffered has significantly affected the Bank's operating results and its ability to pay dividends to its shareholders. Wide fluctuations in the Bank's share price have also impacted insvestors that hold its shares.

- *Risk from changes in related laws and regulations.* Changes in financial laws and the policies of the Bank of Thailand and other related authorities may affect the Bank's operations. The Bank makes it a practice to carefully monitor such risks, as well as prepares itself in various ways to comply with any changes in related laws and regulations that could impact its operations.

Other Factors Which May Affect Investment Decisions

- Other than a handful of lawsuits that have arisen as part of its normal business operations, the Bank at present faces no legal claims from its customers or business partners involving principle (excluding interest and expenses) exceeding 5% of the total shareholders' equity at the end of last year.

REPORT OF THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS
THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

We have audited the consolidated balance sheets of The Siam Commercial Bank Public Company Limited and its subsidiaries and the balance sheets of The Siam Commercial Bank Public Company Limited as at December 31, 2001 and 2000, and the related consolidated and the Bank's statements of income, changes in shareholders' equity, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Bank's management as to their correctness and completeness of the presentation. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned consolidated and the Bank's financial statements present fairly, in all material respects, the financial position of The Siam Commercial Bank Public Company Limited and its subsidiaries, and of The Siam Commercial Bank Public Company Limited, as at December 31, 2001 and 2000, and the results of operations and the cash flows for the years then ended in conformity with generally accepted accounting principles and as described in Notes 2 and 3 to the financial statements.

Without qualifying our opinion, as described in Note 2.2 to the financial statements, the financial statements for the year ended December 31, 2001, have been presented in accordance with the BOT's Notification regarding the presentation of balance sheet and statement of income of commercial banks dated May 10, 2001. The Bank has restated the year 2000 financial statements presented for comparison accordingly.

Without qualifying our opinion, as described in Note 1 to the financial statements, Thailand and many Asia-Pacific countries have experienced economic difficulties since 1997. This has affected the operations of banks operating in Thailand including the Bank and its subsidiaries. The accompanying financial statements reflect management assessment of the possible impact of the economic conditions on the financial position of the Bank and its subsidiaries. The ultimate effect of such uncertainties on the Bank and subsidiaries cannot be presently determined.

Niti Jungnitnirundr
Certified Public Accountant (Thailand)
Registration No. 3809
DELOITTE TOUCHE TOHMATSU JAIYOS

BANGKOK
February 22, 2002

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT DECEMBER 31, BAHT

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2001	2000 (Restated)	2001	2000 (Restated)
ASSETS				
CASH	11,326,368,091	9,516,596,461	11,245,477,599	8,981,541,649
INTERBANK AND MONEY MARKET ITEMS (Note 4.2)				
Domestic items				
Interest bearing	6,738,825,161	3,229,176,519	5,788,013,815	1,868,290,827
Non - interest bearing	3,584,075,807	6,422,762,630	3,440,342,343	6,111,600,745
Foreign items				
Interest bearing	65,395,105,233	45,039,413,377	63,538,285,233	45,039,433,377
Non - interest bearing	1,749,901,992	4,413,094,617	1,243,597,062	4,286,129,267
Total interbank and money market items	77,467,908,193	59,104,447,143	74,010,238,453	57,305,454,216
SECURITIES PURCHASED UNDER RESALE AGREEMENTS (Note 4.3)	28,480,000,000	18,500,000,000	28,480,000,000	18,480,000,000
INVESTMENTS (Notes 3.2 and 4.4)				
Short - term investments - net	24,187,035,727	27,546,063,427	21,074,022,714	24,900,474,519
Long - term investments - net	93,396,934,530	87,542,152,979	91,196,872,508	85,095,538,044
Investments in subsidiaries and associated companies- net	2,908,061,897	2,587,080,184	12,536,108,400	12,174,972,441
Total investments - net	120,492,032,154	117,675,296,590	124,807,003,622	122,170,985,004
LOANS AND ACCRUED INTEREST RECEIVABLES				
Loans (Notes 3.3, 3.5 and 4.5)	459,944,949,239	491,212,049,794	456,267,174,114	485,851,427,133
Accrued interest receivables	2,405,007,876	3,046,055,794	2,249,517,142	2,854,767,761
Total loans and accrued interest receivables	462,349,957,115	494,258,105,588	458,516,691,256	488,706,194,894
Less Allowance for doubtful accounts (Notes 3.4 and 4.6)	(17,851,628,120)	(17,637,780,039)	(15,766,353,202)	(15,156,979,709)
Less Revaluation allowance for debt restructuring (Notes 3.5 and 4.6)	(8,087,163,842)	(7,910,424,477)	(7,768,641,000)	(7,651,399,000)
Net loans and accrued interest receivables	436,411,165,153	468,709,901,072	434,981,697,054	465,897,816,185
PROPERTIES FORECLOSED - NET (Notes 3.6 and 4.8)	11,689,428,646	9,806,183,801	11,404,792,590	9,679,259,104
CUSTOMERS' LIABILITY UNDER ACCEPTANCES	475,867,309	918,367,617	475,867,309	918,367,617
PREMISES AND EQUIPMENT - NET (Notes 3.7 and 4.9)	25,266,254,427	26,463,924,554	19,783,891,502	20,737,238,359
NET INTER - ACCOUNT BALANCE	3,284,024,441	1,469,448,627	3,284,024,441	1,469,448,627
ASSETS PENDING TRANSFER	2,896,864,977	2,738,091,432	2,896,864,977	2,738,091,432
OTHER ASSETS - NET (Note 4.10)	5,291,405,366	5,061,334,058	4,020,718,241	3,819,680,800
TOTAL ASSETS	**723,081,318,757**	**719,963,591,355**	**715,390,575,788**	**712,197,882,993**

Notes to the financial statements form an integral part of these statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT DECEMBER 31, BAHT

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2001	2000 (Restated)	2001	2000 (Restated)
LIABILITIES AND SHAREHOLDERS' EQUITY				
DEPOSITS (Note 4.11)				
Deposits in Baht	588,400,285,570	575,746,938,191	585,915,153,152	572,355,551,381
Deposits in foreign currencies	17,579,628,028	22,462,081,023	15,075,077,568	20,751,725,936
Total deposits	605,979,913,598	598,209,019,214	600,990,230,720	593,107,277,317
INTERBANK AND MONEY MARKET ITEMS (Note 4.12)				
Domestic items				
Interest bearing	6,321,817,292	8,064,712,485	6,257,078,816	7,964,812,895
Non - interest bearing	1,417,943,269	815,424,326	1,398,451,123	761,559,409
Foreign items				
Interest bearing	3,161,929,540	7,237,365,810	3,211,227,145	7,295,092,503
Non - interest bearing	514,287,476	1,583,646,695	527,882,649	1,586,466,317
Total interbank and money market items	11,415,977,577	17,701,149,316	11,394,639,733	17,607,931,124
LIABILITIES PAYABLE ON DEMAND	3,585,149,530	1,982,236,406	3,583,585,287	1,981,396,353
SECURITIES SOLD UNDER REPURCHASE AGREEMENTS (Note 4.13)	10,000,000	36,000,000	-	-
BORROWINGS				
Long - term borrowings (Note 4.14)	25,915,938,529	26,000,293,715	25,521,938,881	25,602,493,715
Total borrowings	25,915,938,529	26,000,293,715	25,521,938,881	25,602,493,715
BANK'S LIABILITIES UNDER ACCEPTANCES	475,867,309	918,367,617	475,867,309	918,367,618
INTEREST PAYBLE ON DEPOSITS	3,738,194,410	4,497,840,598	3,728,619,608	4,466,767,778
LIABILITIES PENDING TRANSFER	5,111,851,196	5,908,693,166	5,108,540,131	5,884,484,922
OTHER LIABILITIES (Note 4.15)	3,971,760,850	3,666,497,869	2,645,895,802	2,454,632,841
TOTAL LIABILITIES	660,204,652,999	658,920,097,901	653,449,317,471	652,023,351,668

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT DECEMBER 31,

BAHT

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2001	2000 (Restated)	2001	2000 (Restated)
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)				
SHAREHOLDERS' EQUITY				
SHARE CAPITAL (Note 4.16)				
Authorized share capital				
6,078,994,732 preferred shares of Baht 10.00 each	60,789,947,320	-	60,789,947,320	-
921,005,268 ordinary shares of Baht 10.00 each	9,210,052,680	-	9,210,052,680	-
6,191,239,927 preferred shares of Baht 10.00 each	-	61,912,399,270	-	61,912,399,270
808,760,073 ordinary shares of Baht 10.00 each	-	8,087,600,730	-	8,087,600,730
Issued and paid-up share capital				
2,256,165,277 preferred shares of Baht 10.00 each, fully paid	22,561,652,770	-	22,561,652,770	-
2,389,651,042 preferred shares of Baht 10.00 each, fully paid	-	23,896,510,420	-	23,896,510,420
874,989,438 ordinary shares of Baht 10.00 each, fully paid	8,749,894,380	-	8,749,894,380	-
740,827,475 ordinary shares of Baht 10.00 each, fully paid	-	7,408,274,750	-	7,408,274,750
PREMIUM ON PREFERRED SHARES	35,140,473,688	37,219,430,756	35,140,473,688	37,219,430,756
PREMIUM ON ORDINARY SHARES	20,422,123,284	18,329,559,307	20,422,123,284	18,329,559,307
UNREALIZED INCREMENT PER LAND APPRAISAL (Note 3.7)	4,621,050,869	4,722,572,664	4,621,050,869	4,722,572,664
UNREALIZED INCREMENT PER PREMISES APPRAISAL (Note 3.7)	3,962,014,730	4,120,198,624	3,962,014,730	4,120,198,624
REVALUATION SURPLUS ON INVESTMENTS (Note 4.4.2)	4,655,704,549	2,861,747,170	4,655,704,549	2,861,747,170
FOREIGN CURRENCY TRANSLATION	114,862,843	307,413,788	114,862,843	307,413,788

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT DECEMBER 31,

BAHT

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2001	2000 (Restated)	2001	2000 (Restated)
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)				
RETAINED EARNINGS				
Appropriated				
Legal reserve (Note 4.17)	695,000,000	695,000,000	695,000,000	695,000,000
Others (Note 4.18)	23,081,000,000	23,081,000,000	23,081,000,000	23,081,000,000
Unappropriated (Deficit)	(62,062,518,796)	(62,467,176,154)	(62,062,518,796)	(62,467,176,154)
TOTAL SHAREHOLDERS' EQUITY OF THE BANK	61,941,258,317	60,174,531,325	61,941,258,317	60,174,531,325
MINORITY INTEREST	935,407,441	868,962,129	-	-
TOTAL SHAREHOLDERS' EQUITY	62,876,665,758	61,043,493,454	61,941,258,317	60,174,531,325
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**723,081,318,757**	**719,963,591,355**	**715,390,575,788**	**712,197,882,993**
OFF - BALANCE SHEET ITEMS - CONTINGENCIES (Note 4.19)				
AVALS TO BILLS AND GUARANTEES OF LOANS	4,821,149,290	11,910,735,080	4,821,149,290	11,910,735,080
LIABILITY UNDER UNMATURED IMPORT BILLS	3,258,952,730	4,374,378,505	3,258,952,730	4,374,378,505
LETTERS OF CREDIT	8,812,542,731	9,535,992,818	8,730,172,636	9,532,601,234
OTHER CONTINGENCIES	321,260,933,609	378,020,716,257	321,064,210,536	377,869,542,129

J. Wattanasiritham

(Khunying Jada Wattanasiritham)
President and Chief Executive Officer

(Dr. Vichit Suraphongchai)
Chairman of the Executive Committee

Notes to the financial statements form an integral part of these statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, BAHT

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2001	2000 (Restated)	2001	2000 (Restated)
INTEREST AND DIVIDEND INCOME				
Interest on loans	24,800,603,814	27,917,767,867	24,540,343,127	27,525,524,918
Interest on interbank and money market items	3,090,268,700	3,070,132,589	3,088,183,982	3,130,598,829
Investments	5,437,303,555	5,679,336,966	5,246,184,229	5,501,247,587
Total Interest and Dividend Income	33,328,176,069	36,667,237,422	32,874,711,338	36,157,371,334
INTEREST EXPENSES				
Interest on deposits	14,771,773,643	18,487,913,141	14,663,865,920	18,324,761,412
Interest on interbank and money market items	731,469,532	1,552,137,383	730,155,430	1,531,833,917
Interest on short - term borrowings	67,980	790,810	-	-
Interest on long - term borrowings	1,439,416,641	1,400,876,443	1,402,590,539	1,308,290,548
Total Interest Expenses	16,942,727,796	21,441,717,777	16,796,611,889	21,164,885,877
Net Interest and Dividend Income	16,385,448,273	15,225,519,645	16,078,099,449	14,992,485,457
BAD DEBT AND DOUBTFUL ACCOUNTS (Notes 3.4 and 4.6)	4,083,108,264	3,962,578,604	3,786,883,315	3,898,128,345
LOSS ON DEBT RESTRUCTURING (Notes 3.4 and 4.5.6)	5,444,016,171	2,614,887,998	5,420,358,000	2,358,087,000
Net Interest and Dividend Income after Bad Debt and Doubtful Accounts and Loss on Debt Restructuring	6,858,323,838	8,648,053,043	6,870,858,134	8,736,270,112
NON - INTEREST INCOME				
Gain (loss) on investments (Note 4.4.2)	(256,961,239)	1,504,240,928	(284,821,271)	1,351,415,808
Income from equity interest in subsidiaries and/or associated companies	319,529,518	1,453,079,818	663,890,849	2,100,500,341
Fees and service income				
Acceptances, avals and guarantees	746,415,406	821,829,556	746,419,837	822,168,736
Others	4,849,594,508	4,557,238,955	4,397,823,917	4,192,554,359
Gain on exchanges	1,004,093,826	527,981,056	1,000,234,031	527,430,650
Other income	1,549,446,367	3,113,785,285	89,089,724	34,258,565
Total Non - Interest Income	8,212,118,386	11,978,155,598	6,612,637,087	9,028,328,459

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, BAHT

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2001	2000 (Restated)	2001	2000 (Restated)
NON - INTEREST EXPENSES				
Personnel expenses	4,579,901,733	4,525,195,480	4,033,838,166	3,873,743,662
Premises and equipment expenses	3,801,153,555	3,897,431,496	3,162,167,725	3,358,863,384
Taxes and duties	1,186,089,162	1,312,653,213	1,163,123,390	1,276,615,136
Fees and service expenses	589,178,135	452,708,148	583,268,830	442,225,652
Directors' remuneration	46,816,953	46,721,198	30,395,453	29,087,678
Contributions to the Financial Institutions Development Fund	2,447,311,318	2,344,259,470	2,433,061,219	2,316,046,253
Loss from diminution in value of assets	100,130,793	1,301,813,394	100,130,793	1,301,813,394
Other expenses	1,722,009,338	3,005,590,972	1,572,852,287	1,606,032,801
Total Non - Interest Expenses	14,472,590,987	16,886,373,371	13,078,837,863	14,204,427,960
INCOME BEFORE INCOME TAX EXPENSE	597,851,237	3,739,835,270	404,657,358	3,560,170,611
LESS INCOME TAX EXPENSE (Note 4.23)	91,078,691	94,281,133	-	-
INCOME BEFORE MINORITY INTEREST IN SUBSIDIARY COMPANIES	506,772,546	3,645,554,137	404,657,358	3,560,170,611
LESS MINORITY INTEREST IN NET INCOME OF SUBSIDIARY COMPANIES	102,115,188	85,383,526	-	-
NET INCOME	**404,657,358**	**3,560,170,611**	**404,657,358**	**3,560,170,611**
BASIC EARNINGS PER SHARE (Note 4.20)	0.50	5.13	0.50	5.13
DILUTED EARNINGS PER SHARE (Note 4.20)	0.13	1.14	0.13	1.14

J. Wattanasiritham

(Khunying Jada Wattanasiritham)
President and Chief Executive Officer

(Dr. Vichit Suraphongchai)
Chairman of the Executive Committee

Notes to the financial statements form an integral part of these statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, BAHT

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2001	2000	2001	2000
PREFERRED SHARE CAPITAL				
Beginning balance	23,896,510,420	24,884,455,000	23,896,510,420	24,884,455,000
Additions	95,320	481,350	95,320	481,350
Deductions	(1,334,952,970)	(988,425,930)	(1,334,952,970)	(988,425,930)
Ending balance	22,561,652,770	23,896,510,420	22,561,652,770	23,896,510,420
ORDINARY SHARE CAPITAL				
Beginning balance	7,408,274,750	6,325,482,230	7,408,274,750	6,325,482,230
Additions	1,341,619,630	1,082,792,520	1,341,619,630	1,082,792,520
Ending balance	8,749,894,380	7,408,274,750	8,749,894,380	7,408,274,750
PERMIUM ON PREFERRED SHARES				
Beginning balance	37,219,430,756	38,937,500,000	37,219,430,756	38,937,500,000
Additions	273,569	1,381,474	273,569	1,381,474
Deductions	(2,079,230,637)	(1,719,450,718)	(2,079,230,637)	(1,719,450,718)
Ending balance	35,140,473,688	37,219,430,756	35,140,473,688	37,219,430,756
PREMIUM ON ORDINARY SHARES				
Beginning balance	18,329,559,307	16,421,375,179	18,329,559,307	16,421,375,179
Additions	2,092,563,977	1,908,184,128	2,092,563,977	1,908,184,128
Ending balance	20,422,123,284	18,329,559,307	20,422,123,284	18,329,559,307
UNREALIZED INCREMENT PER LAND APPRAISAL				
Beginning balance	4,722,572,664	2,390,895,250	4,722,572,664	2,390,895,250
Additions	-	2,334,192,634	-	2,334,192,634
Deductions	(101,521,795)	(2,515,220)	(101,521,795)	(2,515,220)
Ending balance	4,621,050,869	4,722,572,664	4,621,050,869	4,722,572,664
UNREALIZED INCREMENT PER PREMISES APPRAISAL				
Beginning balance	4,120,198,624	1,108,120,818	4,120,198,624	1,108,120,818
Additions	-	3,099,191,738	-	3,099,191,738
Deductions	(158,183,894)	(87,113,932)	(158,183,894)	(87,113,932)
Ending balance	3,962,014,730	4,120,198,624	3,962,014,730	4,120,198,624
REVALUATION SURPLUS (DEFICIT) ON INVESTMENTS				
Beginning balance	2,861,747,170	6,192,093,880	2,861,747,170	6,192,093,880
Additions (Deductions)	1,793,957,379	(3,330,346,710)	1,793,957,379	(3,330,346,710)
Ending balance (Note 4.4.2)	4,655,704,549	2,861,747,170	4,655,704,549	2,861,747,170

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, BAHT

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2001	2000	2001	2000
FOREIGN CURRENCY TRANSLATION				
Beginning balance	307,413,788	114,877,225	307,413,788	114,877,225
Additions (Deductions)	(192,550,945)	192,536,563	(192,550,945)	192,536,563
Ending balance	114,862,843	307,413,788	114,862,843	307,413,788
RETAINED EARNINGS				
Appropriated				
Legal reserve				
Beginning balance	695,000,000	695,000,000	695,000,000	695,000,000
Ending balance	695,000,000	695,000,000	695,000,000	695,000,000
Others				
Beginning balance	23,081,000,000	23,081,000,000	23,081,000,000	23,081,000,000
Ending balance	23,081,000,000	23,081,000,000	23,081,000,000	23,081,000,000
Unappropriated (Deficit)				
Beginning balance				
- As previously reported	(62,467,176,154)	(61,746,043,381)	(62,467,176,154)	(61,746,043,381)
- Prior year adjustment for the effect of income from equity interest in subsidiaries and associated companies (Note 4.26)	-	(4,323,303,384)	-	(4,323,303,384)
Beginning balance after adjustment	(62,467,176,154)	(66,069,346,765)	(62,467,176,154)	(66,069,346,765)
Additions - Net income	404,657,358	3,560,170,611	404,657,358	3,560,170,611
Amortization of unrealized increment per premises appraisal	-	42,000,000	-	42,000,000
Ending balance (Deficit)	(62,062,518,796)	(62,467,176,154)	(62,062,518,796)	(62,467,176,154)
TOTAL SHAREHOLDERS' EQUITY OF THE BANK	61,941,258,317	60,174,531,325	61,941,258,317	60,174,531,325
MINORITY INTEREST				
Beginning balance	868,962,129	840,791,781	-	-
Additions	66,445,312	28,170,348	-	-
Ending balance	935,407,441	868,962,129	-	-
TOTAL	**62,876,665,758**	**61,043,493,454**	**61,941,258,317**	**60,174,531,325**

Notes to the financial statements form an integral part of these statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF RETAINED EARNINGS

FOR THE YEARS ENDED DECEMBER 31, BAHT

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2001	2000	2001	2000
UNAPPROPRIATED RETAINED EARNINGS (DEFICIT)				
Retained earnings (deficit) brought forward as previously reported	(62,467,176,154)	(61,746,043,381)	(62,467,176,154)	(61,746,043,381)
Prior year adjustment for the effect of income from equity interest in subsidiaries and associated companies (Note 4.26)	-	(4,323,303,384)	-	(4,323,303,384)
Retained earnings (deficit) brought forward after adjustment	(62,467,176,154)	(66,069,346,765)	(62,467,176,154)	(66,069,346,765)
Addition : Net income for the year	404,657,358	3,560,170,611	404,657,358	3,560,170,611
Amortization of unrealized increment per premises appraisal	-	42,000,000	-	42,000,000
Total unappropriated retained earnings (deficit)	(62,062,518,796)	(62,467,176,154)	(62,062,518,796)	(62,467,176,154)
APPROPRIATED RETAINED EARNINGS				
Legal reserve	695,000,000	695,000,000	695,000,000	695,000,000
Others	23,081,000,000	23,081,000,000	23,081,000,000	23,081,000,000
Total appropriated retained earnings	23,776,000,000	23,776,000,000	23,776,000,000	23,776,000,000
TOTAL RETAINED EARNINGS (DEFICIT)	**(38,286,518,796)**	**(38,691,176,154)**	**(38,286,518,796)**	**(38,691,176,154)**

Notes to the financial statements form an integral part of these statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, BAHT

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2001	2000	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	404,657,358	3,560,170,611	404,657,358	3,560,170,611
Items to reconcile net income to cash received (paid) from operating activities:				
Depreciation and amortization	1,706,987,053	1,998,386,883	1,371,285,341	1,639,659,245
Bad debt and doubtful accounts	4,083,108,264	3,962,578,604	3,786,883,315	3,898,128,345
Loss on debt restructuring	5,444,016,171	2,614,887,998	5,420,358,000	2,358,087,000
Loss from diminution in value of assets	100,130,793	1,301,813,394	100,130,793	1,301,813,394
Loss on impairment of investment in securities	670,504,989	1,243,977,000	637,758,594	1,210,647,000
Gain on sales of investments	(808,069,275)	(2,418,918,398)	(808,307,410)	(2,264,812,782)
Gain on transferring investment portfolio	(197,626,990)	(887,301,391)	(197,626,990)	(887,301,391)
Gain on sales of premises and equipment	(76,508,334)	(41,614,512)	(72,925,071)	(41,614,512)
Loss on sales of property foreclosed	240,168,755	253,656,183	240,168,755	253,656,183
Gain on exchange rate	(870,391,177)	(479,098,311)	(866,224,108)	(479,098,311)
Unrealized losses on revaluation of securities	592,152,514	558,001,861	652,997,076	590,051,365
Amortization of negative goodwill	(117,939,714)	(6,767,663)	-	-
Decrease in accrued interest and dividend income	811,932,757	961,660,345	786,096,539	1,236,496,058
Decrease in accrued interest payable	(716,001,875)	(640,308,970)	(701,610,249)	(640,308,970)
Increase in other accrued expenses (decrease)	(16,064,613)	33,992,377	(12,761,545)	33,992,377
Income from equity interest in subsidiary and/or associated companies	(319,529,518)	(1,453,079,818)	(663,890,849)	(2,100,500,341)
Minority interest in net income from subsidiary companies	102,115,188	85,383,526	-	-
Income from operations before changes in operating assets and liabilities	11,033,642,346	10,647,419,719	10,076,989,549	9,669,065,271
Operating assets (increase) decrease				
Interbank and money market items	(18,279,810,909)	(12,273,973,885)	(16,621,139,033)	(8,869,201,710)
Securities purchased under resale agreements	(9,980,000,000)	(15,405,000,000)	(10,000,000,000)	(15,385,000,000)
Securities for trading	(1,852,828,830)	2,283,928,356	(1,795,198,862)	2,340,389,681
Loans and accrued interest receivables	9,756,675,360	(2,331,409,643)	9,283,064,943	(1,049,438,312)
Properties foreclosed	1,547,126,097	1,301,473,126	1,551,428,097	1,288,522,059
Other assets	(865,602,596)	8,700,159,849	(909,358,510)	7,333,579,575

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, BAHT

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2001	2000	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES (CONTINUED)				
Operating liabilities increase (decrease)				
Deposits	7,770,894,384	29,686,905,521	7,882,953,403	30,465,718,388
Interbank and money market items	(6,285,171,738)	(6,228,780,908)	(6,213,291,391)	(6,517,936,669)
Liabilities payable on demand	1,602,913,124	(2,490,844,376)	1,602,188,933	(2,489,179,814)
Securities sold under repurchase agreements	(26,000,000)	(291,000,000)	-	-
Short-term borrowings	-	(1,368,010,471)	-	-
Other liabilities	(477,382,596)	801,133,140	(592,044,279)	988,491,884
Net cash provided (used) by operating activities	(6,055,545,358)	13,032,000,428	(5,734,407,150)	17,775,010,353
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of available-for-sale securities	(61,278,988,631)	(31,728,631,486)	(51,800,232,922)	(22,673,654,993)
Proceeds from sales of available-for-sale securities	61,270,587,253	31,681,544,892	52,027,506,749	25,564,978,342
Purchase of held-to-maturity securities	(16,719,019,840)	(19,497,064,030)	(16,689,160,305)	(18,272,199,190)
Proceeds from redemption of held-to-maturity securities	23,276,230,668	6,571,146,149	23,016,980,667	5,222,007,188
Purchase of general securities	(66,297,964)	(3,560,567,568)	(21,223,413)	(3,307,490,077)
Proceeds from sales of general securities	1,821,292,601	390,843,697	1,768,787,769	390,843,697
Purchase of investments in subsidiaries and associated companies	(50,000,000)	(361,368,359)	(181,940,000)	(8,715,817,837)
Proceeds from sales of investments in subsidiaries and associated companies	513,334,642	310,082,612	513,334,642	310,082,612
Purchase of premises and equipment	(867,352,564)	(912,269,228)	(780,046,388)	(951,346,084)
Proceeds from sales of premises and equipment	163,130,865	182,688,713	145,585,046	144,652,879
Net cash provided (used) by investing activities	8,062,917,030	(16,923,594,608)	7,999,591,845	(22,287,943,463)

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31,

BAHT

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2001	**2000**	**2001**	**2000**
CASH FLOWS FROM FINANCING ACTIVITIES				
Increase (decrease) in long - term borrowings	(5,417,985)	2,022,291,486	(1,617,633)	2,863,089,000
Proceeds from issuance of preferred shares	95,320	481,350	95,320	481,350
Proceeds from premium on preferred shares	273,568	1,381,475	273,568	1,381,475
Net cash provided (used) by financing activities	(5,049,097)	2,024,154,311	(1,248,745)	2,864,951,825
Difference in foreign currency translation	(192,550,945)	192,536,564	-	-
Net increase (decrease) in cash and cash equivalents	1,809,771,630	(1,674,903,305)	2,263,935,950	(1,647,981,285)
Cash and cash equivalents as at January 1,	9,516,596,461	11,191,499,766	8,981,541,649	10,629,522,934
Cash and cash equivalents as at December 31,	**11,326,368,091**	**9,516,596,461**	**11,245,477,599**	**8,981,541,649**

Notes to the financial statements form an integral part of these statements

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

1. ECONOMIC DIFFICULTIES AND OPERATIONS OF THE BANK AND ITS SUBSIDIARIES

Thailand and many Asia-Pacific countries have experienced economic difficulties since 1997. This has affected the operations of banks operating in Thailand including the Bank and its subsidiaries. The accompanying consolidated and Bank's financial statements reflect management's assessment of the possible impact of the economic conditions on the financial position of the Bank and its subsidiaries. The ultimate affect of such uncertainties on the Bank and its subsidiaries cannot be presently determined.

2. BASIS FOR PREPARATION OF THE FINANCIAL STATEMENTS

2.1 The Bank is registered in Thailand. Its head office locates at 9 Rutchadapisek Road, Ladyao, Jatujak, Bangkok. The Bank provides banking business through its branch network in Thailand and other countries. As at December 31, 2001 and 2000, the Bank has 10,412 and 10,383 employees, respectively.

2.2 The consolidated and the Bank's financial statements for the years ended December 31, 2001 are presented as prescribed by the Bank of Thailand's notification dated May 10, 2001 issued under Banking Act B.E. 2505 and the Bank of Thailand's letter number 1498/2544 dated July 9, 2001.

The financial statements for the year ended December 31, 2000 are reclassified to comply with the presentation as described above.

The Bank maintains its accounting records in Thai Baht and prepares its statutory financial statements in conformity with financial accounting standards within banking industry in Thailand. The accompanying financial statements are prepared in accordance with accounting principles and practices generally accepted in Thailand and Bank of Thailand's guidelines.

2.3 The consolidated financial statements for the years ended December 31, 2001 and 2000 included the accounts of all branches of the Bank, and 17 subsidiaries whose shares are more than 50% owned by the Bank. Significant related party transactions and balances were eliminated. The subsidiaries are Chatuchak Asset Management Co., Ltd., SCB Resolution Corporation Co., Ltd., The Cambodian Commercial Bank Ltd. (Cambodia), Mahisorn Co., Ltd., SCB Business Service Co., Ltd., SCB Training Center Co., Ltd., Oreo Realty Inc. (United States of America), Thai International Property Development Co., Ltd., Astrakhan Investment Ltd. (Hong Kong), Siam Pitiwat Co., Ltd., Siam Appraisal and Service Co., Ltd., SCB Securities Co., Ltd., The Book Club Finance PCL, SCB Research Co., Ltd., Samaggi Insurance PCL, Sub Sri Thai Warehouse PCL and Techno Holding Co., Ltd. In addition, the consolidated financial statements for the year ended December 31, 2000 also included the accounts of SCB Book Club Securities Co., Ltd., Siam Information and Processing Co., Ltd. SCB Advisory Service Co., Ltd. and Siam Integrated Service Co., Ltd. which were either sold or dissolved in the first half year of 2001.

The consolidated financial statements for the years ended December 31, 2001 and 2000 do not include 8 companies, which are subsidiaries or the companies that the Bank has significant control, due to their discontinued operations and being in process of dissolution. Such companies are Siam Commercial Development Co., Ltd., Suthakarn Co., Ltd., Thai Manpower Development Co., Ltd., Prime Business Co., Ltd., M & M Service Co., Ltd., Sorathon Co., Ltd., Satayu Co., Ltd. and Supapirom Co., Ltd. However, there are no material effects over the consolidated financial statements for not including such companies. In addition, the consolidated financial statements for the year ended December 31, 2001 and 2000 do not include Bangkok Crystal Co., Ltd., and ITV PCL, respectively, because the Bank had an intention for temporary holding.

2.4 Changes in accounting policies and reporting entities

Significant changes in accounting policies resulting from new accounting standards and the Bank of Thailand (BOT) regulations are as follows:

2.4.1 Changes in accounting policy of investment in subsidiaries and associated companies

The Bank changed its accounting policy for investment in subsidiaries and associates from the cost method to the equity method commencing from the year ended December 31, 2000, as per the requirement of Thai Accounting Standard (TAS) No.44, Consolidated Financial Statements and Accounting for Investments in Subsidiaries; of TAS No.45, Accounting for Investments in Associates; and of the BOT's letter number Sor Nor Sor. (21) Wor. 1593/2543 dated July 19, 2000, relating to the recognition of investments in subsidiaries and associates. The effect of this change on the Bank's financial statements for the year ended December 31, 2000 was the increase in the brought forward deficit as at January 1, 2000 by Baht 4,323.3 million.

2.4.2 Recording of depreciation of buildings appraisal

In 2000, the Thai Accounting Standard (TAS) No. 32 "Property, Plant and Equipment" was amended regarding recording of depreciation of asset appraisal. The depreciation has to be recorded in the statement of income and the unrealized increment per asset appraisal is to be amortized to the retained earnings (deficits) by the same amount of such depreciation. The change in such accounting policy did not have material effect on the financial statements for the year ended December 31, 2000, therefore, no adjustment has been made to the financial statements for the year ended December 31, 2000.

2.5 The consolidated financial statements included the adjustments for which the subsidiaries did not record as follows:

		Baht : Million
	THE CONSOLIDATED FINANCIAL STATEMENTS	
	As at December 31,	
	2001	**2000**
Provision for doubtful debts of subsidiaries and associated companies	419	653
Deferred loss on the application of the managed float exchange system of a subsidiary	-	129
	For the year ended December 31,	
	2001	**2000**
Bad debt and doubtful accounts (recovered)	(234)	234

		Baht : Million
	THE BANK'S FINANCIAL STATEMENTS	
	As at December 31,	
	2001	**2000**
Provision for doubtful debts and loss from deferred transactions of subsidiaries and associated companies effecting decrease in investments	419	782
	For the year ended December 31,	
	2001	**2000**
Bad debt and doubtful accounts effecting decrease in equity interest in subsidiaries and associated companies (recovered)	(234)	234

3. SIGNIFICANT ACCOUNTING POLICIES

3.1 Cash and cash equivalents

Cash and cash equivalents include cash in hand and cash on collection.

3.2 Investment in securities

The investments in securities are classified as either trading securities, available-for-sale securities, held-to-maturity securities, general investments or as investment in subsidiaries and associated companies. The Bank presents such investments in the balance sheet as either short-term investments, long-term investments or investments in subsidiaries and associated companies. Short-term investments are those investments that the Bank intends to hold them for less than 1 year. Long-term investments are those investments that the Bank intends to hold them for more than 1 year.

Trading securities are those investments that management acquires with the intent to hold them for a short period of time in order to take advantage of anticipated changes in market values. Trading securities are carried at fair value. Changes in fair value are recognized in the statement of income as either non-interest income or expense. Interest income on trading securities is recognized using the accrual basis of accounting.

Debt securities for which the Bank has both the intent and ability to hold until maturity are classified as held-to-maturity securities. Such securities are carried at amortized cost, net of valuation allowances for impairment, if any. Valuation allowances are established by recognizing in non-interest expense in the statement of income, when management has assessed a security as being impaired. Premiums and discounts on held-to-maturity securities are amortized or accreted as adjustments to interest income using the effective interest rate method over the term of the securities. Interest income on held-to-maturity securities is recognized using the accrual basis of accounting.

The Bank classified the rights of the Bank against the non-negotiable promissory note, which is avaled by the Financial Institutions Development Fund (FIDF) and given to the Bank by the Thai Asset Management Corporation (TAMC) upon entering into the Asset Transfer Agreement in order to transfer impaired assets of the Bank and its subsidiary, as held-to-maturity debt securities.

Marketable debts and equity securities that are not classified as trading securities, held-to-maturity securities, and investment in subsidiaries and associated companies are classified as available-for-sale securities and are carried at fair value, with the unrealized gains or losses presented as a separate component of shareholders' equity until realized upon disposition or sale of the underlying securities. Interest income on available-for-sale securities is recognized using the accrual basis of accounting.

Non-marketable equity securities are classified as general investments and are carried at the historical cost, net of valuation allowances for impairment, if any. Valuation allowances are established by recognizing in non-interest expense in the statement of income, when management has assessed a security as being impaired.

Investment in subsidiaries and associated companies are recorded by the equity method.

Investments in companies owned by the Bank at 20% or more of paid-up capital as a result of trouble debt restructuring are not treated as investment in associated companies or subsidiaries due to temporary holding nature.

The following methodologies were used to determine the fair value of securities held by the Bank.

The fair value of government debt securities is estimated based on monthly auction value prices. In situations were no auction prices available, the fair value is estimated based on Thai Bond Dealing Centre's yield curve. For the state enterprise debt securities without guarantees by the government, the fair value is estimated based on yield curve of government debt securities plus an appropriate risk premium.

The last bidding prices in The Stock Exchange of Thailand are used to estimate the fair value of listed private sector debt and equity securities. The fair value of non-listed private sector debt securities is estimated using the prices obtained from the Thai Bond Dealing Center. In the absence of available prices, fair value is estimated by applying the BOT valuation formula and the risk free yield curve plus appropriated risk premium.

The fair value of foreign debt and equity securities listed on foreign exchanges is estimated by using the closing prices of such exchanges as of the last business day of the period. The fair value of non-listed foreign debt and equity securities is determined based on values quoted by reliable international financial institutions.

Cost of securities sold during the period is calculated by the weighted average method.

3.3 Loans

Overdrafts are stated at the principal amounts including interest. Certain overdrafts for which special notices have been given and other loans are stated at the principal amounts less deferred income.

3.4 Allowance for doubtful accounts

The Bank established its allowance for doubtful accounts based on the BOT's guidelines. The guidelines require banks to categorize their loan portfolios into six categories based on the number of day a loan is past due. Each loan category is subject to different levels of provisioning based on percentages established by the BOT. The guidelines also establish new interest accrual and reversal policies and maximum collateral valuation limits for the purpose of calculating the allowance for doubtful accounts. The guidelines require banks and finance companies to perform qualitative reviews of their loans as an on going process. The Bank and subsidiaries, which are financial institutions, are required to periodically report the result of their compliance with these guidelines to the BOT.

Loans which have been restructured will be reclassified. For restructured loans classified as doubtful and doubtful loss will be upgraded to substandard. Restructured loans classified as substandard or special mention loans classification will be classified at the same class until 3 consecutive months or installments, whichever is the longer, at which time the loans will be reclassified as normal. In case subsidiaries and associated companies have loan receivables, the restructured loans are classified as normal after completion of debt restructuring.

Loans classified as doubtful loss are written-off against their allowance in accordance with the BOT's Notification dated March 17, 2000 regarding the bad and doubtful assets.

Allowances for doubtful accounts established during the year are recognized as bad debt and doubtful accounts expense in the statement of income.

Bad debts written off and bad debts recovered are recorded as a decrease or an increase in the allowance for doubtful accounts.

3.5 Troubled Debt Restructuring

Losses on troubled debt restructuring resulting from the reduction of principal and accrued interest and other restructuring methodology including modification of terms, asset transfer, debts to equity swap, etc. are recognized as expenses in the statements of income.

In case troubled debt restructuring modify terms of payment, the Bank has complied with the BOT's criteria requiring the Bank to choose between the collateral method by which a loss amount is to be estimated and net present value method which represents expected cash flow in the future applying the interest rates on the restructuring date. Loss from such debt restructuring is recognized in the statements of income.

Subsequent to troubled debt restructuring, the Bank has recalculated fair value of restructured debts based on aforementioned discount rate as of the date on the quarterly financial statements and made an adjustment of valuation on debt restructured, if the fair value has been changed. The recalculation made on the quarterly financial statements has been in accordance with the aforementioned BOT's criteria. The adjustment of valuation on restructured debt shall not cause the book value of restructured debt to exceed the investment value on restructured debt.

3.6 Properties foreclosed

Properties foreclosed consist of immovable and movable properties which are carried at the lower of investment in the loan or fair value of the property at the date of foreclosure. Should the carrying value of a property foreclosed becomes impaired, an allowance for impairment will be recorded in accordance with Accounting Standard No. 36, Impairment of Assets.

Gains or losses on sales of properties foreclosed are recognized at the date of disposal.

3.7 Premises and equipment

Land is stated at the appraised value. Premises are stated at the appraised value netted by accumulated depreciation. The appraised value is determined by an independent appraiser according to guidelines prescribed by the BOT. The increment resulting from the appraisal is recorded in the accounts as unrealized increment per land appraisal and unrealized increment per premises appraisal and shown under shareholders' equity. For the appraised value of land and premises, which are less than their cost, the difference is recognized as an expense in statement of income. Depreciation of premises increment is recognized as an expense in the statement of income and the amortization of the unrealized increment per premises appraisal is charged to the retained earnings by the same amount of such depreciation.

Land of subsidiaries is presented at cost, and premises of subsidiaries are presented at cost net of accumulated depreciation.

Equipment is presented at cost of accumulated depreciation.

Depreciation is calculated by the straight-line method, based on the estimated useful lives of the assets, as follows:

Premises	20	years
Equipment	3 - 5	years

3.8 Other assets

Leasehold rights are presented at cost netted by accumulated amortization.

The amortization is calculated by the straight-line method over the lease period between 1 - 30 years.

3.9 Pension plan and provident fund

The Bank has a pension plan upon retirement for its employees with long service rendered before January 1, 1979. Thereafter the Bank has a gratuities plan for those who started after that date and have completed at least 5 years of continuous service (or 10 years of interrupted service), calculated on the basis of length of service and the amount of last pay received. The Bank makes a provision for this purpose as appropriate in each period.

In 1996, the Bank initiated a provident fund for its employees who started employment after January 1, 1995 and for the employees who started employment before January 1, 1995 and have willingness to join the fund. The contributions from employees are deducted from the monthly salaries, with the Bank matching the individuals' contributions. The fund is managed by an authorized fund manager and has been registered in accordance with the Provident Fund Act B.E. 2530 (1987).

3.10 Interest income and interest expense

The Bank recognizes interest and discounts on loans as income on an accrual basis, except for interest on loans which are outstanding over 3 months at the date of the balance sheet and interest from receivables under trouble debt restructuring agreements classified as sub-standard and lower level. Such interest is recognized when received. The Bank reverses all accrued interest income for items which are no longer on an accrual basis.

Interest expense is recognized on an accrual basis.

3.11 Interest on investment

Interest on investment is recognized as income on an accrual basis.

3.12 Dividend income

The Bank recognizes dividend income from the companies, which are not subsidiaries and associated companies, on an accrual basis.

3.13 Contributions to the Financial Institutions Development Fund

Contributions to the Financial Institutions Development Fund are recorded as an expense on an accrual basis.

3.14 Income tax

The Bank records income tax payable for each period (if any) as an expense on an accrual basis.

3.15 Earnings per share

The basic earnings per share are calculated by dividing the net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. The diluted earnings per share are calculated from net income for the year adjusted by dividend on preferred shares and interest expense on convertible bonds (if any), divided by the weighted average number of ordinary shares, on the assumption that conversion of all ordinary share equivalents have been made at the beginning of the year. Ordinary share equivalents consist of convertible preferred shares, warrants and subordinated convertible bonds.

3.16 Assets and liabilities in foreign currencies

Assets and liabilities in foreign currencies are converted into Baht at the rates of exchange prevailing at the transaction dates. Balances of assets and liabilities in foreign currencies and forward exchange contracts at the end of the year are converted into Baht at the reference BOT exchange rates at the end of the year.

Gains and losses on foreign exchange transactions and translation gains and losses are recognized in the statement of income. Premiums or discounts represent the difference between the rate of the forward exchange contracts and the rate on the transaction date. Such premiums or discounts are recognized over the term of the contract.

In managing its foreign exchange risk, it is the Bank's policy to square off its foreign currency denominated assets and liabilities positions in order to affect a net balance of foreign exchange. The Bank, therefore, endeavors to match its foreign currency denominated lending with same currency funding sources in order to minimize its exposure on foreign currency fluctuations.

3.17 Use of accounting estimates

Preparation of financial statements in conformity with generally accepted accounting principles requires the Bank to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and disclosure of contingent assets and liabilities. The actual result may differ from such estimates.

4. ADDITIONAL INFORMATION

4.1 Supplemental disclosures of cash flows information

4.1.1 Cash paid for interest and income tax for the year ended December 31 are as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS		**THE BANK'S FINANCIAL STATEMENTS**	
	2001	**2000**	**2001**	**2000**
Interest	17,666	22,093	17,498	21,805
Income tax	276	242	109	96

4.1.2 Non-cash items are as follows:

For the year ended December 31, 2001, the unrealized gain from securities valuation presented as part of shareholders' equity has increased by Baht 1,794.0 million, in both consolidated financial statements and the Bank's financial statements (December 31, 2000 : decreased by Baht 3,330.3 million).

For the year ended December 31, 2001, the Bank's subordinated convertible bonds of Baht 20.0 million (December 31, 2000 : Baht 283.1 million) and convertible preferred shares of Baht 1,334.9 million (December 31, 2000 : Baht 988.4 million) were converted to be ordinary shares.

For the year ended December 31, 2001, the Bank has property foreclosed acquired from debt repayments increased by Baht 3,680.9 million in the consolidated financial statements and Baht 3,527.5 million in the Bank's financial statements (December 31, 2000 : increased by Baht 1,317.5 million).

For the year ended December 31, 2001 the Bank has received securities from debt restructuring process and recorded as available-for-sale securities and general investments of Baht 833.5 million and Baht 182.7 million, respectively.

For the year ended December 31, 2001, the Bank and a subsidiary have transferred sub-quality assets to TAMC of Baht 7,976.0 million (net of the related allowance for doubtful accounts of Baht 6,403.0 million) in the consolidated financial statements and of Baht 7,477.3 million (net of the related allowance for doubtful accounts of Baht 6,062.1 million) in the Bank's financial statements. The Bank and the subsidiary have the right against the promissory note for transferring such assets and recorded it as held-to-maturity securities of Baht 7,942.6 million in the consolidated financial statements and of Baht 7,515.0 million in the Bank's financial statements (see Notes 4.4.1, 4.5.7 and 4.19).

4.2 Interbank and money market items (Assets)

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS					
	December 31, 2001			December 31, 2000		
	Demand	Time	Total	Demand	Time	Total
Domestic items :						
Bank of Thailand and Financial Institutions Development Fund	3,449	409	3,858	6,117	187	6,304
Commercial banks	67	3,475	3,542	55	959	1,014
Other banks	-	99	99	-	370	370
Finance companies, finance and securities companies, securities companies and credit foncier companies	511	494	1,005	4	50	54
Other financial institutions	319	1,519	1,838	534	1,375	1,909
Total	4,346	5,996	10,342	6,710	2,941	9,651
Add Accrued interest receivables	-	38	38	-	1	1
Less Allowance for doubtful accounts	(5)	(52)	(57)	-	-	-
Total domestic items	4,341	5,982	10,323	6,710	2,942	9,652
Foreign items :						
USD	630	61,315	61,945	4,278	43,938	48,216
YEN	176	3,477	3,653	115	-	115
DM	-	-	-	28	-	28
Others	944	363	1,307	702	199	901
Total	1,750	65,155	66,905	5,123	44,137	49,260
Add Accrued interest receivables	-	240	240	-	192	192
Total foreign items	1,750	65,395	67,145	5,123	44,329	49,452
Total domestic and foreign items	6,091	71,377	77,468	11,833	47,271	59,104

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS					
	December 31, 2001			December 31, 2000		
	Demand	Time	Total	Demand	Time	Total
Domestic items :						
Bank of Thailand and Financial Institutions Development Fund	3,430	-	3,430	6,100	-	6,100
Commercial banks	11	3,199	3,210	12	795	807
Other banks	-	-	-	-	200	200
Finance companies finance and securities companies, securities companies and credit foncier companies	538	288	826	58	50	108
Other financial institutions	319	1,464	1,783	284	480	764
Total	4,298	4,951	9,249	6,454	1,525	7,979
Add Accrued interest receivables	-	36	36	-	1	1
Less Allowance for doubtful accounts	(5)	(52)	(57)	-	-	-
Total domestic items	4,293	4,935	9,228	6,454	1,526	7,980
Foreign items :						
USD	534	59,458	59,992	4,151	43,938	48,089
YEN	176	3,477	3,653	115	-	115
DM	-	-	-	28	-	28
Others	534	363	897	702	199	901
Total	1,244	63,298	64,542	4,996	44,137	49,133
Add Accrued interest receivables	-	240	240	-	192	192
Total foreign items	1,244	63,538	64,782	4,996	44,329	49,325
Total domestic and foreign items	5,537	68,473	74,010	11,450	45,855	57,305

4.3 Securities purchased under resale agreements

As at December 31, securities purchased under resale agreements are as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2001	2000	2001	2000
Government and Bank of Thailand's bonds	200	-	200	-
Financial Institutions Development Fund and state enterprise debt securities	28,280	18,500	28,280	18,480
Total	28,480	18,500	28,480	18,480

4.4 Investment in securities

4.4.1 As at December 31, 2001 and 2000, the Bank classified its investments in securities as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS			
	December 31, 2001		December 31, 2000	
	Cost/Amortized Cost	Fair Value	Cost/Amortized Cost	Fair Value
Short-term investments				
Securities for trading				
Government and state enterprise debt securities	2,557	2,564	6,767	7,269
Corporate debt securities	1,476	1,096	1,251	860
Domestic equity securities	19	33	193	109
Total	4,052	3,693	8,211	8,238
Add (less) Allowance for revaluation of investments	(359)	-	27	-
Total	3,693	3,693	8,238	8,238
Available-for-sale securities				
Government and state enterprise debt securities	7,261	7,389	3,179	3,184
Corporate debt securities	1,290	1,301	91	104
Foreign debt securities	6,478	6,481	6,372	6,402
Domestic equity securities	32	28	-	-
Other debt securities	34	33	-	-
Total	15,095	15,232	9,642	9,690
Add Allowance for revaluation of investments	139	-	48	-
Less Allowance for impairment of investments	(2)	-	-	-
Total	15,232	15,232	9,690	9,690
Held-to-maturity securities				
Government and state enterprise debt securities	146	147	229	223
Corporate debt securities	46	34	60	46
Foreign debt securities	5,082	5,082	9,327	9,327
Other debt securities	-	-	14	14
Total	5,274	5,263	9,630	9,610
Less Allowance for impairment of investments	(12)	-	(12)	-
Total	5,262	5,263	9,618	9,610
Total short-term investments-net	24,187	24,188	27,546	27,538

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS			
	December 31, 2001		December 31, 2000	
	Cost/Amortized Cost	Fair Value	Cost/Amortized Cost	Fair Value
Long-term investments				
Available-for-sale securities				
Government and state enterprise debt securities	21,143	23,707	21,610	24,569
Corporate debt securities	1,412	1,282	3,166	3,300
Foreign debt securities	9,484	9,697	6,572	6,320
Domestic equity securities	4,422	4,300	3,857	2,437
Foreign equity securities	2	3	-	-
Other debt securities	4,067	2,920	3,906	2,609
Total	40,530	41,909	39,111	39,235
Add Allowance for revaluation of investments	3,920	-	2,431	-
Less Allowance for impairment of investments	(2,541)	-	(2,307)	-
Total	41,909	41,909	39,235	39,235
Held-to-maturity securities				
Government and state enterprise debt securities	47,898	49,108	40,106	44,252
Corporate debt securities	1,780	1,065	1,739	967
Foreign debt securities	-	-	17	17
Other debt securities	-	-	2,281	2,246
Total	49,678	50,173	44,143	47,482
Less Allowance for impairment of investments	(15)	-	(12)	-
Total	49,663	50,173	44,131	47,482
General investments				
Domestic non-marketable equity securities	4,080	2,805	5,453	2,795
Foreign non-marketable equity securities	114	105	343	390
Other debt securities	-	-	1	-
Total	4,194	2,910	5,797	3,185
Less Allowance for impairment of investments	(2,369)	-	(1,621)	-
Total	1,825	2,910	4,176	3,185
Total long-term investments-net	93,397	94,992	87,542	89,902

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS			
	December 31, 2001		December 31, 2000	
	Cost/Amortized Cost	Fair Value	Cost/Amortized Cost	Fair Value
Short-term investments				
Securities for trading				
Government and state enterprise debt securities	2,375	2,377	6,767	7,269
Corporate debt securities	1,381	1,052	1,068	807
Domestic equity securities	19	33	51	59
Total	3,775	3,462	7,886	8,135
Add (less) Allowance for revaluation of investments	(313)	-	249	-
Total	3,462	3,462	8,135	8,135
Available-for-sale securities				
Government and state enterprise debt securities	4,623	4,749	589	596
Corporate debt securities	1,290	1,301	414	427
Foreign debt securities	6,478	6,481	6,372	6,402
Total	12,391	12,531	7,375	7,425
Add Allowance for revaluation of investments	142	-	50	-
Less Allowance for impairment of investments	(2)	-	-	-
Total	12,531	12,531	7,425	7,425
Held-to-maturity securities				
Foreign debt securities	5,081	5,081	9,327	9,327
Other debt securities	-	-	14	14
Total	5,081	5,081	9,341	9,341
Total short-term investments-net	21,074	21,074	24,901	24,901
Long-term investments				
Available-for-sale securities				
Government and state enterprise debt securities	20,409	22,939	20,753	23,711
Corporate debt securities	1,698	1,568	3,166	3,300
Foreign debt securities	9,484	9,697	6,572	6,320
Domestic equity securities	4,200	4,119	3,668	2,329
Foreign equity securities	2	4	-	-
Other debt securities	3,415	2,281	3,428	2,145
Total	39,208	40,608	37,587	37,805
Add Allowance for revaluation of investments	3,941	-	2,525	-
Less Allowance for impairment of investments	(2,541)	-	(2,307)	-
Total	40,608	40,608	37,805	37,805

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS			
	December 31, 2001		December 31, 2000	
	Cost/Amortized Cost	Fair Value	Cost/Amortized Cost	Fair Value
Long-term investments (Continued)				
Held-to-maturity securities				
Government and state enterprise debt securities	47,359	48,574	39,844	44,002
Corporate debt securities	1,363	673	1,357	602
Other debt securities	-	-	2,281	2,246
Total	48,722	49,247	43,482	46,850
General investments				
Domestic equity non-marketable securities	4,122	2,899	5,298	2,659
Foreign equity non-marketable securities	62	53	112	159
Total	4,184	2,952	5,410	2,818
Less Allowance for impairment of investments	(2,317)	-	(1,601)	-
Total	1,867	2,952	3,809	2,818
Total long-term investments-net	91,197	92,807	85,096	87,473

As at December 31, 2001, the Bank classified the right of the Bank against the promissory note which is given by the Thai Asset Management Corporation (TAMC) upon entering into the Asset Transfer Agreement in order to transfer impaired assets of the Bank and its subsidiary, as held-to-maturity debt securities - government and state enterprise debt securities of Baht 7,942.6 million in the consolidated financial statements and of Baht 7,515.0 million in the Bank's financial statements (see Notes 4.1.2, 4.5.7 and 4.19).

4.4.2 Time to maturity of debt securities

Time to maturity of the Bank's investment in debt securities classified as available-for-sale securities and held-to-maturity securities at December 31, 2001 and 2000 are presented below. Expected maturity may differ from contractual maturity due to some borrowers having the right to call or prepay obligations with or without prepayment penalties.

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS			
	December 31, 2001			
	Maturity schedule of securities			
	Up to 1 year	Over 1 to 5 years	Over 5 years	Total
Available-for-sale securities				
Government and state enterprise debt securities	7,261	20,147	996	28,404
Corporate debt securities	1,290	695	717	2,702
Foreign debt securities	6,478	6,527	2,957	15,962
Total	15,029	27,369	4,670	47,068
Add Allowance for revaluation of investments	144	2,764	(11)	2,897
Less Allowance for impairment of investments	(2)	(12)	(94)	(108)
Total	15,171	30,121	4,565	49,857

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001

Maturity schedule of securities

	Up to 1 year	Over 1 to 5 years	Over 5 years	Total
Held-to-maturity securities				
Government and state				
enterprise debt securities	146	20	47,878	48,044
Corporate debt securities	46	390	1,390	1,826
Foreign debt securities	5,082	-	-	5,082
Total	5,274	410	49,268	54,952
Less Allowance for impairment				
of investments	(12)	(8)	(7)	(27)
Total	5,262	402	49,261	54,925
Total debt securities	20,433	30,523	53,826	104,782

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2000

Maturity schedule of securities

	Up to 1 year	Over 1 to 5 years	Over 5 years	Total
Available-for-sale securities				
Government and state				
enterprise debt securities	3,179	20,189	1,421	24,789
Corporate debt securities	91	2,082	1,084	3,257
Foreign debt securities	6,372	3,733	2,839	12,944
Total	9,642	26,004	5,344	40,990
Add Allowance for revaluation				
of investments	48	2,680	209	2,937
Less Allowance for impairment				
of investments	-	-	(48)	(48)
Total	9,690	28,684	5,505	43,879
Held-to-maturity securities				
Government and state				
enterprise debt securities	229	171	39,935	40,335
Corporate debt securities	60	296	1,443	1,799
Foreign debt securities	9,327	-	17	9,344
Other debt securities	14	2,281	-	2,295
Total	9,630	2,748	41,395	53,773
Less Allowance for impairment				
of investments	(12)	(9)	(3)	(24)
Total	9,618	2,739	41,392	53,749
Total debt securities	19,308	31,423	46,897	97,628

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

December 31, 2001

Maturity schedule of securities

	Up to 1 year	Over 1 to 5 years	Over 5 years	Total
Available-for-sale securities				
Government and state enterprise debt securities	4,623	19,419	990	25,032
Corporate debt securities	1,290	787	911	2,988
Foreign debt securities	6,478	6,527	2,957	15,962
Total	12,391	26,733	4,858	43,982
Add Allowance for revaluation of investments	142	2,730	(11)	2,861
Less Allowance for impairment of investments	(2)	(12)	(94)	(108)
Total	12,531	29,451	4,753	46,735
Held-to-maturity securities				
Government and state enterprise debt securities	-	-	47,359	47,359
Corporate debt securities	-	-	1,363	1,363
Foreign debt securities	5,081	-	-	5,081
Total	5,081	-	48,722	53,803
Total debt securities	17,612	29,451	53,475	100,538

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

December 31, 2000

Maturity schedule of securities

	Up to 1 year	Over 1 to 5 years	Over 5 years	Total
Available-for-sale securities				
Government and state enterprise debt securities	589	19,388	1,365	21,342
Corporate debt securities	414	2,082	1,084	3,580
Foreign debt securities	6,372	3,732	2,840	12,944
Total	7,375	25,202	5,289	37,866
Add Allowance for revaluation of investments	50	2,680	208	2,938
Less Allowance for impairment of investments	-	-	(48)	(48)
Total	7,425	27,882	5,449	40,756
Held-to-maturity securities				
Government and state enterprise debt securities	-	-	39,844	39,844
Corporate debt securities	-	-	1,357	1,357
Foreign debt securities	9,327	-	-	9,327
Other debt securities	14	2,281	-	2,295
Total	9,341	2,281	41,201	52,823
Total debt securities	16,766	30,163	46,650	93,579

Gains and losses related to investments in securities included in statement of income for the year ended December 31, 2001 and 2000 are as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS December 31,		THE BANK'S FINANCIAL STATEMENTS December 31,	
	2001	2000	2001	2000
Unrealized gains (losses) on revaluation of trading securities	(592)	(558)	(653)	(590)
Gain on transferring investment portfolios	198	887	198	887
Losses on impairment of investment in securities	(671)	(1,244)	(638)	(1,211)
Gains (losses) on sales of investment in securities				
Trading securities	222	400	222	412
Available-for-sale securities	315	1,043	316	885
General investments	363	398	362	390
Investment in subsidiary companies and associated companies	(92)	578	(92)	578
Gains (losses) on investments	(257)	1,504	(285)	1,351

Unrealized gain and loss on available-for-sale securities and held-to-maturity securities presented as at December 31, 2001 and 2000 are as follows:

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001

Type of securities	Amortized Cost-net off allowance for impairment	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale securities	53,082	4,914	(855)	57,141
Held-to-maturity securities	54,925	1,223	(712)	55,436
Total	108,007	6,137	(1,567)	112,577

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2000

Type of securities	Amortized Cost-net off allowance for impairment	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale securities	46,446	4,005	(1,525)	48,926
Held-to-maturity securities	53,749	4,160	(817)	57,092
Total	100,195	8,165	(2,342)	106,018

Baht : Million

Type of securities	THE BANK'S FINANCIAL STATEMENTS December 31, 2001			
	Amortized Cost-net off allowance for impairment	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale securities	49,056	4,860	(777)	53,139
Held-to-maturity securities	53,803	1,215	(690)	54,328
Total	102,859	6,075	(1,467)	107,467

Baht : Million

Type of securities	THE BANK'S FINANCIAL STATEMENTS December 31, 2000			
	Amortized Cost-net off allowance for impairment	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale securities	42,654	3,998	(1,422)	45,230
Held-to-maturity securities	52,823	4,158	(790)	56,191
Total	95,477	8,156	(2,212)	101,421

4.4.3 Investments in subsidiaries and associated companies are as follows:

Baht : Million

Company	THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2001				
	Type of Business	Type of Share	Ownership (%)	Cost Method	Equity Method
Subsidiary Company					
Services					
SCB Advisory Service Co., Ltd.	Services	Ordinary	100.0	10.0	10.0
Associated Companies					
Finance & Insurance					
The Siam Industrial Credit PCL	Finance	Ordinary	47.2	1,249.9	1,105.4
Siam Commercial New York Life Insurance PCL	Insurance	Ordinary	25.0	133.2	121.5
SCB Leasing Co., Ltd. (former The Siam Sunwa Leasing Co., Ltd.)	Leasing	Ordinary	37.6	39.8	57.1
Business Venture Promotion Co., Ltd.	Finance	Ordinary	32.5	39.0	26.2
SCB Asset Management Co., Ltd.	Mutual Fund	Ordinary	32.0	46.4	102.9
Vina Siam Bank (Vietnam)	Banking	Ordinary	25.0	92.3	199.1
Siam Panich Leasing PCL	Leasing	Ordinary	22.4	1,103.9	862.8

Baht : Million

Company	Type of Business	Type of Share	Ownership (%)	Cost Method	Equity Method
			THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2001		
Associated Companies (Continued)					
Services					
Siam Niti Law Office Co., Ltd.	Consultant	Ordinary	49.0	8.1	11.1
Siam Children Care Co., Ltd.	Care For Children	Ordinary	30.0	-	-
Real Estate					
Christiani & Nielsen (Thai) PCL	Construction	Ordinary	42.3	159.1	-
Others					
Siam Sanwa International Co., Ltd.	Holding	Ordinary	49.9	4.4	3.7
Thai Hoya Lens Co., Ltd.	Industry	Ordinary	20.0	11.4	27.3
Nobleclear Holding (BVI) Ltd. (Germany)	Holding	Ordinary	46.9	-	-
Saturn Inc.	Holding	Ordinary	24.9	84.6	381.0
SCB Biotech Co., Ltd.	Holding	Ordinary	35.0	-	-
Total				2,982.1	2,908.1
Less Allowance for impairment of investments				(959.4)	-
Total investments in subsidiary and associated companies-net				2,022.7	2,908.1

Baht : Million

Company	Type of Business	Type of Share	Ownership (%)	Cost Method	Equity Method
			THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2000		
Associated Companies					
Finance & Insurance					
The Siam Industrial Credit PCL	Finance	Ordinary	49.5	1,311.7	837.4
Siam Samaggi Leasing Co., Ltd.	Leasing	Ordinary	41.0	41.0	19.8
SCB Holding Co., Ltd.	Finance	Ordinary	40.0	5.3	13.4
Siam Commercial New York Life Insurance PCL	Insurance	Ordinary	25.0	83.2	20.5
SCB Leasing Co., Ltd. (former The Siam Sunwa Leasing Co., Ltd.)	Leasing	Ordinary	35.0	21.0	33.3
Business Venture Promotion Co., Ltd.	Finance	Ordinary	32.5	39.0	26.2
SCB Asset Management Co., Ltd.	Mutual Fund	Ordinary	32.0	46.4	99.3
Vina Siam Bank (Vietnam)	Banking	Ordinary	25.0	92.4	193.2
Siam Panich Leasing PCL	Leasing	Ordinary	22.4	1,103.9	752.3

Baht : Million

Company	Type of Business	Type of Share	THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2000 Ownership (%)	Cost Method	Equity Method
Associated Companies (Continued)					
Services					
Siam Niti Law Office Co., Ltd.	Consultant	Ordinary	49.0	8.1	13.2
Thai International Rent a Car Co., Ltd.	Services	Ordinary	30.0	8.9	13.7
Asian Marine Services PCL	Services	Ordinary	21.1	43.4	41.9
Thai Container System Co., Ltd.	Services	Ordinary	20.0	57.1	57.8
Siam Children Care Co., Ltd.	Care For Children	Ordinary	30.0	-	-
Siam Health Care Co., Ltd.	Hospital	Ordinary	30.0	0.3	1.7
Food Fair Ratcharyothin Co., Ltd.	Food Center	Ordinary	50.0	-	0.7
Real Estate					
Christiani & Nielsen (Thai) PCL	Construction	Ordinary	42.3	159.1	-
Others					
Siam Sanwa International Co., Ltd.	Holding	Ordinary	49.9	4.4	5.2
Sonoco Asia Corporation (Thailand) Ltd.	Industry	Ordinary	25.0	38.5	37.9
Alcan Nikkei Thai Co., Ltd.	Industry	Ordinary	22.4	68.3	61.9
Thai Fuji Xerox Co., Ltd.	Commercial	Ordinary	20.0	96.8	263.4
Thai Hoya Lens Co., Ltd.	Industry	Ordinary	20.0	11.4	25.2
Nobleclear Holding (BVI) Ltd. (Germany)	Holding	Ordinary	46.9	-	-
Saturn Inc.	Holding	Ordinary	24.9	84.6	69.1
SCB Biotech Co., Ltd.	Holding	Ordinary	35.0	-	-
Total				3,324.8	2,587.1
Less Allowance for impairment of investments				(1,033.8)	-
Total investments in associated companies - net				2,291.0	2,587.1

Baht : Million

Company	Type of Business	Type of Share	THE BANK'S FINANCIAL STATEMENTS December 31, 2001 Ownership (%)	Cost Method	Equity Method
Subsidiary Companies					
Finance & Insurance					
Chatuchak Asset Management Co., Ltd.	Finance	Ordinary	100.0	6,000.0	4,886.4
Cambodian Commercial Bank Ltd. (Cambodia)	Banking	Ordinary	100.0	634.3	598.9
SCB Securities Co., Ltd.	Securities	Ordinary	99.9	1,637.4	1,167.7
The Book Club Finance PCL	Finance	Ordinary and preferred	89.8	2,545.0	855.8
The Samaggi Insurance PCL	Insurance and assurance	Ordinary	58.5	326.7	723.5
Services					
SCB Advisory Service Co., Ltd.	Services	Ordinary	100.0	10.0	10.0
SCB Business Services Co., Ltd.	Services	Ordinary	100.0	56.5	69.8
SCB Training Centre Co., Ltd.	Services	Ordinary	100.0	346.9	258.1
Oreo Realty Inc. (United State)	Services	Ordinary	100.0	-	-
Siam Appraisal and Service Co., Ltd.	Services	Ordinary	99.9	3.6	0.6
Siam Pitiwat Co., Ltd.	Services	Ordinary	99.9	4.0	7.7
SCB Research Institute Co., Ltd.	Services	Ordinary	65.0	24.6	34.0
Sub Sri Thai Warehouse PCL	Warehouse	Ordinary	58.3	146.9	298.5
Real Estate					
SCB Resolution Corporation Co., Ltd.	Real Estate	Ordinary	100.0	20.0	65.2
Mahisorn Co., Ltd.	Real Estate	Ordinary	100.0	2,141.6	451.0
Thai International Property Development Co., Ltd.	Real Estate	Ordinary	99.9	-	0.4
Others					
Astrakhan Investment Ltd. (Hongkong)	Holding	Ordinary	99.9	1.5	396.6
Techno Holding Co., Ltd.	Holding	Ordinary	80.0	-	-

Baht : Million

Company	Type of Business	Type of Share	Ownership (%)	Cost Method	Equity Method
		THE BANK'S FINANCIAL STATEMENTS December 31, 2001			
Associated Companies					
Finance & Insurance					
The Siam Industrial Credit PCL	Finance	Ordinary	47.2	1,249.9	1,105.4
Siam Commercial New York Life Insurance PCL	Insurance	Ordinary	25.0	133.2	121.5
SCB Leasing Co., Ltd. (former The Siam Sunwa Leasing Co., Ltd.)	Leasing	Ordinary	37.6	39.8	57.1
Business Venture Promotion Co., Ltd.	Finance	Ordinary	32.5	39.0	26.2
SCB Asset Management Co., Ltd.	Mutual Fund	Ordinary	32.0	46.4	102.9
Vina Siam Bank (Vietnam)	Banking	Ordinary	25.0	92.3	199.1
Siam Panich Leasing PCL	Leasing	Ordinary	22.4	1,103.9	862.8
Services					
Siam Niti Law Office Co., Ltd.	Consultant	Ordinary	49.0	8.1	11.1
Siam Children Care Co., Ltd.	Care For Children	Ordinary	30.0	-	-
Real Estate					
Christiani & Nielsen (Thai) PCL	Construction	Ordinary	42.3	159.1	-
Others					
Siam Sanwa International Co., Ltd.	Holding	Ordinary	49.9	4.4	3.7
Thai Hoya Lens Co., Ltd.	Industry	Ordinary	20.0	11.4	27.3
Nobleclear Holding (BVI) Ltd. (Germany)	Holding	Ordinary	46.9	-	-
Saturn Inc.	Holding	Ordinary	24.9	84.6	194.8
SCB Biotech Co., Ltd.	Holding	Ordinary	35.0	-	-
Total				16,871.1	12,536.1
Less Allowance for impairment of investments				(3,954.2)	-
Total investments in subsidiaries and associated companies - net				12,916.9	12,536.1

Baht : Million

Company	Type of Business	Type of Share	Ownership (%)	Cost Method	Equity Method
			THE BANK'S FINANCIAL STATEMENTS December 31, 2000		
Subsidiary Companies					
Finance & Insurance					
Chatuchak Asset Management Co., Ltd.	Finance	Ordinary	100.0	6,000.0	4,992.0
Cambodian Commercial Bank Ltd. (Cambodia)	Banking	Ordinary	100.0	502.4	369.5
SCB Book Club Securities Co., Ltd.	Finance	Ordinary	99.9	155.0	33.4
SCB Securities Co., Ltd.	Securities	Ordinary	99.9	1,637.4	986.0
The Book Club Finance PCL	Finance	Ordinary and preferred	90.0	2,545.0	823.5
The Samaggi Insurance PCL	Insurance and assurance	Ordinary	58.5	326.7	647.9
Services					
SCB Advisory Service Co., Ltd.	Services	Ordinary	100.0	10.0	8.2
SCB Business Services Co., Ltd.	Services	Ordinary	100.0	56.5	63.8
SCB Training Centre Co., Ltd.	Services	Ordinary	100.0	346.9	263.7
Siam Information and Processing Co., Ltd.	Services	Ordinary	100.0	32.2	17.7
Oreo Realty Inc. (United States of America)	Services	Ordinary	100.0	-	0.5
Siam Integrated Service Co., Ltd.	Services	Ordinary	100.0	12.4	11.9
Siam Appraisal and Service Co., Ltd.	Services	Ordinary	99.9	3.6	6.4
Siam Pitiwat Co., Ltd.	Services	Ordinary	99.9	4.0	8.4
SCB Research Institute Co., Ltd.	Services	Ordinary	65.0	24.6	34.8
Sub Sri Thai Warehouse PCL	Warehouse	Ordinary	58.3	146.9	280.0
Real Estate					
SCB Resolution Corporation Co., Ltd.	Real Estate	Ordinary	100.0	20.0	46.0
Mahisorn Co., Ltd.	Real Estate	Ordinary	100.0	2,141.6	566.1
Thai International Property Development Co., Ltd.	Real Estate	Ordinary	99.9	-	-
Others					
Astrakhan Investment Ltd. (Hongkong)	Holding	Ordinary	99.9	1.5	113.2
Techno Holding Co., Ltd.	Holding	Ordinary	80.0	-	-

Baht : Million

Company	Type of Business	Type of Share	Ownership (%)	Cost Method	Equity Method
			THE BANK'S FINANCIAL STATEMENTS December 31, 2000		
Associated Companies					
Finance & Insurance					
The Siam Industrial Credit PCL	Finance	Ordinary	49.5	1,311.7	1,037.4
Siam Samaggi Leasing Co., Ltd.	Leasing	Ordinary	41.0	41.0	19.8
SCB Holding Co., Ltd.	Finance	Ordinary	40.0	5.3	13.4
Siam Commercial New York Life Insurance PCL	Insurance	Ordinary	25.0	83.2	20.5
SCB Leasing Co., Ltd. (former The Siam Sunwa Leasing Co., Ltd.)	Leasing	Ordinary	35.0	21.0	33.3
Business Venture Promotion Co., Ltd.	Finance	Ordinary	32.5	39.0	26.2
SCB Asset Management Co., Ltd.	Mutual Fund	Ordinary	32.0	46.4	99.3
Vina Siam Bank (Vietnam)	Banking	Ordinary	25.0	92.4	193.2
Siam Panich Leasing PCL	Leasing	Ordinary	22.4	1,103.9	767.2
Services					
Siam Niti Law Office Co., Ltd.	Consultant	Ordinary	49.0	8.1	13.2
Thai International Rent a Car Co., Ltd.	Services	Ordinary	30.0	8.9	13.7
Asian Marine Services PCL	Services	Ordinary	21.1	43.4	41.9
Thai Container System Co., Ltd.	Services	Ordinary	20.0	57.1	57.8
Siam Children Care Co., Ltd.	Care For Children	Ordinary	30.0	-	-
Siam Health Care Co., Ltd.	Hospital	Ordinary	30.0	0.3	1.7
Food Fair Ratcharyothin Co., Ltd.	Food Center	Ordinary	50.0	-	0.7
Real Estate					
Christiani & Nielsen (Thai) PCL	Construction	Ordinary	42.3	159.1	-
Others					
Siam Sanwa International Co., Ltd.	Holding	Ordinary	49.9	4.4	5.2
Sonoco Asia Corporation (Thailand) Ltd.	Industry	Ordinary	25.0	38.5	37.9
Alcan Nikkei Thai Co., Ltd.	Industry	Ordinary	22.4	68.3	61.9
Thai Fuji Xerox Co., Ltd.	Commercial	Ordinary	20.0	96.8	263.4
Thai Hoya Lens Co., Ltd.	Industry	Ordinary	20.0	11.4	25.2
Nobleclear Holding (BVI) Ltd. (Germany)	Holding	Ordinary	46.9	-	-
Saturn Inc.	Holding	Ordinary	24.9	84.6	169.1
SCB Biotech Co., Ltd.	Holding	Ordinary	35.0	-	-
Total				17,291.5	12,175.0
Less Allowance for impairment of investments				(4,142.5)	-
Total investments in subsidiaries and associated companies - net				13,149.0	12,175.0

The Bank received shares transferred from trouble debt restructuring process. As at December 31, 2001 and 2000, investment in Nawarat Pattanakarn PCL was recorded as available-for-sale securities and as at December 31, 2001, investments in Bangkok Crystal Co., Ltd. and Sri-U-Thong Co., Ltd. were recorded as general investments, due to the Bank's intention to hold such investments temporarily.

Information about financial position and results of operations which is summarized from the financial statements of subsidiary companies which are not included in the consolidated financial statements are as follows:

Baht : Million

	As at December 31, 2001 "Unaudited"			As at December 31, 2000 "Audited"		
	Total Assets	Total Liabilities	Shareholders' Equity	Total Assets	Total Liabilities	Shareholders' Equity
Siam Commercial Development Co., Ltd.	347.36	0.13	347.23	429.12	0.07	429.05
Suthakarn Co., Ltd.	11.20	0.01	11.19	12.78	0.05	12.73
Thai Manpower Development Co., Ltd.	1.00	0.04	0.96	23.59	0.04	23.55
Prime Business Co., Ltd.	2.46	0.01	2.45	23.62	0.05	23.57
M&M Service Co., Ltd.	3.27	-	3.27	4.45	-	4.45
Sorathon Co., Ltd.	5.48	-	5.48	6.41	-	6.41
Satayu Co., Ltd.	0.03	19.60	(19.57)	0.01	18.54	(18.53)
Supapirom Co., Ltd.	2.00	-	2.00	2.00	-	2.00
SCB Advisory Service Co., Ltd.	8.24	0.03	8.21	8.52	0.28	8.24
	381.04	19.82	361.22	510.50	19.03	491.47

For the years ended

	December 31, 2001 "Unaudited"				December 31, 2000 "Audited"			
	Revenue (Baht : Million)	Expenses (Baht : Million)	Net income (loss) (Baht : Million)	Earnings (loss) per share (Baht)	Revenue (Baht : Million)	Expenses (Baht : Million)	Net income (loss) (Baht : Million)	Earnings (loss) per share (Baht)
Siam Commercial Development Co., Ltd.	1.08	82.91	(81.83)	(327.31)	4.95	9.37	(4.42)	(17.69)
Suthakarn Co., Ltd.	-	1.54	(1.54)	(1,540.00)	-	0.43	(0.43)	(425.23)
Thai Manpower Development Co., Ltd.	-	22.58	(22.58)	(2,258.35)	-	0.29	(0.29)	(29.50)
Prime Business Co., Ltd.	-	21.13	(21.13)	(42,254.97)	0.01	6.15	(6.14)	(12,287.45)
M&M Service Co., Ltd.	-	1.18	(1.18)	(1,183.52)	-	0.25	(0.25)	(253.00)
Sorathon Co., Ltd.	-	0.92	(0.92)	(922.25)	-	0.25	(0.25)	(253.00)
Satayu Co., Ltd.	0.02	1.06	(1.04)	(1,043.06)	-	1.15	(1.15)	(1,151.86)
Supapirom Co., Ltd.	-	-	-	-	0.02	0.78	(0.76)	(2.06)
SCB Advisory Service Co., Ltd.	1.97	0.67	1.30	13.00	13.59	21.14	(7.55)	(75.54)
	3.07	131.99	(128.92)		18.57	39.81	(21.24)	

Investments in companies other than subsidiaries and associated companies, of which the Bank holds more than 10% of the paid-up capital in each company, classified by industries, were as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	December 31, 2001	December 31, 2000	December 31, 2001	December 31, 2000
Banking and finance	2,848	2,684	2,511	2,423
Manufacturing	324	270	316	262
Entertainment and recreation	361	2,054	361	2,054
Others	364	359	364	303
	3,897	5,367	3,552	5,042

As at December 31, 2001 and 2000, government bonds classified as available-for-sale securities of Baht 590.0 million, were pledged with the Government Housing Bank in order to comply with its agreement.

As at December 31, 2001, a subsidiary pledged debt securities classified as held-to-maturity securities amounting to Baht 14.0 million at par value with a government agency.

The Bank and its subsidiaries, which are financial institutions, have investments in a number of securities in which there were problems concerning the companies' financial positions and operating results. The Bank has made a provision for diminution in value of securities equal to the amount by which the aggregate cost exceeds the aggregate market value as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS					
	December 31, 2001			December 31, 2000		
	Cost	Market Value	Amount of Provision	Cost	Market Value	Amount of Provision
Finance companies ordered closed						
Common shares	1.4	-	1.4	1.4	-	1.4
Bonds	80.8	-	80.8	80.8	7.8	73.0
Finance companies controlled by and ordered by BOT to decrease and increase capital						
Bonds	14.9	14.7	-	17.9	17.5	-
Listed companies identified for delisting						
Common shares	497.8	413.8	207.4	188.4	22.7	186.6
Bonds	70.1	16.5	54.2	39.1	1.4	37.7
Non-listed companies whose operating results in line with the listed companies identified for delisting and have going concern issue						
Common shares / Preferred shares	1,227.4	46.6	1,184.8	1,227.7	62.1	1,173.9
Bonds	35.0	25.8	11.9	20.2	12.7	3.4

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS					
	December 31, 2001			December 31, 2000		
	Cost	Market Value	Amount of Provision	Cost	Market Value	Amount of Provision
Finance companies ordered closed						
Bonds	30.8	-	30.8	30.8	7.8	23.0
Listed companies identified for delisting						
Common shares	475.2	409.8	193.0	188.4	22.7	186.6
Bonds	38.5	3.3	35.2	35.2	1.4	33.8
Non-listed companies whose operating results in line with the listed companies identified for delisting and have going concern issue						
Common shares / Preferred shares	1,196.4	23.1	1,175.7	1,183.0	38.0	1,152.4

4.4.4 Disclosure of the statements of cash flows of Chatuchak Asset Management Co., Ltd.

In accordance with the BOT's letter number Sor Nor Sor Wor 53/2543 dated January 7, 2000, relating to the operation regulation of the asset management company ("AMC"), required the Bank to disclose the statements of cash flows of the AMC in the notes to the financial statements. The statements of cash flows of Chatuchak Asset Management Co., Ltd. are as follow:

Chatuchak Asset Management Co., Ltd.

Statements of Cash flows

For the years ended December 31,

Baht : Million

	2001	2000
Cash flows from operating activities		
Net loss	(246.5)	(989.6)
Items to reconcile net income (loss) to net cash received (paid) from operating activities:		
Bad debt and doubtful accounts	357.8	1,035.5
Gain on sale of available-for-sale securities	(0.4)	-
Amortization of premium and discount on investment	(0.3)	-
Income (loss) from operations before changes in operating assets and liabilities	110.6	45.9
Operating assets (increase) decrease		
Investment in receivables	1.9	(2,768.7)
Accrued interest receivables	3.2	(8.5)
Properties foreclosed	(3.4)	-
Other assets	(0.7)	(0.6)
Operating liabilities increase (decrease)		
Other liabilities	0.4	1.6
Net cash provided (used) by operating activities	112.0	(2,730.3)
Cash flows from investing activities		
Purchase of available-for-sale securities	(9,270.2)	(9,335.9)
Proceeds from sales of available-for-sale securities	9,158.0	6,072.4
Net cash used by investing activities	(112.2)	(3,263.5)

Chatuchak Asset Management Co., Ltd.

Statements of Cash flows

For the years ended December 31,

	2001	2000
		Baht : Million
Cash flows from financing activities		
Proceeds from issuance of ordinary shares	-	6,000.0
Net cash provided by financing activities	-	6,000.0
Net increase (decrease) in cash and cash equivalents	(0.2)	6.2
Cash and cash equivalents as at January 1,	6.2	-
Cash and cash equivalents as at December 31,	6.0	6.2

4.5 Loans and accrued interest receivables

4.5.1 Classified by product:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	December 31, 2001	December 31, 2000	December 31, 2001	December 31, 2000
Overdrafts	64,801	71,238	64,801	71,270
Loans	351,392	364,395	349,436	361,199
Bills	37,995	51,239	36,822	49,703
Others	5,757	4,340	5,208	3,679
Total	459,945	491,212	456,267	485,851
Add Accrued interest receivables	2,405	3,046	2,250	2,855
Less Allowance for doubtful accounts	(17,852)	(17,638)	(15,766)	(15,157)
Allowance for valuation adjustment from debt restructuring	(8,087)	(7,910)	(7,769)	(7,651)
Total	436,411	468,710	434,982	465,898

4.5.2 Classified by maturity:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	December 31, 2001	December 31, 2000	December 31, 2001	December 31, 2000
Up to 1 year*	266,715	222,723	264,512	220,568
Over 1 year	193,230	268,489	191,755	265,283
Accrued interest receivables	2,405	3,046	2,250	2,855
Total	462,350	494,258	458,517	488,706

*Including loans without contracts and past-due

4.5.3 Classified by currency and customer location:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS					
	December 31, 2001			December 31, 2000		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	434,422	6	434,428	447,844	21	447,865
USD	11,770	6,915	18,685	16,255	13,154	29,409
Others	5,071	1,761	6,832	7,701	6,237	13,938
Accrued interest receivables			2,405			3,046
Total			462,350			494,258

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS					
	December 31, 2001			December 31, 2000		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	431,429	6	431,435	443,402	21	443,423
USD	11,770	6,235	18,005	16,255	12,239	28,494
Others	5,071	1,756	6,827	7,701	6,233	13,934
Accrued interest receivables			2,250			2,855
Total			458,517			488,706

4.5.4 Classified by business type and classification:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS					
	December 31, 2001					
	Normal	Special Mention	Substandard	Doubtful	Doubtful Loss	Total
Agriculture and mining	8,940	533	482	701	2,606	13,262
Manufacturing and commercial	168,808	9,108	5,597	6,132	20,657	210,302
Real estate and construction	47,087	2,204	13,665	4,049	14,522	81,527
Utilities and services	35,440	2,581	3,090	4,275	4,889	50,275
Housing loans	67,001	3,731	2,418	6,310	17,673	97,133
Others	4,984	332	313	463	1,354	7,446
Total	332,260	18,489	25,565	21,930	61,701	459,945
Accrued interest receivables	871	318	472	213	531	2,405
Total	333,131	18,807	26,037	22,143	62,232	462,350

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2000

	Normal	Special Mention	Substandard	Doubtful	Doubtful Loss	Total
Agriculture and mining	9,425	491	847	698	2,760	14,221
Manufacturing and commercial	179,396	15,944	10,105	4,957	22,985	233,387
Real estate and construction	57,543	2,925	3,795	2,769	21,221	88,253
Utilities and services	35,913	6,677	5,186	1,749	7,095	56,620
Housing loans	62,780	2,302	2,400	4,748	18,805	91,035
Others	3,985	803	270	268	2,370	7,696
Total	349,042	29,142	22,603	15,189	75,236	491,212
Accrued interest receivables	2,402	294	86	92	172	3,046
Total	351,444	29,436	22,689	15,281	75,408	494,258

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

December 31, 2001

	Normal	Special Mention	Substandard	Doubtful	Doubtful Loss	Total
Agriculture and mining	8,919	533	482	671	2,510	13,115
Manufacturing and commercial	166,404	8,990	5,511	5,982	19,917	206,804
Real estate and construction	50,284	2,088	13,703	3,998	13,774	83,847
Utilities and services	34,376	2,582	3,089	4,269	4,730	49,046
Housing loans	66,830	3,720	2,408	6,300	17,422	96,680
Others	4,845	302	301	463	864	6,775
Total	331,658	18,215	25,494	21,683	59,217	456,267
Accrued interest receivables	791	306	467	204	482	2,250
Total	332,449	18,521	25,961	21,887	59,699	458,517

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

December 31, 2000

	Normal	Special Mention	Substandard	Doubtful	Doubtful Loss	Total
Agriculture and mining	9,374	491	846	698	2,665	14,074
Manufacturing and commercial	176,613	15,930	9,857	4,820	22,160	229,380
Real estate and construction	60,881	2,914	3,780	2,729	20,070	90,374
Utilities and services	34,792	6,666	5,184	1,217	6,953	54,812
Housing loans	62,556	2,273	2,393	4,737	18,575	90,534
Others	3,733	772	245	369	1,558	6,677
Total	347,949	29,046	22,305	14,570	71,981	485,851
Accrued interest receivables	2,281	294	78	92	110	2,855
Total	350,230	29,340	22,383	14,662	72,091	488,706

Due to inequilibrium in demand and supply of the real estate and construction industry, those who engage in such business are facing more difficulty in managing liquidity and in marketing which may affect their ability to repay the loans to the Bank. Nevertheless, real estate and construction loans are collateralized by land, building and construction in progress, appraised by independent appraisers and internal appraisers.

4.5.5 Classified by type of classification:

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

December 31, 2001

	Loan and accrued interest	Loan and accrued interest (net of collateral per BOT's guideline)	Allowance per BOT's Guideline %	Allowance per Requirement
Normal	332,448.9	204,863.4	1	2,007.3
Special Mention	18,521.3	8,001.6	2	153.9
Substandard	25,960.7	15,142.6	20	833.7
Doubtful	21,887.3	8,705.3	50	4,356.8
Doubtful Loss	59,698.4	-	100	-
Total	458,516.6	236,712.9		7,351.7
General Allowance				8,414.7
Total				15,766.4

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

December 31, 2000

	Loan and accrued interest	Loan and accrued interest (net of collateral per BOT's guideline)	Allowance per BOT's Guideline %	Allowance per Requirement
Normal	350,230.4	208,172.3	1	2,071.9
Special Mention	29,339.6	17,690.6	2	348.0
Substandard	22,383.0	12,571.8	20	1,458.9
Doubtful	14,661.7	5,345.4	50	2,777.7
Doubtful Loss	72,091.5	-	100	-
Total	488,706.2	243,780.1		6,656.5
General Allowance				8,500.5
Total				15,157.0

As at December 31, 2001, the Bank has recorded allowance for doubtful accounts over the fully required according to the guideline of the BOT of Baht 8,414.7 million (December 31, 2000 : Baht 8,500.5 million) for which any further deterioration in assets' quality may incur.

In determining the extent of its non-performing loans, the Bank used the criteria of non-payment of interest or principal for longer than three months from the date when interest or principal repayment was due. As of December 31, 2001, the Bank has non-performing loans (NPL) in the amount of Baht 84,928.2 million (December 31, 2000 : Baht 94,261.0 million), or 18.5% (December 31, 2000 : 19.3%) of total loans including loans to financial institutions, based on each loan account.

The Bank classified its assets and made provision for loan loss according to the criteria specified in the BOT's Notification dated March 17, 2000 regarding worthless or irrecoverable assets or assets with doubtful value of recoverability. As of December 31, 2001, the Bank has loans classified as substandard, doubtful and doubtful loss, which consisted of principal amount, accrued interest receivable and other assets amounting to Baht 108,679.4 million (December 31, 2000 : Baht 110,335.8 million) or 23.5% (December 31, 2000 : 22.4%) of total classified loans. Such classified loans included the loans to financial institutions, which were past due of interest or principal longer than three months, based on each loan account including restructured loans.

As at December 31, 2001, Book Club Finance PCL and Chatuchak Asset Management Co., Ltd. which are subsidiaries, have non performing loans of Baht 2,712.0 million (December 31, 2000 : Baht 3,709.9 million). The details of their classified loans according to the criteria specified in the Notification of the BOT are as follows:

Baht : Million

	December 31, 2001			
	Loan and accrued interest	**Loan and accrued interest** (net of collateral per BOT's guideline)	**Allowance per BOT's Guideline %**	**Allowance per Requirement**
Normal	4,378.2	3,582.9	1	33.6
Special Mention	267.3	201.4	2	4.0
Substandard	112.8	53.2	20	10.6
Doubtful	276.0	232.9	50	116.4
Doubtful Loss	3,012.8	1,951.3	100	1,993.1
Total	8,047.1	6,021.7		2,157.7
Less Allowance for doubtful account transferred				(1,508.8)
Allowance per requirement				648.9
General Allowance				125.8
Total				774.7

Baht : Million

	December 31, 2000			
	Loan and accrued interest	**Loan and accrued interest** (net of collateral per BOT's guideline)	**Allowance per BOT's Guideline %**	**Allowance per Requirement**
Normal	4,769.7	3,357.1	1	33.8
Special Mention	569.6	501.3	2	10.0
Substandard	380.2	329.1	20	71.8
Doubtful	107.2	90.5	50	87.2
Doubtful Loss	2,470.4	1,006.5	100	2,592.4
Total	8,297.1	5,284.5		2,795.2
Less Allowance for doubtful account transferred				(1,824.0)
Allowance per requirement				971.2
General Allowance				341.9
Total				1,313.1

In 2000, loan receivables and accrued interest of The Book Club Finance PCL of Baht 4,606.2 million (net book value from allowance for doubtful accounts of Baht 2,782.1 million) were sold to Chatuchak Asset Management Co., Ltd. at Baht 2,782.1 million (see Note 4.21.3). This transaction had no impact on the consolidated financial statements due to being a transaction between related companies.

The Bank had loans and accrued interest with borrowers who subsequently developed problems in their financial positions and operating results, causing their loans to become classified assets. The Bank has made appropriate provisions for loan losses as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS							
	December 31, 2001				December 31, 2000			
	No. of Companies	Loans Outstanding	Collateral	Amount of Provision	No. of Companies	Loans Outstanding	Collateral	Amount of Provision
Listed companies identified for delisting	23	3,646.2	1,386.1	1,267.8	20	4,789.3	2,997.8	658.1

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS							
	December 31, 2001				December 31, 2000			
	No. of Companies	Loans Outstanding	Collateral	Amount of Provision	No. of Companies	Loans Outstanding	Collateral	Amount of Provision
Listed companies identified for delisting	17	3,408.8	1,363.2	1,042.0	19	4,705.9	2,997.8	684.3

4.5.6 Troubled debt restructuring

The consolidated and the Bank's financial statements for years ended December 31, 2001 and 2000, include the result of various types of troubled debt restructuring including transfer of assets and equity securities, changes in repayment condition, and mixed types as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS			
	December 31, 2001			
	The Outstanding Debt		Transferred Assets	
Types of Restructuring	No. of Companies	Before Restructuring	Types	Fair Value
Transfers of assets	1	461.7	Immovable properties	461.7
Debt restructuring in various forms	1,559	33,371.0	Immovable properties and shares	4,491.1
Changes of repayment conditions	4,381	9,552.6		
Total	5,941	43,385.3		

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS			
	December 31, 2000			
	The Outstanding Debt		Transferred Assets	
Types of Restructuring	No. of Companies	Before Restructuring	Types	Fair Value
Transfers of assets	6	1,924.7	Immovable properties	1,416.1
Debt restructuring in various forms	3,408	47,540.4	Immovable properties and shares	5,514.4
Changes of repayment conditions	6,688	24,912.0		
Total	10,102	74,377.1		

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS			
	December 31, 2001			
	The Outstanding Debt		Transferred Assets	
Types of Restructuring	No. of Companies	Before Restructuring	Types	Fair Value
Transfers of assets	1	461.7	Immovable properties	461.7
Debt restructuring in various forms	1,526	32,480.1	Immovable properties and shares	4,475.0
Changes of repayment conditions	4,348	8,627.2		
Total	5,875	41,569.0		

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS			
	December 31, 2000			
	The Outstanding Debt		Transferred Assets	
Types of Restructuring	No. of Companies	Before Restructuring	Types	Fair Value
Transfers of assets	6	1,924.7	Immovable properties	1,416.1
Debt restructuring in various forms	3,393	47,236.5	Immovable properties and shares	5,514.4
Changes of repayment conditions	6,606	23,410.0		
Total	10,005	72,571.2		

As at December 31, 2001, the Bank has outstanding loans to the restructured debtors and accrued interest of Baht 163,472.6 million (December 31, 2000 : Baht 173,802.3 million) in the consolidated financial statements and Baht 160,029.1 million (December 31, 2000 : Baht 170,503.7 million) in the Bank's financial statements.

Information relating to restructured debtors for the years ended December 31, 2001 and 2000 are as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2001	2000	2001	2000
Interest income recognized in the statement of income	6,147.5	5,391.5	5,947.8	5,287.8
Loss from debt restructuring recognized in the statement of income	5,444.0	2,614.9	5,420.4	2,358.1
Cash collection	11,806.5	15,641.6	11,256.4	15,284.0
Additional loans to restructured debtors	19.7	1,958.1	19.7	1,958.1

4.5.7 Transfer of loan receivables

For the year ended December 31, 2001, the Bank transferred a portion of sub-quality assets with a book value of Baht 7,477.3 million (net of allowance for doubtful of Baht 6,062.1 million) to TAMC according to the Asset Transfer Agreement and Chatuchak Asset Management Co., Ltd. which is Bank's subsidiary also transferred sub-quality assets with a book value of Baht 498.7 million (net of allowance for doubtful of Baht 340.9 million) to the TAMC. The Bank and its subsidiary have not received the promissory note for transferring such assets because it is in the process of reviewing and considering the information by TAMC (see Notes 4.1.2, 4.4.1 and 4.19).

4.6 Allowance for doubtful accounts

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001

	Normal	Special Mention	Substandard	Doubtful	Doubtful Loss	General	Total
Beginning balance	2,106	348	1,459	2,794	716	10,215	17,638
Bad debt and doubtful accounts	(69)	(191)	(625)	1,646	8,568	(5,246)	4,083
Bad debt recovered	-	-	-	-	1,115	-	1,115
Bad debt written off	-	-	-	-	(9,823)	-	(9,823)
Others	-	-	-	-	167	4,672	4,839
Ending balance	2,037	157	834	4,440	743	9,641	17,852

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2000

	Normal	Special Mention	Substandard	Doubtful	Doubtful Loss	General	Total
Beginning balance	2,600	253	2,938	4,671	2,671	6,263	19,396
Bad debt and doubtful accounts	(494)	95	(1,479)	(1,877)	3,208	4,510	3,963
Bad debt recovered	-	-	-	-	5,066	-	5,066
Bad debt written off	-	-	-	-	(7,493)	-	(7,493)
Others	-	-	-	-	(2,736)	(558)	(3,294)
Ending balance	2,106	348	1,459	2,794	716	10,215	17,638

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

December 31, 2001

	Normal	Special Mention	Substandard	Doubtful	Doubtful Loss	General	Total
Beginning balance	2,072	348	1,459	2,777	-	8,501	15,157
Bad debt and doubtful accounts	(65)	(194)	(625)	1,580	8,354	(5,263)	3,787
Bad debt recovered	-	-	-	-	1,115	-	1,115
Bad debt written off	-	-	-	-	(9,592)	-	(9,592)
Others	-	-	-	-	123	5,176	5,299
Ending balance	2,007	154	834	4,357	-	8,414	15,766

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

December 31, 2000

	Normal	Special Mention	Substandard	Doubtful	Doubtful Loss	General	Total
Beginning balance	2,577	253	2,907	4,618	-	4,513	14,868
Bad debt and doubtful accounts	(505)	95	(1,448)	(1,841)	2,161	5,437	3,899
Bad debt recovered	-	-	-	-	5,065	-	5,065
Bad debt written off	-	-	-	-	(7,424)	-	(7,424)
Others	-	-	-	-	198	(1,449)	(1,251)
Ending balance	2,072	348	1,459	2,777	-	8,501	15,157

Revaluation allowance for debt restructuring are as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS December 31,		THE BANK'S FINANCIAL STATEMENTS December 31,	
	2001	2000	2001	2000
Beginning balance	7,910.4	3,927.6	7,651.4	3,844.2
Increase during the year	176.8	3,982.8	117.2	3,807.2
Ending balance	8,087.2	7,910.4	7,768.6	7,651.4

4.7 Classified assets

The Bank, Book Club Finance PCL, and Chatuchak Asset Management Co., Ltd. have the classified assets which consist of loans including financial institutions and accrued interest income, investments, property foreclosed and other assets as follows:

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001

	Loans and accrued interest income	Loans to financial institution and accrued interest income	Investments	Property foreclosed	Other assets	Total
Normal	336,827.2	2,787.5	-	-	-	339,614.7
Special Mention	18,788.6	-	-	-	-	18,788.6
Substandard	26,073.5	-	-	-	-	26,073.5
Doubtful	22,163.3	-	-	-	-	22,163.3
Doubtful Loss	62,711.2	-	10,692.6	1,030.2	39.7	74,473.7
	466,563.8	2,787.5	10,692.6	1,030.2	39.7	481,113.8

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2000

	Loans and accrued interest income	Loans to financial institution and accrued interest income	Investments	Property foreclosed	Other assets	Total
Normal	355,000.1	2,179.2	-	-	-	357,179.3
Special Mention	29,909.2	-	-	-	-	29,909.2
Substandard	22,763.2	-	-	-	-	22,763.2
Doubtful	14,768.9	-	-	-	-	14,768.9
Doubtful Loss	74,561.9	-	13,430.8	954.5	-	88,947.2
	497,003.3	2,179.2	13,430.8	954.5	-	513,567.8

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

December 31, 2001

	Loans and accrued interest income	Loans to financial institution and accrued interest income	Investments	Property foreclosed	Other assets	Total
Normal	332,448.9	2,787.5	-	-	-	335,236.4
Special Mention	18,521.3	-	-	-	-	18,521.3
Substandard	25,960.7	-	-	-	-	25,960.7
Doubtful	21,887.3	-	-	-	-	21,887.3
Doubtful Loss	59,698.4	-	10,692.6	1,014.9	39.7	71,445.6
	458,516.6	2,787.5	10,692.6	1,014.9	39.7	473,051.3

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

December 31, 2000

	Loans and accrued interest income	Loans to financial institution and accrued interest income	Investments	Property foreclosed	Other assets	Total
Normal	350,230.4	2,179.2	-	-	-	352,409.6
Special Mention	29,339.6	-	-	-	-	29,339.6
Substandard	22,383.0	-	-	-	-	22,383.0
Doubtful	14,661.7	-	-	-	-	14,661.7
Doubtful Loss	72,091.5	-	13,430.8	943.4	-	86,465.7
	488,706.2	2,179.2	13,430.8	943.4	-	505,259.6

As at December 31, 2001, the Bank additionally presented classified assets for allowance for revaluation of investments amounting to Baht 10,692.6 million as doubtful loss in accordance with the Bank of Thailand's regulation and also presented corresponding information as at December 31, 2000 amounting to Baht 13,430.8 million for comparison.

4.8 Properties foreclosed

As at December 31, 2001 and 2000, properties foreclosed consist of the following:

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001

Type of properties foreclosed	Beginning balance	Increasing	Selling	Ending balance
Foreclosure assets				
Immovable assets	9,895	3,999	(1,792)	12,102
Movable assets	2	-	-	2
Total	9,897	3,999	(1,792)	12,104
Others	864	61	(310)	615
Total property foreclosed	10,761	4,060	(2,102)	12,719
Less Allowance for impairment of assets	(955)	(75)	-	(1,030)
Total property foreclosed, net	9,806	3,985	(2,102)	11,689

Baht : Million

Type of properties foreclosed	THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2000			
	Beginning balance	Increasing	Selling	Ending balance
Foreclosure assets				
Immovable assets	9,205	2,238	(1,548)	9,895
Movable assets	2	-	-	2
Total	9,207	2,238	(1,548)	9,897
Others	1,784	-	(920)	864
Total property foreclosed	10,991	2,238	(2,468)	10,761
Less Allowance for impairment of assets	-	(955)	-	(955)
Total property foreclosed, net	10,991	1,283	(2,468)	9,806

Baht: Million

Type of properties foreclosed	THE BANK'S FINANCIAL STATEMENTS December 31, 2001			
	Beginning balance	Increasing	Selling	Ending balance
Foreclosure assets				
Immovable assets	9,759	3,837	(1,791)	11,805
Others	864	61	(310)	615
Total property foreclosed	10,623	3,898	(2,101)	12,420
Less Allowance for impairment of assets	(944)	(71)	-	(1,015)
Total property foreclosed, net	9,679	3,827	(2,101)	11,405

Baht : Million

Type of properties foreclosed	THE BANK'S FINANCIAL STATEMENTS December 31, 2000			
	Beginning balance	Increasing	Selling	Ending balance
Foreclosure assets				
Immovable assets	9,064	2,238	(1,543)	9,759
Others	1,784	-	(920)	864
Total property foreclosed	10,848	2,238	(2,463)	10,623
Less Allowance for impairment of assets	-	(944)	-	(944)
Total property foreclosed, net	10,848	1,294	(2,463)	9,679

4.9 Premises and equipment:

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001

	Cost					Accumulated depreciation					Allowance for	Net
	Beginning balance	Additions	Disposals	Other	Ending balance	Beginning balance	Depre-ciation	Disposals	Other	Ending balance	impairment assets	premises and equipment
Land												
Cost	5,810	-	(27)	(21)	5,762	-	-	-	-	-	(462)	5,300
Appraisal increase (year 2000)	4,720	-	(24)	(75)	4,621	-	-	-	-	-	-	4,621
Premises												
Cost	15,218	74	(18)	(54)	15,220	(4,641)	(732)	3	14	(5,356)	(315)	9,549
Appraisal increase (year 2000)	4,496	-	-	(411)	4,085	(375)	(17)	-	270	(122)	-	3,963
Equipment	10,363	893	(144)	(117)	10,995	(8,437)	(883)	100	47	(9,173)	-	1,822
Others	62	14	-	(63)	13	(3)	-	-	1	(2)	-	11
Total	40,669	981	(213)	(741)	40,696	(13,456)	(1,632)	103	332	(14,653)	(777)	25,266
Depreciation for the year - 2001												1,632
- 2000												1,935

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

December 31, 2001

	Cost					Accumulated depreciation					Allowance for	Net
	Beginning balance	Additions	Disposals	Other	Ending balance	Beginning balance	Depre-ciation	Disposals	Other	Ending balance	impairment assets	premises and equipment
Land												
Cost	4,196	-	(27)	(22)	4,147	-	-	-	-	-	(462)	3,685
Appraisal increase (year 2000)	4,720	-	(24)	(75)	4,621	-	-	-	-	-	-	4,621
Premises												
Cost	9,829	70	(10)	(57)	9,832	(3,181)	(479)	2	16	(3,642)	(315)	5,875
Appraisal increase (year 2000)	4,496	-	-	(411)	4,085	(375)	(17)	-	270	(122)	-	3,963
Equipment	9,732	811	(117)	(98)	10,328	(7,988)	(818)	80	26	(8,700)	-	1,628
Others	57	14	-	(59)	12	-	-	-	-	-	-	12
Total	33,030	895	(178)	(722)	33,025	(11,544)	(1,314)	82	312	(12,464)	(777)	19,784
Depreciation for the year - 2001												1,314
- 2000												1,586

In 2000, the Bank has its land and premises re-appraised by an independent appraiser according to the BOT's guideline, resulting in the unrealized increments per land and premises presented per the new appraisal value of Baht 4,720 million and Baht 4,496 million, respectively and the loss on impairment of assets from the revaluation were Baht 439 million and Baht 310 million, respectively, which were recognized in the statement of income.

4.10 Other Assets

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	December 31, 2001	December 31, 2000	December 31, 2001	December 31, 2000
Interest receivable on investments	1,858	1,957	1,833	1,938
Customer insurance premium and legal deposits with court	932	1,176	932	997
Leasehold improvements - net	822	787	522	468
Others	1,679	1,141	734	417
Total	5,291	5,061	4,021	3,820

4.11 Deposits

4.11.1 Classified by product:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	December 31, 2001	December 31, 2000	December 31, 2001	December 31, 2000
Demand	17,174	14,145	16,872	13,953
Savings	182,414	154,084	180,244	152,754
Fixed				
Less than 6 months	280,994	305,137	278,647	303,715
6 months and up to 1 year	25,890	31,728	25,804	29,579
Over 1 year	86,699	75,604	86,594	75,595
Negotiable certificates of deposit	12,809	17,511	12,829	17,511
Total	605,980	598,209	600,990	593,107

4.11.2 Classified by maturity:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	December 31, 2001	December 31, 2000	December 31, 2001	December 31, 2000
Up to 1 year*	560,735	548,074	555,724	542,952
Over 1 year	45,245	50,135	45,266	50,155
Total	605,980	598,209	600,990	593,107

*Including past-due agreements.

4.11.3 Classified by currency and customer location:

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

	December 31, 2001			December 31, 2000		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	587,855	545	588,400	574,901	846	575,747
USD	8,595	7,373	15,968	5,637	12,514	18,151
Others	464	1,148	1,612	2,198	2,113	4,311
Total	596,914	9,066	605,980	582,736	15,473	598,209

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

	December 31, 2001			December 31, 2000		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	585,370	545	585,915	571,520	835	572,355
USD	6,104	7,372	13,476	5,625	12,584	18,209
Others	451	1,148	1,599	431	2,112	2,543
Total	591,925	9,065	600,990	577,576	15,531	593,107

4.12 Interbank and money market items (Liabilities)

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

	December 31, 2001			December 31, 2000		
	Demand	Time	Total	Demand	Time	Total
Domestic items :						
Bank of Thailand and Financial Institutions Development Fund	-	1,283	1,283	-	1,069	1,069
Commercial banks	357	198	555	201	84	285
Other banks	26	1,140	1,166	29	947	976
Finance companies, finance and securities companies, securities companies and credit foncier companies	1,416	190	1,606	832	273	1,105
Other financial institutions	1,257	1,873	3,130	1,465	3,980	5,445
Total domestic items	3,056	4,684	7,740	2,527	6,353	8,880
Foreign items :						
USD	349	2,413	2,762	1,395	5,927	7,322
YEN	17	-	17	1	-	1
DM	2	-	2	4	-	4
Others	600	295	895	581	913	1,494
Total foreign items	968	2,708	3,676	1,981	6,840	8,821
Total domestic and foreign items	4,024	7,392	11,416	4,508	13,193	17,701

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS					
	December 31, 2001			December 31, 2000		
	Demand	Time	Total	Demand	Time	Total
Domestic items :						
Bank of Thailand and Financial Institutions Development Fund	-	1,283	1,283	-	1,069	1,069
Commercial banks	316	198	514	100	84	184
Other banks	26	1,140	1,166	29	947	976
Finance companies, finance and securities companies, securities companies and credit foncier companies	1,373	190	1,563	779	273	1,052
Other financial institutions	1,257	1,873	3,130	1,465	3,980	5,445
Total domestic items	2,972	4,684	7,656	2,373	6,353	8,726
Foreign items :						
USD	349	2,413	2,762	1,454	5,927	7,381
YEN	17	-	17	1	-	1
DM	2	-	2	4	-	4
Others	663	295	958	583	913	1,496
Total foreign itmes	1,031	2,708	3,739	2,042	6,840	8,882
Total domestic and foreign items	4,003	7,392	11,395	4,415	13,193	17,608

4.13 Securities sold under repurchase agreements

Securities sold under repurchase agreements in the consolidated balance sheets as at December 31, 2001 and 2000 of Baht 10 million is state enterprise securities at the Bank of Thailand repurchase market and of Baht 36 million is Financial Institutions Development Fund and state enterprise debt securities, respectively.

4.14 Long term borrowings

Long term borrowings consist of:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS					
	December 31, 2001			December 31, 2000		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Subordinated convertible bonds	4,730	3,810	8,540	5,068	3,810	8,878
Subordinated notes	9,032	8,314	17,346	8,718	8,373	17,091
Others	30	-	30	31	-	31
Total	13,792	12,124	25,916	13,817	12,183	26,000

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS					
	December 31, 2001			December 31, 2000		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Subordinated convertible bonds	4,730	3,810	8,540	4,750	3,810	8,560
Subordinated notes	8,638	8,314	16,952	8,638	8,373	17,011
Others	30	-	30	31	-	31
Total	13,398	12,124	25,522	13,419	12,183	25,602

On November 29, 1993, the shareholders passed a resolution to issue up to US$ 180.0 million subordinated convertible bonds in the foreign market, such bonds can be redeemed or converted into ordinary shares within 10 years. In January, 1994 the Bank offered US$ 160.0 million or approximately Baht 4,088.0 million of subordinated convertible bonds to foreign investors at an interest rate of 3.25 percent per annum and conversion price equal to Baht 254 at an exchange rate of US$ 1 to Baht 25.55 on the condition that the Bank may convert or redeem the bonds before maturity. The conversion price was adjusted to Baht 223.51 effective from December 9, 1997. As at December 31, 2001 and 2000 the amount of subordinated convertible bonds which have not been converted are Baht 3,809.9 million. The ordinary shares of 20 million shares are reserved as accommodation for the convertible bonds (see Note 4.16.2).

On December 29, 1994 the Bank issued subordinated notes of Yen 5,000 million, repayable in 10 years, with interest rate of 5.6% per annum, payable annually.

On March 15, 1996, the Bank issued subordinated notes of US$ 150 million, repayable in 10 years, with interest rate of 7.5% per annum, payable twice a year.

On October 16, 1998, the Bank issued subordinated convertible bonds for Baht 6,000 million to domestic investors, at an interest rate of the highest rate of the Bank's three-month fixed deposit plus 1.25 percent per annum. Such bonds can be redeemed or converted into ordinary shares within 7 years. The conversion price is Baht 30. The ordinary shares of 200 million shares are reserved as accommodation for the convertible bonds. As at December 31, 2001, convertible bonds which have not yet been converted are Baht 4,729.9 million (December 31, 2000 : Baht 4,749.9 million).

As at December 31, 2001 and 2000, the Bank has issued several subordinated bonds at totaling Baht 8,638.0 million, repayable in the years 2009 - 2010, with fixed interest rates ranging between 3.5% - 6% per annum, payable annually.

4.15 Other Liabilities

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	December 31, 2001	December 31, 2000	December 31, 2001	December 31, 2000
Accrued expenses	2,158	1,662	1,885	1,650
Marginal deposit	330	397	200	256
Withholding tax payable	265	285	237	283
Other	1,219	1,322	324	266
Total	3,972	3,666	2,646	2,455

4.16 Share capital

4.16.1 Preferred shares and its covered warrants

On May 10, 1999, the Bank issued 2,500 million shares of non-cumulative convertible voting preferred shares at Baht 26 each; 1,250 million shares were issued to the Ministry of Finance and another 1,250 million shares were issued together with covered warrants to other investors. One covered warrant has the right to purchase one preferred share from the Ministry of Finance within 3 years at Baht 29.46 each.

After the Bank has available profit after loan loss provision, no accumulated loss and adequate capital fund, the holders of preferred shares have preferential right to receive a non-cumulative dividend of 5.25% of the issued price, or Baht 1.37 per annum per share before the dividend payment to ordinary shares. However, it may have some events incurred causing the Bank to pay dividend less than such rate. In the year that the ordinary shareholders are paid dividends at the rate higher than that paid to the preferred shareholders, the Bank shall pay a dividend to the preferred shareholders equal to the dividend paid to the ordinary shareholders.

The preferred shares are the convertible preferred shares which the preferential right will be terminated on May 9, 2009. At the termination date, the preferred shares must be converted to ordinary shares. However, in the case that the preferred shareholders want to exercise their convertible rights, it can be done at the end of each quarter.

As at December 31, 2001, unissued authorized preferred shares are as follows:

- 116 million preferred shares are reserved to accommodate possible exercise of the warrants that were issued in accordance with the resolution of the extraordinary shareholders' meeting No.1/1997 on November 28, 1997. On June 22, 1999, the Bank issued 115,000,883 warrants, expired within 5 year, at subscription price of Baht 38.70 per share. As at December 31, 2001, 115,942,333 prefered shares (December 31, 2000 : 115,951,865 shares) are reserved and 114,943,216 warrants (December 31, 2000 : 114,952,748 warrants) are outstanding.

- 150 million shares are reserved to accommodate possible exercise of the staff warrants which may be issued in accordance with the resolution of the 177th ordinary shareholders' meeting on April 3, 2000. As at December 31, 2001, the staff warrants have not yet been issued.

- 3,556,887,122 preferred shares (December 31, 2000 : 3,535,637,020 shares) are registered to be offered for sales at private placement but not yet issued and called up.

4.16.2 Ordinary shares

As at December 31, 2001, unissued ordinary shares, which have been approved at the extraordinary meeting No. 1/1999 on March 10, 1999, are as follows:

- 20 million shares are to be accommodated for possible conversion of the subordinated convertible bonds (see note 4.14) that were issued and sold in foreign markets according to the resolution of the extraordinary shareholder's meeting No.3/1993 dated November 29, 1993. As at December 31, 2001 and 2000, 18,905,074 shares are outstanding.

- 200 million shares are to be accommodated for possible conversion of subordinated convertible bonds (see note 4.14) that were issued and sold in domestic markets according to the resolution of the extraordinary shareholders' meeting No.1/1998 dated July 2, 1998. As at December 31, 2001, parts of subordinated convertible bonds were converted to 42,336,975 ordinary shares (December 31, 2000 : 41,670,309 shares) at Baht 30 each and 157,663,025 ordinary shares (December 31, 2000 : 158,329,691 shares) are outstanding.

4.16.3 Capital funds

The Bank and the subsidiaries which are financial institutions are subject to various capital and regulatory requirements administered by the BOT. Under these capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank and the subsidiaries must satisfy specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated in accordance with regulatory accounting practices. The Bank's and the subsidiaries' capital amounts and classification are also subject to qualitative judgements by the BOT and as to components, risk weightings, and other factors. These capital and regulatory requirements are subject to change, as considered necessary by the BOT.

The Bank maintains its capital funds as a proportion of risk assets in accordance with the criteria, methodologies, and conditions prescribed by the Bank of Thailand. As at December 31, 2001 and December 31, 2000, the Bank's total capital funds can be categorized as follows:

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS	
	December 31, 2001	December 31, 2000
Tier 1 Capital		
Issued and paid-up share capital	31,311	31,305
Premium on share capital	55,563	55,549
Legal reserve	695	695
Others	23,081	23,081
Net loss after appropriations	(62,467)	(62,467)
Total Tier 1 capital	48,183	48,163
Tier 2 Capital		
Unrealized increment per assets appraisal	5,216	2,182
Subordinated convertible bonds	4,362	6,086
Subordinated notes	14,582	16,216
Allowance for classified assets of "normal" category and excess allowance	5,879	6,085
Total Tier 2 Capital	30,039	30,569
Less Investment in other financial institutions' Tier 2 Capital	(299)	(355)
Total Capital Funds	77,923	78,377
Total Capital / Total Risk Assets	16.6%	16.1%
Total Tier 1 Capital / Total Risk Assets	10.3%	9.9%
Total Tier 2 Capital / Total Risk Assets	6.3%	6.2%

4.17 Legal reserve

Under the Public Companies Act, the Bank and its subsidiaries which are public companies are required to set aside as legal reserve at least 5% of its net income net of accumulated deficit brought forward (if any) until the reserve is not less than 10% of the registered capital.

According to the Civil and Commercial Code, subsidiaries which are public companies must appropriate to a reserve fund of each distribution of dividend at least 5% of the profit arising from the business of the company until the reserve fund reaches 10% of the capital of the company. Such reserve fund is not available for distribution as dividend.

4.18 Other reserves

As at December 31, 2001 and 2000 other reserves amounting to Baht 23,081 million is set without having specific objective.

4.19 Contingencies

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

	December 31, 2001			December 31, 2000		
	Baht	Foreign Currency	Total	Baht	Foreign Currency	Total
Avals to bills	1,064	-	1,064	1,043	8	1,051
Guarantees of loans	358	3,399	3,757	3,006	7,854	10,860
Liability under unmatured import bills	255	3,004	3,259	527	3,847	4,374
Other guarantees	36,159	9,800	45,959	37,114	11,174	48,288
Letters of credit	827	7,986	8,813	647	8,889	9,536
Exchange rate contracts						
Bought	-	51,764	51,764	-	89,245	89,245
Sold	-	130,719	130,719	-	156,512	156,512
Interest rate contracts						
Bought	1,890	13,479	15,369	-	12,676	12,676
Sold	1,890	15,247	17,137	-	13,325	13,325
Amount of unused bank overdraft	59,551	124	59,675	57,736	83	57,819
Other	21	617	638	-	156	156
Total	102,015	236,139	338,154	100,073	303,769	403,842

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

	December 31, 2001			December 31, 2000		
	Baht	Foreign Currency	Total	Baht	Foreign Currency	Total
Avals to bills	1,064	-	1,064	1,043	8	1,051
Guarantees of loans	358	3,399	3,757	3,006	7,854	10,860
Liability under unmatured import bills	255	3,004	3,259	527	3,847	4,374
Other guarantees	36,159	9,800	45,959	37,114	11,162	48,276
Letters of credit	827	7,903	8,730	647	8,885	9,532
Exchange rate contracts						
Bought	-	51,764	51,764	-	89,245	89,245
Sold	-	130,719	130,719	-	156,512	156,512

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS					
	December 31, 2001			December 31, 2000		
	Baht	Foreign Currency	Total	Baht	Foreign Currency	Total
Interest rate contracts						
Bought	1,890	13,479	15,369	-	12,676	12,676
Sold	1,890	15,247	17,137	-	13,325	13,325
Amount of unused bank overdraft	59,551	-	59,551	57,736	-	57,736
Other	-	565	565	-	100	100
Total	101,994	235,880	337,874	100,073	303,614	403,687

As at December 31, 2001 and 2000, the Bank has contingencies of Baht 338.2 million and Baht 353.5 million, respectively in connection with finance companies whose operations were closed down permanently by the Ministry of Finance on December 8, 1997.

As at December 31, 2001 and 2000, the Bank has intention to provide financial support to a subsidiary which is a financial institution in Thailand to continue as a going concern for at least 12 months.

On October 12, 2001, the Bank entered into an Asset Transfer Agreement with the Thai Asset Management Corporation ("TAMC"). Under the agreement, the Bank will transfer sub-quality assets including right over the collateral to TAMC at terms and conditions specified in the agreement. The price of transferred loans shall equal the value of the collateral which should not exceed the book value of such loans. The Bank and TAMC reserve the right to request for reappraisal under specified term. Once TAMC and the Bank agree with the price, the Bank will receive a non-negotiable promissory note from TAMC. The note matures in 10 years from issuing date with the interest rate calculated based on the average rate of deposits. The note is avaled by Financial Institution Development Fund (see Notes 4.1.2, 4.4.1 and 4.5.7).

The Bank and TAMC agreed to recognize any profits and losses from the management of the sub-quality assets at the end of the fifth and the tenth year starting from July 1, 2001. The profits and losses shall be calculated based on all accumulated asset recoveries on cash basis up to the date of calculation of such profits and losses less the transfer costs and other operating expenses incurred by TAMC including all interest paid by TAMC to the Bank. In addition, pursuant to the TAMC Decree B.E. 2544, in case when the profits are realized, the first portion of the profits, not exceeding 20% of the transferred price of sub-quality assets transferred to TAMC, will be allocated in half between TAMC and the Bank. The second portion of the profits will be given to the Bank. The two portions of the profits combined together shall not exceed the difference between the book value of sub-quality assets and transfer price of sub-quality assets transferred to TAMC. The residual amount of profit portion will be all given to TAMC. The Bank will take the first portion of losses, not exceeding 20% of the transferred price of sub-quality assets transferred to TAMC. The residual amount of the first portion of losses, not exceeding 20% of the transferred price of sub-quality assets transferred to TAMC, will be shared in half between TAMC and the Bank. The residual amount of the loss portions will be absorbed by TAMC.

4.20 Earning (loss) Per Share

Earning per share for the years ended December 31, 2001 and 2000, are calculated as follows:

	Net Income		Weighted Average Number of Common Shares		Earning Per Share	
	2001 Million Baht	2000 Million Baht	2001 Million Shares	2000 Million Shares	2001 Baht	2000 Baht
Basic earning per share						
Net income	405	3,560	811	694	0.50	5.13
Effect of diluted equivalent ordinary shares						
Preferred shares	-	-	2,320	2,436		
Diluted earnings per share (Income available to ordinary shareholders plus assumed conversions of preferred shares and subordinated convertible bonds)	405	3,560	3,131	3,130	0.13	1.14

As the Bank still has accumulated deficit, the participating right of the preferred shares has not been taken into consideration in calculating basic earnings per share for the years ended December 31, 2001 and 2000.

4.21 Related-party transactions

The Bank has business transactions with related parties or persons as indicated below. Interest rate of staff loans under the staff welfare scheme is quoted in accordance with the Bank's regulations.

Interest rate and other pricing for other related parties are quoted at the same rate as in the normal business with the same business condition as general customers.

4.21.1 Loans and commitments to certain officers from the levels of departmental managers upward and the companies in which they or the Bank or the Bank's directors own at least 10% of each Company's paid-up capital are as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	December 31, 2001	**December 31, 2000**	**December 31, 2001**	**December 31, 2000**
Companies with at least 10% ownership				
Loans				
Balance as at December 31,	20,798	22,768	24,759	26,939
Deposits				
Balance as at December 31,	3,159	2,355	3,403	2,678
Commitments				
Balance as at December 31,	5,855	7,782	5,880	7,811
Officers from departmental Managers upward				
Loans				
Balance as at December 31,	113	117	113	117
Deposits				
Balance as at December 31,	181	60	181	60

4.21.2 Investments in subsidiaries and associated companies are described in Note 4.4.3. Investments in related companies in which the Bank is a shareholder and/or management are directors as at December 31, 2001 and 2000, were as follows:

Baht : Million

Company	Type of Business	December 31, 2001 THE CONSOLIDATED FINANCIAL STATEMENTS Paid-up Capital	Percentage of Ownership	Net Investment	THE BANK'S FINANCIAL STATEMENTS Paid-up Capital	Percentage of Ownership	Net Investment
Finance & Insurance							
The Dheves Insurance PCL	Insurance	120	15.8	177	120	15.8	177
Dhanamit Factoring Co., Ltd.	Finance	40	10.0	4	40	10.0	4
SCB Holding Co., Ltd.	Finance	30	15.0	5	30	15.0	5
Services							
Fuel Pipeline Transportation Co., Ltd.	Services	1,592	16.7	-	1,592	16.7	-
Siam Cosmos Service Co., Ltd.	Consultant	6	10.0	1	6	10.0	1
BNH Medical Centre Co., Ltd.	Hospital	744	11.9	16	744	11.9	16
Angthong Sugar Terminal Co., Ltd.	Warehousing	50	10.0	5	50	10.0	5
Donmuang International Airport Hotel Co., Ltd.	Services	120	17.0	86	120	17.0	86
Narathiwat Thani Co., Ltd.	Services	180	10.0	2	180	10.0	2
Pattanadhorn Co., Ltd.	Services	48	10.0	3	48	10.0	3
Siam Technology Service Co., Ltd.	Consultant	30	10.0	-	30	10.0	-
The Siam Administrative Management Co., Ltd.	Services	30	10.7	6	30	10.7	6
Thai International Rent a Car Co., Ltd.	Services	75	16.9	7	75	16.9	7
Asian Marine Services PCL	Services	170	10.0	7	170	10.0	7
Supapirom Co., Ltd.	Food Fair	37	70.6	-	37	70.6	-
Real Estate							
Nantawan Co., Ltd.	Construction	10	12.5	77	10	12.5	77
TSS Real Estate Co., Ltd.	Real Estate	503	40.0	-	503	40.0	-

Baht : Million

Company	Type of Business	December 31, 2001 THE CONSOLIDATED FINANCIAL STATEMENTS Paid-up Capital	Percentage of Ownership	Net Investment	THE BANK'S FINANCIAL STATEMENTS Paid-up Capital	Percentage of Ownership	Net Investment
Others							
Singburi Sugar Co., Ltd.	Industry	75	19.0	-	75	19.0	-
Sonoco Asia Corporation (Thailand) Ltd.	Industry	185	15.0	24	185	15.0	24
Alcan Nikkei Thai Co., Ltd.	Industry	100	12.4	9	100	12.4	9
Sino-Thai Resources Development PCL	Mining	130	10.0	-	130	10.0	-
Fortis Co., Ltd.	Commerce	40	10.0	4	40	10.0	4
Navuti Co., Ltd.	Agriculture	60	10.0	-	60	10.0	-
Siam Commercial Development Co., Ltd.	Commerce	15	10.0	-	15	10.0	-
Sea Minerals Co., Ltd.	Industry	72	10.0	1	72	10.0	1
Siam Press Management Co., Ltd.	Industry	60	10.0	6	60	10.0	6
Suthakarn Co., Ltd.	Commerce	-	10.0	-	-	10.0	-
Thai U.S. Leather Co., Ltd.	Industry	194	10.0	-	194	10.0	-
Siam Cement Myanmar Trading Ltd. (Myanmar)	Industry	KYAT 1	10.0	1	KYAT 1	10.0	1
Related Companies (Shareholding through debt restructure process)							
ITV PCL	Entertainment	4,250	18.5	361	4,250	18.5	361
Nawarat Pattanakarn PCL	Real Estate	1,813	35.8	156	1,813	35.8	156
Puen Pob Paet Co., Ltd.	Medical	1	11.3	-	1	11.3	-
CBNP (Thailand) Ltd.	Other	-	20.8	-	-	20.8	-
Siam General Factoring PCL	Finance	683	12.7	13	683	12.7	13
Bangkok Crystal Co., Ltd.	Industry	500	75.1	-	500	75.1	-
SG Land Co., Ltd.	Real Estate	6	12.0	-	6	12.0	-
Wongpaitoon PCL	Industry	6	14.1	276	6	14.1	276
Sri U Thong Co., Ltd.	Real Estate	1,092	42.3	-	1,092	42.3	-
				1,247			1,247

KYAT = KYAT Currency

Baht : Million

Company	Type of Business	December 31, 2000 THE CONSOLIDATED FINANCIAL STATEMENTS Paid-up Capital	Percentage of Ownership	Net Investment	THE BANK'S FINANCIAL STATEMENTS Paid-up Capital	Percentage of Ownership	Net Investment
Finance & Insurance							
The Dheves Insurance PCL	Insurance	120	15.8	144	120	15.8	144
Dhanamit Factoring Co., Ltd.	Finance	20	10.0	2	20	10.0	2
Services							
Mining & General Management Co., Ltd.	Services	1	19.9	-	1	19.9	-
Fuel Pipeline Transportation Co., Ltd.	Services	1,592	16.7	-	1,592	16.7	-
Siam Cosmos Service Co., Ltd.	Consultant	6	15.0	2	6	15.0	2
Bangkok Intercontinental Hotel Co., Ltd.	Hotel & Shopping Center	174	13.5	82	174	13.5	82
BNH Medical Centre Co., Ltd.	Hospital	744	11.9	16	744	11.9	16
Thai Public Port Co., Ltd.	Warehousing	1,250	10.3	-	1,250	10.3	-
Angthong Sugar Terminal Co., Ltd.	Warehousing	50	10.0	5	50	10.0	5
Donmuang International Airport Hotel Co., Ltd.	Services	120	17.0	86	120	17.0	86
Narathiwat Thani Co., Ltd.	Services	180	10.0	4	180	10.0	4
Pattanadhorn Co., Ltd.	Services	48	10.0	5	48	10.0	5
Siam Technology Service Co., Ltd.	Consultant	30	10.0	-	30	10.0	-
Uni-Media Co., Ltd.	Consultant	167	10.0	9	167	10.0	9
Supapirom Co., Ltd.	Food Fair	37	70.6	-	37	70.6	-
Real Estate							
Mahachai Land Development Co., Ltd.	Real Estate	400	13.3	9	400	13.3	9
Nantawan Co., Ltd.	Construction	10	12.5	77	10	12.5	77
TSS Real Estate Co., Ltd.	Real Estate	503	40.0	-	503	40.0	-
Others							
Singburi Sugar Co., Ltd.	Industry	75	19.0	-	75	19.0	-
Cargrill Siam Co., Ltd.	Industry	48	17.7	100	48	17.7	100
Kibun Bangkok Co., Ltd.	Industry	5	16.0	1	5	16.0	1
Thai Industrial Gases PCL	Energy	1,037	11.4	151	1,037	11.4	151
Sino-Thai Resources Development PCL	Mining	130	10.0	-	130	10.0	-

Baht : Million

Company	Type of Business	December 31, 2000 THE CONSOLIDATED FINANCIAL STATEMENTS Paid-up Capital	Percentage of Ownership	Net Investment	THE BANK'S FINANCIAL STATEMENTS Paid-up Capital	Percentage of Ownership	Net Investment
Others (Continued)							
Fortis Co., Ltd.	Commerce	40	10.0	4	40	10.0	4
Navuti Co., Ltd.	Agriculture	60	10.0	-	60	10.0	-
Siam Commercial Development Co., Ltd.	Commerce	15	10.0	-	15	10.0	-
Sea Minerals Co., Ltd.	Industry	72	10.0	1	72	10.0	1
Siam Press Management Co., Ltd.	Industry	60	10.0	6	60	10.0	6
Suthakarn Co., Ltd.	Commerce	-	10.0	-	-	10.0	-
Thai U.S. Leather Co., Ltd.	Industry	194	10.0	-	194	10.0	-
Siam Cement Myanmar Trading Ltd. (Myanmar)	Industry	[KYAT]1	10.0	1	[KYAT]1	10.0	1
Siam Parafin Co., Ltd.	Industry	340	10.0	18	340	10.0	18
Siam Media and Communication Co., Ltd.	Communication	700	33.3	-	700	33.3	-
Thai Baroda Industries Co., Ltd.	Vehicles & Parts	905	31.0	-	905	31.0	-
Related Companies (Shareholding through debt restructure process)							
ITV PCL	Entertainment	4,250	55.1	2,054	4,250	55.1	2,054
Nawarat Pattanakarn PCL	Real Estate	1,813	42.6	8	1,813	42.6	8
Puen Pob Paet Co., Ltd.	Medical	1	11.3	-	1	11.3	-
Siam General Factoring PCL	Finance	683	10.0	69	683	10.0	69
				2,854			2,854

[KYAT] = KYAT Currency

4.21.3 Related transactions between the Bank and subsidiaries, associates, and related companies, which were made on the same pricing policy as for regular customers.

Outstanding loans and deposits as at December 31, 2001, are as follows:

Baht : Million

	December 31, 2001			
	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	Loans	Deposits	Loans	Deposits
Subsidiary Companies				
Finance & Insurance				
Chatuchak Asset Management Co., Ltd.	-	-	-	6
Cambodian Commercial Bank Ltd. (Cambodia)	-	-	-	14
SCB Securities Co., Ltd.	-	-	-	73
The Book Club Finance PCL	-	-	55	-
The Samaggi Insurance PCL	-	-	-	32
Services				
SCB Business Services Co., Ltd.	-	-	-	24
SCB Training Centre Co., Ltd.	-	-	99	1
SCB Advisory Services Co., Ltd.	-	8	-	8
Siam Appraisal and Service Co., Ltd.	-	-	-	8
Siam Pitiwat Co., Ltd.	-	-	3	2
SCB Research Institute Co., Ltd.	-	-	-	8
Sub Sri Thai Warehouse PCL	-	-	-	6
Supapirom Co., Ltd.	-	1	-	1
Real Estate				
SCB Resolution Corporation Co., Ltd.	-	-	39	25
Mahisorn Co., Ltd.	-	-	3,765	28
Others				
Astrakhan Investment Ltd. (Hong Kong)	-	-	-	17
Associated Companies				
Finance & Insurance				
The Siam Industrial Credit PCL	-	54	-	54
Siam Commercial New York Life Insurance PCL	-	69	-	69
The SCB Leasing Co., Ltd.	460	6	460	6
SCB Asset Management Co., Ltd.	-	1	-	1
The Vina Siam Bank (Vietnam)	-	2	-	2
Siam Panich Leasing PCL	391	60	391	60
Service				
Siam Niti Law Office Co., Ltd.	-	13	-	13

Baht : Million

	December 31, 2001			
	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	Loans	Deposits	Loans	Deposits
Associated Companies (Continued)				
Real Estate				
Christiani & Nielsen (Thai) PCL	99	51	99	51
TSS Real Estate Co., Ltd.	300	-	300	-
Others				
The Siam Sanwa International Co., Ltd.	17	4	17	4
Siam Media and Communication Co., Ltd.	85	4	85	4
Thai Baroda Industries Co., Ltd.	943	4	943	4
Thai Hoya Lens Co., Ltd.	-	39	-	39
SCB Biotech Co., Ltd.	-	17	-	17
Related Companies (10% to 20% Ownership)				
Finance & Insurance	211	98	211	98
Service	2,348	165	2,348	165
Real Estate	771	27	771	27
Others	3,167	59	3,167	59
Related Company (Shareholding through debt restructure process)				
ITV PCL	877	28	877	28
Nawarat Pattanakarn PCL	190	106	190	106
Siam General Factoring PCL	187	12	187	12
CBNP Co., Ltd.	309	-	309	-
Bangkok Crystal Co., Ltd.	342	-	342	-
Sri U Thong Co., Ltd	65	23	65	23
Major - shareholder (10% - 20% Ownership)				
The Crown Property Bureau	-	2,063	-	2,063
Subsidiaries and associated companies of major - shareholder which were not included in the above lists				
Subsidiary Companies	988	157	988	157
Associated Companies				
Siam Sindhorn Co., Ltd.	6,780	4	6,780	4
Others	2,268	84	2,268	84
	20,798	3,159	24,759	3,403

Outstanding loans and deposits as at December 31, 2000, were as follows:

Baht : Million

	December 31, 2000			
	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	Loans	Deposits	Loans	Deposits
Subsidiary Companies				
Finance & Insurance				
Chatuchak Asset Management Co., Ltd.	-	-	-	6
Cambodian Commercial Bank Ltd. (Cambodia)	-	-	-	61
SCB Book Club Securities Co., Ltd.	-	-	-	44
SCB Securities Co., Ltd.	-	-	-	29
The Book Club Finance PCL	-	-	53	1
The Samaggi Insurance PCL	-	-	-	33
Services				
SCB Advisory Services Co., Ltd.	-	-	-	2
SCB Training Centre Co., Ltd.	-	-	106	1
Siam Information and Processing Co., Ltd.	-	-	-	28
Siam Integrated Service Co., Ltd.	-	-	-	4
Siam Appraisal and Service Co., Ltd.	-	-	-	3
Siam Pitiwat Co., Ltd.	-	-	-	3
SCB Research Institute Co., Ltd.	-	-	-	2
Sub Sri Thai Warehouse PCL	-	-	-	5
Supapirom Co., Ltd.	-	1	-	1
Real Estate				
SCB Resolution Corporation Co., Ltd.	-	-	117	7
Mahisorn Co., Ltd.	-	-	3,895	23
Thai International Property Development Co., Ltd.	-	-	-	1
Others				
Astrakhan Investment Ltd. (Hong Kong)	-	-	-	70
Associated Companies				
Finance & Insurance				
The Siam Industrial Credit PCL	-	37	-	37
Siam Samaggi Leasing Co., Ltd.	164	2	164	2
SCB Holding Co., Ltd.	-	8	-	8
Siam Commercial New York Life Insurance PCL	-	95	-	95
The Siam Sanwa Leasing Co., Ltd.	127	1	127	1
SCB Asset Management Co., Ltd.	-	1	-	1
The Vina Siam Bank (Vietnam)	-	45	-	45
Siam Panich Leasing PCL	1,448	23	1,448	23

Baht : Million

	December 31, 2000			
	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	Loans	Deposits	Loans	Deposits
Associated Companies (Continued)				
Service				
Siam Niti Law Office Co., Ltd.	-	16	-	16
Thai International Rent a Car Co., Ltd.	122	1	122	1
Asian Marine Services PCL	487	-	487	-
Thai Container System Co., Ltd.	-	11	-	11
Siam Children Care Co., Ltd.	2	-	2	-
Siam Health Care Co., Ltd.	3	-	3	-
Food Fair Ratcharyothin Co., Ltd.	-	1	-	1
Real Estate				
Christiani & Nielsen (Thai) PCL	71	1	71	1
TSS Real Estate Co., Ltd.	300	-	300	-
Others				
The Siam Sanwa International Co., Ltd.	30	3	30	3
Siam Media and Communication Co., Ltd.	1,404	9	1,404	9
Thai Baroda Industries Co., Ltd.	899	5	899	5
Sonoco Asian Corporation (Thailand) Ltd.	-	3	-	3
Alcan Nikkei Thai Co., Ltd.	-	2	-	2
Thai Fuji Xerox Co., Ltd.	-	64	-	64
Thai Hoya Lens Co., Ltd.	-	38	-	38
Saturn Inc.	-	27	-	27
SCB Biotech Co., Ltd.	-	1	-	1
Related Companies (10% to 20% Ownership)				
Finance & Insurance	19	142	19	142
Service	3,760	137	3,760	137
Real Estate	603	51	603	51
Other	2,373	316	2,373	316
Related Companies (Shareholding through debt restructure process)				
ITV PCL	493	53	493	53
Nawarat Pattanakarn PCL	251	40	251	40
Siam General Factoring PCL	35	26	35	26
Major - shareholder (10% - 20% Ownership)				
The Crown Property Bureau	-	894	-	894
Subsidiaries and associated companies of major - shareholder which were not included in the above lists				
Subsidiary Companies	1,609	73	1,609	73
Associated Companies				
Siam Sindhorn Co., Ltd.	6,046	1	6,046	1
Others	2,522	227	2,522	227
	22,768	2,355	26,939	2,678

Income and expenses between the Bank and subsidiaries, associated companies and related companies for the year ended December 31, 2001 and 2000, were as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS			
	December 31, 2001		December 31, 2000	
	Interest Income	Other Income	Interest Income	Other Income
Income				
Associated Companies	211	161	375	211
Major-shareholder	-	-	-	10
	Interest Expenses	Other Expenses	Interest Expenses	Other Expenses
Expenses				
Associated Companies	11	65	29	95
Major-shareholder	2	8	2	2

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS			
	December 31, 2001		December 31, 2000	
	Interest Income	Other Income	Interest Income	Other Income
Income				
Subsidiary Companies	249	35	152	35
Associated Companies	250	140	371	193
Major-shareholder	-	-	-	10
	Interest Expenses	Other Expenses	Interest Expenses	Other Expenses
Expenses				
Subsidiary Companies	5	321	8	451
Associated Companies	11	57	27	60
Major-shareholder	2	8	2	2

For the year ended 2000, the Bank bought assets from related parties at market prices, which were appraised by independent appraisers, amounting to Baht 1,436.0 million.

In 2000, Chatuchak Asset Management Co., Ltd. bought receivables from Book Club Finance PCL as described in Note 4.5.5.

Outstanding of contingencies as at December 31, 2001 and 2000, were as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS Contingencies		THE BANK'S FINANCIAL STATEMENTS Contingencies	
	December 31, 2001	December 31, 2000	December 31, 2001	December 31, 2000
Subsidiary Companies	24	30	24	30
Associated Companies	2,619	3,730	2,619	3,730
Major - shareholder	1	-	1	-

Since May 10, 1999, the Ministry of Finance has become the major shareholder of the Bank holding 38.8% of paid-up capital according to the August 14, 1999 - financial institution's capital support program. Other shareholders have right to purchase the shares from the Ministry of Finance as described in Note 4.16. The Bank spent Baht 32,500 million that were received from the Ministry of Finance following the capital increment to invest in government bonds and recorded as held-to-maturity investments. Other transactions, if any, between the Bank and the Ministry of Finance and any other government agencies arose from normal banking activities which did not relate to the shareholding.

4.22 Directors and executive benefit

The Bank has not paid others benefits to directors and executives except for the benefits that were normally paid such as directors fee, executive salary, special monthly allowance and cost of living allowance for executives.

4.23 Income tax

For the years ended December 31, 2001 and 2000 the Bank's financial statements presented net income but no income tax expenses as the Bank has losses carried forward being taxable expenses.

4.24 Long - term leases as at December 31:

Baht : Million

		THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
Type of Lease	Period	2001	2000	2001	2000
Land and/or Premises	1 January 02 - 31 December 02	207	86	198	82
	1 January 03 - 31 December 07	442	246	421	225
	1 January 08 - 31 December 27	455	386	364	295
Equipment	1 January 02 - 31 December 02	112	162	111	162
	1 January 03 - 31 December 07	28	41	28	40

4.25 Restriction on dividend payment

According to the Public Company Act, the Bank is not allowed to pay any dividends in case the Bank has deficit.

4.26 Prior year adjustment

The retained earnings (deficit) brought forward of the year 2000 presented in the Bank's financial statements were retrospective adjusted which reflected the change in the accounting policy of investment in subsidiaries and associated companies to the equity method of Baht 4,323 million (see Note 2.4.1).

4.27 Events occurring after the balance sheet date

4.27.1 The preferred shares of 4,697,700 shares have been converted 4,697,700 ordinary shares. The Bank registered the increase in share capital with the Ministry of Commerce on January 11, 2001.

4.27.2 On January 31, 2002, the Bank transferred a portion of sub-quality assets with a book value of Baht 761.2 million (net of allowance for doubtful account Baht 321.7 million) to TAMC according to the Assets Transfer Agreement. The Bank has not received the promissory note for transferring such assets because it was in the process of reviewing and considering the information by TAMC.

4.28 The significant financial position and the results from operations by domestic and foreign operations

4.28.1 The financial position classified by business type as at December 31, 2001 and 2000:

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

	December 31, 2001			December 31, 2000		
	Domestic operations	Foreign operations	Total	Domestic operations	Foreign operations	Total
Total assets	693,425	29,656	723,081	681,188	38,775	719,963
Interbank and money market items (Assets)	73,294	4,174	77,468	53,749	5,355	59,104
Investment-net	107,342	13,150	120,492	108,023	9,652	117,675
Loans	456,172	3,773	459,945	480,356	10,856	491,212
Deposits	596,624	9,356	605,980	583,240	14,969	598,209
Interbank and money market items (Liabilities)	8,091	3,325	11,416	10,771	6,930	17,701
Borrowings	13,792	12,124	25,916	13,817	12,183	26,000
Contingencies	275,975	62,179	338,154	302,836	101,006	403,842

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

	December 31, 2001			December 31, 2000		
	Domestic operations	Foreign operations	Total	Domestic operations	Foreign operations	Total
Total assets	689,208	26,182	715,390	676,167	36,031	712,198
Interbank and money market items (Assets)	72,225	1,785	74,010	53,262	4,043	57,305
Investment-net	111,900	12,907	124,807	112,778	9,393	122,171
Loans	453,179	3,088	456,267	475,914	9,937	485,851
Deposits	594,243	6,747	600,990	579,935	13,172	593,107
Interbank and money market items (Liabilities)	8,118	3,277	11,395	10,779	6,829	17,608
Borrowings	13,398	12,124	25,522	13,419	12,183	25,602
Contingencies	275,954	61,920	337,874	302,822	100,865	403,687

4.28.2 The results of operations classified by business type for the years ended December 31, 2001 and 2000:

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

	December 31, 2001				December 31, 2000			
	Domestic operations	Foreign operations	Elimination	Total	Domestic operations	Foreign operations	Elimination	Total
Interest and dvidend income	32,134	3,128	(1,934)	33,328	35,036	4,482	(2,851)	36,667
Interest expenses	16,143	2,734	(1,934)	16,943	20,369	3,923	(2,851)	21,441
Net interest income	15,991	394	-	16,385	14,667	559	-	15,226
Non-interest income	7,789	427	(4)	8,212	11,472	531	(25)	11,978
Non-interest expenses	23,249	754	(4)	23,999	22,290	1,199	(25)	23,464
Income (loss) before income tax	531	67	-	598	3,849	(109)	-	3,740

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

	December 31, 2001				December 31, 2000			
	Domestic operations	Foreign operations	Elimination	Total	Domestic operations	Foreign operations	Elimination	Total
Interest and dividend income	31,784	3,023	(1,932)	32,875	34,617	4,389	(2,848)	36,158
Interest expenses	16,021	2,708	(1,932)	16,797	20,108	3,905	(2,848)	21,165
Net interest income	15,763	315	-	16,078	14,509	484	-	14,993
Non-interest income	6,275	341	(4)	6,612	8,572	481	(25)	9,028
Non-interest expenses	21,821	468	(4)	22,285	19,363	1,123	(25)	20,461
Income (loss) before income tax	217	188	-	405	3,718	(158)	-	3,560

4.29 Disclosure of financial instruments

4.29.1 Credit Risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Bank and subsidiaries. The Bank and subsidiaries have adopted the policy of only dealing with creditworthy counterparty and obtaining sufficient collateral or other security where appropriate, as a mean to mitigating the risk of financial losses from defaults.

In case of recognized financial assets, the carrying amount of the assets recorded in the consolidated balance sheet, net of any applicable provision for loss, represents the Bank's maximum exposure to credit risk.

The Bank has credit risk in case counterparties do not adhere to the terms of the financial contract. Such exposure represents the contract value.

Credit risk also arises from the possibility that the counterparty to a derivative financial instrument will not adhere to the terms of the contract with the Bank when settlement becomes due.

Concentrations of credit risk are limited due to the large number and diversifications of domestic customers.

4.29.2 Interest Rate Risk

Interest rate risk arises from the change in interest rates which will effect the net interest earnings in the current reporting period, and in future. Interest rate risk arises from the structure and characteristics of the Bank's assets, liabilities and equity.

The Bank uses various derivative transactions to manage its own asset and liability positions in order to manage interest rate exposure. The use of derivative transactions is in accordance with the policies and guidelines from the Board of Directors and is under the control of the committee of assets and liabilities management.

Significant financial assets and liabilities can be reprised as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS				
	December 31, 2001				
	Reprice On Demand	Reprice Within 1 year	Reprice Over 1 year	No Interest	Total
Securities purchased under resale agreements	-	28,480	-	-	28,480
Investments in securities	452	19,661	85,856	14,523	120,492
Loans (included interbank and money market item)	241,023	232,683	58,860	4,847	537,413
Deposits (included interbank and money market item)	184,309	383,848	30,340	18,899	617,396
Securities sold under repurchase agreements	-	10	-	-	10
Borrowings	-	4,730	21,156	30	25,916

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS				
	December 31, 2000				
	Reprice On Demand	Reprice Within 1 year	Reprice Over 1 year	No Interest	Total
Securities purchased under resale agreements	-	18,500	-	-	18,500
Investments in securities	5,635	10,165	80,860	21,015	117,675
Loans (included interbank and money market item)	271,820	164,295	102,096	12,105	550,316
Deposits (included interbank and money market item)	154,853	391,178	53,527	16,352	615,910
Securities sold under repurchase agreements	-	36	-	-	36
Borrowings	-	4,750	21,219	31	26,000

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS December 31, 2001				
	Reprice On Demand	Reprice Within 1 year	Reprice Over 1 year	No Interest	Total
Securities purchased under resale agreements	-	28,480	-	-	28,480
Investments in securities	-	19,227	84,740	20,840	124,807
Loans (included interbank and money market item)	238,873	229,844	57,309	4,251	530,277
Deposits (included interbank and money market item)	181,954	381,269	30,361	18,801	612,385
Securities sold under repurchase agreements	-	-	-	-	-
Borrowings	-	4,730	20,762	30	25,522

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS December 31, 2000				
	Reprice On Demand	Reprice Within 1 year	Reprice Over 1 year	No Interest	Total
Securities purchased under resale agreements	-	18,480	-	-	18,480
Investments in securities	5,635	7,337	79,355	29,844	122,171
Loans (included interbank and money market item)	271,159	163,971	97,897	10,130	543,157
Deposits (included interbank and money market item)	154,821	386,066	53,527	16,301	610,715
Borrowings	-	4,750	20,821	31	25,602

Effective interest rate of financial instruments which are repriced within 1 year is not significantly differed from market rate. Effective interest rate of financial instruments which are repriced over 1 year is not significantly differed from the average interest rate of this financial year.

4.29.3 Interest earning and interest bearing financial instruments

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2001		
	Average	Interest	Average Rate %
Financial instruments			
Interbank and money market item (Assets)	80,366	2,596	3.2
Securities purchased under resale agreements	21,341	494	2.3
Investment in securities	121,352	5,437	4.5
Loans	447,941	24,801	5.5
Deposits and interbank and money market item (Liabilities)	623,141	15,503	2.5
Securities sold under repurchase agreements	280	1	0.2
Borrowings	26,096	1,439	5.5

Baht : Million

Financial instruments	THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2000		
	Average	Interest	Average Rate %
Interbank and money market item (Assets)	53,413	2,584	4.8
Securities purchased under resale agreements	21,237	486	2.3
Investment in securities	109,350	5,679	5.2
Loans	461,730	27,918	6.1
Deposits and interbank and money market item (Liabilities)	605,126	20,040	3.3
Securities sold under repurchase agreements	90	-	-
Borrowings	24,699	1,402	5.7

Baht : Million

Financial instruments	THE BANK'S FINANCIAL STATEMENTS December 31, 2001		
	Average	Interest	Average Rate %
Interbank and money market item (Assets)	78,289	2,594	3.3
Securities purchased under resale agreements	21,677	494	2.3
Investment in securities	126,999	5,246	4.1
Loans	447,510	24,540	5.5
Deposits and interbank and money market item (Liabilities)	621,810	15,393	2.5
Securities sold under repurchase agreements	83	1	0.7
Borrowings	25,700	1,403	5.5

Baht : Million

Financial instruments	THE BANK'S FINANCIAL STATEMENTS December 31, 2000		
	Average	Interest	Average Rate %
Interbank and money market item (Assets)	55,804	2,645	4.7
Securities purchased under resale agreements	23,818	486	2.0
Investment in securities	112,350	5,501	4.9
Loans	462,109	27,526	6.0
Deposits and interbank and money market item (Liabilities)	604,708	19,856	3.3
Borrowings	22,883	1,308	5.7

4.29.4 Fair value of financial instruments

Normally, fair value of financial instruments is their quoted market price. However, for many financial instruments, quoted market prices are not available. Fair values are based on estimate using present value or other valuation techniques. These techniques are significantly affected by the assumptions including discount rate and estimated cash flow. Hence, estimated fair value from different techniques may significantly differ from each other.

A summary of book value and fair value of financial instruments are as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS			
	December 31, 2001		December 31, 2000	
	Book Value	**Fair Value**	**Book Value**	**Fair Value**
Financial Assets				
Cash and interbank and money market item	88,794.3	88,792.9	68,621.0	68,599.9
Securities purchased under resale agreements	28,480.0	28,480.0	18,500.0	18,500.0
Investment in securities	120,492.0	122,105.7	117,675.3	116,118.5
Loans and accrued interest receivables	436,411.2	444,652.5	468,709.9	470,861.4
Financial Liabilities				
Deposits and inter bank and money market items	617,395.9	617,794.5	615,910.2	616,600.8
Liabilities payable on demand	3,585.6	3,585.6	1,982.2	1,982.2
Securities sold under repurchase agreements	10.0	10.0	36.0	36.0
Borrowings	25,915.9	25,816.4	26,000.3	25,579.6
Interest payable on deposits	3,738.6	3,738.6	4,497.8	4,497.8

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS			
	December 31, 2001		December 31, 2000	
	Book Value	**Fair Value**	**Book Value**	**Fair Value**
Financial Assets				
Cash and interbank and money market item	85,255.7	85,255.7	66,287.0	66,287.0
Securities purchased under resale agreements	28,480.0	28,480.0	18,480.0	18,480.0
Investment in securities	124,807.0	126,417.0	122,171.0	126,206.2
Loans and accrued interest receivables	434,981.7	443,223.0	465,897.8	468,482.0
Financial Liabilities				
Deposits and inter bank and money market items	612,384.9	612,782.0	610,715.2	611,403.1
Liabilities payable on demand	3,584.0	3,584.0	1,981.4	1,981.4
Borrowings	25,521.9	25,317.0	25,602.5	25,211.7
Interest payable on deposits	3,729.0	3,729.0	4,466.8	4,466.8

Off-Balance sheet items

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS			
	December 31, 2001			
	Notional Amount			Fair Value
	Less than 1 year	More than 1 year	Total	Asset (Liabilities)
Forward contracts	138,256.1	3,178.7	141,434.8	948.2
Currency swap contracts	10,543.5	30,505.0	41,048.5	50.7
Interest swap contracts	3,108.4	29,397.2	32,505.6	4.0

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS			
	December 31, 2000			
	Notional Amount			Fair Value
	Less than 1 year	More than 1 year	Total	Asset (Liabilities)
Forward contracts	185,228.9	4,309.3	189,538.2	(53.5)
Currency swap contracts	19,531.2	36,687.1	56,218.3	590.4
Interest swap contracts	2,357.3	23,644.4	26,001.7	1.1

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS			
	December 31, 2001			
	Notional Amount			Fair Value
	Less than 1 year	More than 1 year	Total	Asset (Liabilities)
Forward contracts	138,256.1	3,178.7	141,434.8	948.2
Currency swap contracts	10,543.5	30,505.0	41,048.5	50.7
Interest swap contracts	3,108.4	29,397.2	32,505.6	4.0

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS			
	December 31, 2000			
	Notional Amount			Fair Value
	Less than 1 year	More than 1 year	Total	Asset (Liabilities)
Forward contracts	185,228.9	4,309.3	189,538.2	(53.5)
Currency swap contracts	19,531.2	36,687.1	56,218.3	590.4
Interest swap contracts	2,357.3	23,644.4	26,001.7	1.1

The following methods and assumptions were used by the Bank in estimating market values of financial instruments as disclosed herein:

Cash:	The carrying amounts approximate fair value.
Interbank and money market items:	Fair value calculates based on present value of estimated cash flows, using interest rate currently being in money market.
Securities purchased under resale agreements:	The carrying values of securities purchased under resale agreements represent fair value estimates.
Investment in securities:	Fair values for securities are based on estimated market prices as described in Note 3.2.
Loans receivable and accrued interest receivable:	For variable-rate loans that are repriced frequently and have no significant change in credit risk, market values are based on carrying values. Other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality or underlying collateral values, where applicable. The carrying amount of accrued interest receivable approximates fair value.
Liabilities deposit and interbank and money market items:	The fair values disclosed for deposits which are payable on demand by the depositor, are equal to the carrying values of such deposits. Market values for fixed-deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on similar deposits. The carrying amount of interbank and money market items approximates their fair value at the reporting date.
Liabilities payable on demand:	The carrying amount of liabilities payable on demand approximates fair value.
Securities sold under repurchase agreements:	The carrying value of securities sold under repurchase agreements approximates fair value.
Borrowings:	The carrying amounts of short-term borrowings maturing within 90 days approximate their fair values. Fair values of other borrowings are estimated using discounted cash flow analyses based on the Bank's current incremental borrowing rates for similar types of borrowing arrangements.
Interest payable:	The carrying amounts of interest payable approximate their fair values.
Off-balance-sheet instruments:	Fair values for off-balance-sheet instruments are based on the difference between contract rate and spot rate at period end as adjusted with risk premium of the remaining terms of the agreements.

Major Shareholders

As at March 20, 2001

Unit : Shares

No.	Shareholders	Ordinary Shares	Preferred Shares	Total Shares	Percentage of Total Shares
1	The Ministry of Finance	15,214,380	1,199,693,967	1,214,908,347	38.81%
2	Bureau of The Crown Property and Group	146,027,485	211,834,292	357,861,777	11.43%
3	The Sanwa Bank Limited	77,274,345	193,019,800	270,294,145	8.63%
4	Littledown Nominees Limited 5	-	101,407,600	101,407,600	3.24%
5	State Street Bank and Trust Company	28,907,178	41,562,718	70,469,896	2.25%
6	HSBC (Singapore) Nominees Pte Ltd.	15,118,713	50,720,280	65,838,993	2.10%
7	Chase Nominees Limited 1	8,881,590	43,881,000	52,762,590	1.69%
8	Boston Safe Deposit and Trust Company	11,082,850	25,258,200	36,341,050	1.16%
9	Chase Nominees Limited 30	-	30,962,200	30,962,200	0.99%
10	Morgan Stanley & Co International Limited	1,693,331	22,257,410	23,950,741	0.77%
11	Other	438,475,705	467,214,798	905,690,503	28.93%
	Total Issued Share Capital	**742,675,577**	**2,387,812,265**	**3,130,487,842**	**100.00%**
	Thai Shareholders	437,634,745	1,270,302,643	1,707,937,388	54.56%
	Foreign Shareholders	305,040,832	1,117,509,622	1,422,550,454	45.44%

Type and Amount of Issued and Paid-up Share Capital

As at December 31, 2001, The Bank's total issued and paid-up share capital in Financial Statements (before preferred share conversion) was as follows :

- **Total Shares amount 3,131,154,715 Shares, Value per Share 10.00 Baht, Total Value 31,311,547,150 Baht**
- Preferred Shares amount 2,256,165,277 Shares, Value per Share 10.00 Baht, Total Value 22,561,652,770 Baht
- Ordinary Shares amount 874,989,438 Shares, Value per Share 10.00 Baht, Total Value 8,749,894,380 Baht

As at December 28, 2001, 4,697,700 Preferred Shares were converted to 4,697,700 Ordinary Shares. The Bank's total issued and paid-up share capital was as follows :

- **Total Shares amount 3,131,154,715 Shares, Value per Share 10.00 Baht, Total Value 31,311,547,150 Baht**
- Preferred Shares amount 2,251,467,577 Shares, Value per Share 10.00 Baht, Total Value 22,514,675,770 Baht
- Ordinary Shares amount 879,687,138 Shares, Value per Share 10.00 Baht, Total Value 8,796,871,380 Baht

Proposal for Profit Appropriation

The Bank's net profit for the year ended December 31, 2001 totaled Baht 404,657,358. As retained deficit brought forward was Baht 62,467,176,154. Therefore the Bank had retained dificit of Baht 62,062,518,796 to be carried forward to the next accounting period. The Board of Directors propose the omission of dividend payment.

Other Referred Persons

Registrar	Thailand Securities Depository Company Limited
(Ordinary Share)	62 The Stock Exchange of Thailand, 4th 6th and 7th Floor,
	Rutchadapisek Road, Klongtoey, Bangkok 10110
	Tel : 0-2359-1200-1 Fax : 0-2359-1259
Trustee	Citicorp Trustee Company Limited
(ECD)	11 Old Jewery, London EC2R 8DB
	Tel : 001-44-171-500-5651 Fax : 001-44-171-500-5857/2931
Financial Advisor	Bangkok First Investment & Trust Public Company Limited
(Warrant to Purchase	25 Bangkok Insurance Building, 23rd Floor,
Preferred Share)	South Sathorn Road, Thungmahameak, Sathorn, Bangkok 10120
	Tel : 0-2677-4330 Fax : 0-2677-4331
Auditor	Mr. Niti Jungnitnirundr
	Certified Public Accountant (Thailand) Registration No. 3809
	Deloitte Touche Tohmatsu Jaiyos Office
	Rajanakarn Building, 25th Floor,
	183 South Sathorn Road, Yannawa, Sathorn, Bangkok 10120
	Tel : 0-2676-5700 Fax : 0-2676-5757, 0-2676-5758
Legal Advisor	Mr. Kiat Jatninlapant
	The Siam Commercial Bank PCL
	9 Rutchadapisek Road, Ladyao, Jatujak, Bangkok 10900
	Tel : 0-2544-2255, 0-2937-7650
	Siam Niti Law Office Company Limited
	SCB Park Plaza, Tower 1 West, 12th Floor,
	18 Rutchadapisek Road, Ladyao, Jatujak, Bangkok 10900
	Tel : 0-2937-5000 Fax : 0-2937-5001

Directors Resigned in 2001

☐ Mr. Shunsaku Yahata	Resigned since May 14, 2001
☐ Dr. Olarn Chaipravat	Resigned since October 17, 2001
☐ Mr. Banterng Tantivit	Resigned since October 17, 2001

Directors Whose Term Expired in 2002

- ☐ Dr. Chirayu Isarangkun na Ayuthaya
- ☐ Dr. Vichit Suraphongchai
- ☐ M.R. Disnadda Diskul
- ☐ Mr. John William Hancock

Senior Executives Resigned in 2001 and 2002 (as at February 28, 2002)

☐ Dr. Olarn Chaipravat	Advisor to the Management Committee (Resigned since December 1, 2001)
☐ Mr. Amorn Asvanunt	The Bank's Executives Officer on leave to perform managerial duties at various affiliated company. (Early Retired since June 30, 2001)
☐ Mr. Kriang Kiatfuengfoo	Senior Executive Vice President, International Banking and Markets Group (Early Retired since July 1, 2001)
☐ Mr. Sataporn Jinachitra	Senior Executive Vice President, Risk Management and Corporate Service Group (Early Retired since February 16, 2002)

Information on Executive Officers

1. **KHUNYING JADA WATTANASIRITHAM**
   - POSITION • President & Chief Executive Officer and Executive Director
   - EDUCATION • B.A. (Economics), Cambridge University, U.K.
     M.A. (Economics), Cambridge University, U.K.
     M.A. (Economic Development), Williams College, U.S.A.
   - SPECIAL COURSE • Directors Certification Program, Thai Institute of Directors
   - EXPERIENCE • The Siam Commercial Bank PCL
     1992-1999 Senior Executive Vice President
     1999 Director and Senior Executive Vice President

2. **MR. PRACHITR YOSSUNDARA**
   - POSITION • Advisor to the Management Committee.
   - EDUCATION • B. Comm., Birmingham University, U.K.
   - PAST POSITIONS • Director, Assistant to the Governor, Bank of Thailand
     Director, The Siam Cement Public Company Limited
     President and Chief Executive Officer, Siam Commercial Bank Public Company Limited
     Chairman of the Board of Directors and Chairman of the Executive Committee, Siam Commercial Bank Public Company Limited
   - OTHER CURRENT POSITIONS •
     Chairman, The Samaggi Insurance Public Company Limited
     Chairman, Phoenix Pulp & Paper Public Company Limited
     Chairman, Thai Obayashi Corporation Company Limited
     Chairman, Princess Maha Chakri Sirindhorn Foundation

3. **MR. PRAKIT PRADIPASEN**
   - POSITION • Advisor to the Management Committee
   - EDUCATION • B.S.B.A., Silliman University, Dumaguete, Philippines
     M.B.A., Wayne State University, Detroit, Michigan, U.S.A.
   - SPECIAL COURSES • National Defence College, Joint Public-Private Course, Thailand
     Program for Senior Executives, The Sloan School of Management, MIT, U.S.A.
   - PAST POSITIONS • Vice President, Corporate Finance Department, Bangkok First Investment & Trust
     Director and Senior Executive Vice President, The Siam Commercial Bank Public Company Limited
   - OTHER CURRENT POSITIONS •
     Chairman of Executive Board, Sub Sri Thai Warehouse Public Company Limited
     Chairman of the Board, Asian Marine Services Public Company Limited
     Chairman of the Board, Nai Lert Park Hotel Company Limited

4. **MR. CHATCHAVAL BHANALAPH**
   - POSITION • Senior Executive Vice President, Corporate Banking Group
   - EDUCATION • B.B.A. (Commerce), Chulalongkorn University, Thailand
     M.S. (Business), Fort Hays Kansas State College, U.S.A.
   - EXPERIENCE • The Siam Commercial Bank PCL
     1994-1999 First Executive Vice President, Money and Capital Markets Group

5. **MR. KRIANG KIATFUENGFOO** (Early Retired since July 1, 2001)
   - POSITION • Senior Executive Vice President, International Banking and Markets Group
   - EDUCATION • B. Sc. (Economics), University of Wisconsin, U.S.A.
     M.B.A., Michigan State University, U.S.A.
   - EXPERIENCE • The Siam Commercial Bank PCL
     1994-1999 First Executive Vice President, Corporate Group 2

6. **MR. SATAPORN JINACHITRA** (Early Retired since February 16, 2002)
   - POSITION • Senior Executive Vice President, Risk Management and Corporate Service Group
   - EDUCATION • B. Sc. (Economics), University College London, U.K.
     M. Sc. (Econometrics), London School of Economics, U.K.
     National Defense College, Joint Public-Private Course, Thailand
   - EXPERIENCE • The Siam Commercial Bank PCL
     1994-1999 First Executive Vice President, International Banking Group

7. **MR. WIRUTT RUTTANAPORN**
   - POSITION • Senior Executive Vice President, Retail Banking and SME Group
   - EDUCATION • B.B.A., Thammasat University, Thailand
     M.B.A., Michigan State University, U.S.A.
     National Defense College, Joint Public-Private Course, Thailand
   - EXPERIENCE • The Siam Commercial Bank PCL
     1995-1999 First Executive Vice President, Business Development Group

8. **MR. VICHIT YANAMORN**
   - POSITION • Senior Executive Vice President, Information Technology and Processing Service Group
   - EDUCATION • B.Comm. (Statistics) (2nd Class Hons.), Chulalongkorn University, Thailand
     M.S. (Computer Science), The University of Iowa, U.S.A.
   - EXPERIENCE • The Siam Commercial Bank PCL
     1994-1999 First Executive Vice President, Technology Group

9. **MR. DEEPAK SARUP**
   - POSITION • Senior Executive Vice President, Change Program
   - EDUCATION • B.A. (Commerce) (Hons.), Delhi University ; Certified Information Systems Auditor (CISA)
     Diploma in Accounting (with distinction), University of Westminster, U.K.
     Fellow, Institute of Chartered Accountants in England of Wales (FCA)
   - EXPERIENCE • 1994-1998 First Executive Vice President, Radanasin Bank PCL
     1999-2001 Managing Director (Asia Pacific), ALLTEL Information Services INC

10. **MR. W MICHAEL THAN**
    - POSITION • Senior Executive Vice President, Human Resource
    - EDUCATION • B.A. (Economics) (Hons.), Presidency College, Calcutta
      M.B.A. (Behavioural Sciences), Indian Institute of Management, Calcutta
    - EXPERIENCE • 1977-1981 American Express Company
      1981-1991 Bankers Trust Company
      1994-2001 Bangkok Bank Company Limited

11. **MRS. KANNIKA NGAMSOPEE**
    - POSITION • Chief Audit Executive
    - EDUCATION • B.B.A. (Accounting) (2nd Class Hons.), Thammasat University, Thailand
      M.S. (Accounting), Thammasat University, Thailand
      L.L.B. (Laws) Thammasat University, Thailand
      M.M., Sasin Graduate Institute of Business Administration, Chulalongkorn University, Thailand
    - EXPERIENCE • 1998-2000 Chief Financial Officer, Sithe Pacific Development Group

12. **MR. CHARLIE WANNAWASU**
    - POSITION • Executive Vice President, Corporate Division 1
    - EDUCATION • B.S. (Economics), Meisei University, Japan
    - EXPERIENCE • The Siam Commercial Bank PCL
      1992-1994 Senior Vice President, Corporate Department 1

13. **MR. SIRICHAI SOMBUTSIRI**
    - POSITION • Executive Vice President, Corporate Division 2
    - EDUCATION • B.B.A. (Hons.), Thammasat University, Thailand
      M.B.A. (Finance), University of Southern California, U.S.A.
    - EXPERIENCE • 1998-1999 Managing Director, Radanasin Bank PCL
      The Siam Commercial Bank PCL
      2000-2001 Executive Vice President, Treasury & Capital Market Division

14. **MRS. MALEERATNA PLUMCHITCHOM**
    - POSITION • Executive Vice President, International Banking Division
    - EDUCATION • B.B.A. (Accounting) (Hons.), Chulalongkorn University, Thailand
      M.B.A., Michigan State University, U.S.A.
      National Defense College, Thailand
    - EXPERIENCE • The Siam Commercial Bank PCL
      1994-1999 The Bank's Executives Officer on leave to perform managerial duties at various affiliated company. (President, SCB Business Services Company Limited)

15. MR. ADUL CHANDANACHULAKA

POSITION • Executive Vice President, Channel Management Division
EDUCATION • B.B.A., Chulalongkorn University, Thailand
EXPERIENCE • The Siam Commercial Bank PCL
1995-1999 Senior Vice President, Business Development Department 1
1999-2001 Executive Vice President, Asset Management Division

16. MR. PERMPOON KRAIRIKSH

POSITION • Executive Vice President, Consumer Loan Division
EDUCATION • B.A., Boston University, U.S.A.
National Defense College Thailand
EXPERIENCE • The Siam Commercial Bank PCL
1995-1999 Executive Vice President, Corporate Group 3
1999-2001 Executive Vice President, Corporate Division 2

17. MRS. CHANTIMA CHATURAPHAT

POSITION • Executive Vice President, Retail Marketing Division (President & CEO, SCB Business Services Company Limited)
EDUCATION • B. Acc., Chulalongkorn University, Thailand
M.B.A., Central State University, U.S.A.
EXPERIENCE • The Siam Commercial Bank PCL
1995-1999 Senior Vice President, Corporate Department 5
1999-2001 Executive Vice President, Credit Card Division

18. MR. SOMCHAI MITPAIBUL

POSITION • Executive Vice President, SME Loan Division
EDUCATION • B.B.A. (Marketing), Thammasat University, Thailand
M.B.A. (Business Administration), Thammasat University, Thailand
EXPERIENCE • The Siam Commercial Bank PCL
1994-1999 The Bank's Executives Officer on leave to perform managerial duties at various affiliated company. (President, SCB Asset Management Company Limited)

19. MR. CHARAMPORN JOTIKASTHIRA

POSITION • Executive Vice President, Information Technology Division
EDUCATION • B.S. (Electrical Engineering and Computer Science), Massachusetts Institute of Technology, U.S.A.
M.B.A., Harvard Graduate School of Business Administration, U.S.A.
EXPERIENCE • The Siam Commercial Bank PCL
1992-1999 The Bank's Executives Officer on leave to perform managerial duties at various affiliated companies. (1992-1994 President, SCB Asset Management Company Limited 1994-1995 President, Thai Thamrong Finance and Securities Company Limited 1995-1999 President and Chief Executive, SCB Securities Company Limited)
1999-2000 Executive Vice President, Risk Management and Planning Division

20. MR. YOKPORN TANTISAWETRAT

POSITION • Executive Vice President, Risk Management and Planning Division
EDUCATION • B.A. (Economics), Chulalongkorn University, Thailand
M.A. (Economics), Thammasat University, Thailand
EXPERIENCE • The Siam Commercial Bank PCL
1994-1999 Senior Vice President, Capital Market Department

21. MR. VISSUT SETHAPUT

POSITION • Executive Vice President, Corporate Service Division
EDUCATION • B. Eng. (Mining), McGill University, Canada
M. Eng. (Mineral Economics), McGill University, Canada
EXPERIENCE • The Siam Commercial Bank PCL
1996-1999 Executive Vice President, Human Resource and Control Group/ Human Resource and Customer Relations Group

22. MR. NA BHENGBHASANG KRISHNAMRA

POSITION • Executive Vice President, Asset Management Division
EDUCATION • B.S., University of Pennsylvania, U.S.A.
M.S., University of Pennsylvania, U.S.A.
National Defense College, Joint Public-Private Course, Thailand
EXPERIENCE • The Siam Commercial Bank PCL
1994-1999 Executive Vice President, Consumer Banking Group
1999-2001 Executive Vice President, Consumer Loan and Foreign Exchange Division

23. MRS. PRAPAI CHARUCHINDA (Retired since May 2, 2001)

POSITION • Senior Vice President, Internal Audit Department
EDUCATION • B.B.A. (Commerce), Thammasat University, Thailand
B.B.A. (Accounting), Thammasat University, Thailand
EXPERIENCE • The Siam Commercial Bank PCL
1995-Present Senior Vice President, Internal Audit Department

24. MR. YOTHIN PIBULKASETKIJ

POSITION • Senior Vice President, Bank Audit and Compliance Department
EDUCATION • B.B.A., Chulalongkorn University, Thailand
EXPERIENCE • The Siam Commercial Bank PCL
1998-1999 Senior Vice President, Chidlom Office

25. MR. THONGCHAI PINGKARAWAT

POSITION • Senior Vice President, Information System Audit Department
EDUCATION • B.S. (Public Health), Mahidol University, Thailand
M.B.A., Roosevelt University, U.S.A.
M.S. (Computer Science), DePaul University, U.S.A.
EXPERIENCE • The Siam Commercial Bank PCL
1994-Present Senior Vice President, Information Systems Audit Department

26. MR. THONGCHAI NA NAKORN

POSITION • Senior Vice President, Corporate Department 1
EDUCATION • Higher National Diploma in Business Studies, Manchester Polytechnic, U.K.
EXPERIENCE • The Siam Commercial Bank PCL
1996-1999 Senior Vice President, Corporate Department 7
1999-2001 Senior Vice President, Corporate Department 5

27. MR. SILPAJAI KHARUHARATANA

POSITION • Senior Vice President, Corporate Department 2
EDUCATION • B.B.A. (Business Administration), Bangkok University, Thailand
B.A. (Management), Curry College, Milton, Mass., U.S.A.
M.P.A. (Management and Budgeting), Suffolk University, Boston, Mass., U.S.A.
EXPERIENCE • The Siam Commercial Bank PCL
1994-1999 Senior Vice President, Corporate Department 1

28. MR. JUNICHIRO WATANABE

POSITION • Senior Vice President, Corporate Department 3
EDUCATION • LL.B. (Laws), The University of Tokyo, Japan
MCL (Comparative Laws), The George Washington University Law School, U.S.A.
EXPERIENCE • The Sanwa Bank Limited
1998-1999 Deputy General Manager, Structured Finance Department

29. MRS. PASPUN SUWANCHINDA

POSITION • Senior Vice President, Corporate Department 4
EDUCATION • B.A., Kasetsart University, Thailand
M.A. (Economics), Middle Tennessee State University, U.S.A.
EXPERIENCE • The Siam Commercial Bank PCL
1998-1999 Senior Vice President, Corporate Department 4

30. MR. SARUNTHORN CHUTIMA

POSITION • Senior Vice President, Corporate Department 5
EDUCATION • B. Acc. (Accounting), Chulalongkorn University, Thailand
M.B.A., Ohio University, U.S.A.
EXPERIENCE • The Siam Commercial Bank PCL
1994- 2000 The Bank's Executives Officer on leave to perform managerial duties at various affiliated company.
2000-2001 Senior Vice President, Corporate Department 1

31. MR. GRISH ATTAGRISH

POSITION • Senior Vice President, Corporate Department 6
EDUCATION • B.A. (Finance), Chulalongkorn University, Thailand
M.B.A. (Marketing), Chulalongkorn University, Thailand
EXPERIENCE • 1995-1999 Managing Director, SCB Advisory Service Company Limited

32. MR. KENNETH WONG CHEE HOONG

POSITION • Senior Vice President, International Banking Department
EDUCATION • B.B.A., Chaminade University of Honolulu, U.S.A.
M.B.A., Chaminade University of Honolulu, U.S.A.
EXPERIENCE • The Siam Commercial Bank PCL
1999-2000 Vice President, International Banking Department
2000-Present Senior Vice President, International Banking Department

33. MR. SONGSAK WAIRATPANIJ

POSITION • Senior Vice President, International Trade Department
EDUCATION • B. Acc., Chulalongkorn University, Thailand
M.B.A., College of Notre Dame, U.S.A.
EXPERIENCE • The Siam Commercial Bank PCL
1997-1999 Senior Vice President, International Trade Department 2

34. MR. CHAINARONG SOMBATSIRI

POSITION • Senior Vice President, Foreign Exchange and Remittance Department
EDUCATION • B.S. (Statistics), Chulalongkorn University, Thailand
M.A. (Economics), University of Detroit, U.S.A.
EXPERIENCE • The Siam Commercial Bank PCL
1994-1998 Senior Vice President, Corporate Department 2

35. MR. TAK BUNNAG

POSITION • Senior Vice President, Treasury Department
EDUCATION • B.S. (Banking & Finance), Chulalongkorn University, Thailand
M.B.A. (Finance), Golden Gate University, U.S.A.
EXPERIENCE • The Siam Commercial Bank PCL
1994-1999 Vice President and General Manager, Singapore Branch
2000-2001 Senior Vice President and General Manager, London Branch

36. MR. SOMCHAI SANYALAKSIRI

POSITION • Senior Vice President, Capital Market Department
EDUCATION • B.S. (Economics), Kasetsart University, Thailand
M.A. (Economics), The University of Kansas, U.S.A.
EXPERIENCE • The Siam Commercial Bank PCL
1994-1999 Senior Vice President, Treasury Department

37. MR. WIRASAK CHIRASET

POSITION • Senior Vice President, Channel Management Department 1
EDUCATION • B.B.A., Chulalongkorn University, Thailand
M.B.A. (Business Administration), Kasetsart University, Thailand
EXPERIENCE • The Siam Commercial Bank PCL
1995-1999 Senior Vice President, Banking Development Department 3
1999-2001 Senior Vice President, Banking Development Department 1

38. MR. VARIN CHALANUCHPONG

POSITION • Senior Vice President, Channel Management Department 2
EDUCATION • B. Acc., Chulalongkorn University, Thailand
EXPERIENCE • The Siam Commercial Bank PCL
1997-1999 Senior Vice President, Clearing Department
1999-2001 Senior Vice President, Banking Development Department 2

39. MRS. ANCHALIPAN AMORNVIVAT

POSITION • Senior Vice President, Private and Institutional Banking Department
EDUCATION • B.A. (Political Science) (Hons.), Chulalongkorn University, Thailand
M.P.A. (Public Administration), National Institution of Development Administrative, Thailand
M.M., Sasin, Graduate Institute of Business Administration, Chulalongkorn University, Thailand
EXPERIENCE • The Siam Commercial Bank PCL
1992-2001 Senior Vice President, Business Promotion Department

40. MRS. NAMTIP GAJANANDANA

POSITION • Senior Vice President, Branch Operation Support Department
EDUCATION • B.B.A. (Management), Chulalongkorn University, Thailand
M.B.A., North Texas State University, U.S.A.
EXPERIENCE • The Siam Commercial Bank PCL
1996-1999 Vice President, Rutchayothin Office
1999-2001 Vice President, Branch Operations Support Office

41. MS. SAOWAROS SIRIWAN

POSITION • Senior Vice President, Consumer Finance Department 1
EDUCATION • B.A. (Economics) (Hons.), Thammasat University, Thailand
M.S. (Economics), Texas A&M University, U.S.A.
M.B.A. (Business Administration), Thammasat University, Thailand
EXPERIENCE • The Siam Commercial Bank PCL
1998-1999 Senior Vice President, Office of Consumer Finance for Special Purpose

42. MR. MEECHAI KONGSANGCHAI

POSITION • Senior Vice President, Consumer Finance Department 2
EDUCATION • B. Acc. (Accounting), Chulalongkorn University, Thailand
LL.B., Sukhothai Thummathirach University, Thailand
Executive M.B.A., Chulalongkorn University, Thailand
EXPERIENCE • The Siam Commercial Bank PCL
1991-1995 Vice President, Consumer Finance Department

43. MR. KRAISEE PATRAWART

POSITION • Senior Vice President, Retail Product and Marketing Department
EDUCATION • B.S. (Accounting), Kasetsart University, Thailand
M.B.A., Kasetsart University, Thailand
EXPERIENCE • The Siam Commercial Bank PCL
1995-2001 Vice President, Banking Development Department 1

44. MS. SOMANA SIKSAMAT

POSITION • Senior Vice President, Business Development Department 1
EDUCATION • B.A. (Political Science), Thammasat University, Thailand
M.A., Tarleton State University, U.S.A.
EXPERIENCE • The Siam Commercial Bank PCL
1996-1999 Senior Vice President, Consumer Finance Department 1
1999-Present Senior Vice President, Business Development 1

45. MR. CHALIT SATIDTHONG

POSITION • Senior Vice President, Business Development Department 2
EDUCATION • LL.B., Thammasat University, Thailand
Barrister-at-Law (Thai Bar), Thailand
EXPERIENCE • The Siam Commercial Bank PCL
1995-Present Senior Vice President, Business Development Department 2

46. MR. MANA VARAPUKDE

POSITION • Senior Vice President, Systems Engineering Department
EDUCATION • B.S. (Applied Statistics), Chulalongkorn University, Thailand
M.B.A. (Business Administration), Thammasat University, Thailand
EXPERIENCE • The Siam Commercial Bank PCL
1993-1996 Senior Vice President, Corporate Banking and Information Systems Department

47. MR. SAMPHAN TIRAWAT

POSITION • Senior Vice President, Systems Engineering Department
EDUCATION • B.S. (Statistics), Chulalongkorn University, Thailand
M.B.A., Thammasat University, Thailand
EXPERIENCE • The Siam Commercial Bank PCL
1996-2000 Vice President, Systems Engineering Department

48. MS. SIRIPEN OLANKIJCHAROEN

POSITION • Senior Vice President, Systems Engineering Department
EDUCATION • B.S. (Statistics) (2nd Class Hons.), Chulalongkorn University, Thailand
M.B.A., National Institution of Development Administration, Thailand
EXPERIENCE • The Siam Commercial Bank PCL
1996-2000 Vice President, Systems Engineering Department

49. MR. PISIT JIRAPINYO

POSITION • Senior Vice President, Technology and Process Engineering Department
EDUCATION • B. Eng., University of Electro-Communications, Tokyo, Japan
M. Eng., University of Electro-Communications, Tokyo, Japan
EXPERIENCE • The Siam Commercial Bank PCL
1996-1999 Senior Vice President, Business Relations Department

50. MRS. NAMTHIP POTISAT

POSITION • Senior Vice President, E-Business Department
EDUCATION • B.A. (Accounting), Chulalongkorn University, Thailand
M.B.A., New York University, U.S.A.
EXPERIENCE • The Siam Commercial Bank PCL
1999-2000 Senior Vice President, International Banking Department

51. MR. PAYAP HANSAPANDHU

POSITION • Senior Vice President, Payment and Collection Operation Department
EDUCATION • B.S., Chulalongkorn University, Thailand
EXPERIENCE • The Siam Commercial Bank PCL
1996-1999 Senior Vice President, Banking Development Department 1
1999-2001 Senior Vice President, Clearing Department

52. MR. SINCHAI CHAISIRIPOOMKERE

POSITION • Senior Vice President, Credit Operation Department
EDUCATION • B.A. (Statistics), Thammasat University, Thailand
EXPERIENCE • The Siam Commercial Bank PCL
1996-1999 Senior Vice President, Technology and Process Engineering Department

53. MRS. ONGORN ABHAKORN NA AYUDHYA

POSITION • Senior Vice President, Corporate Planning and Information Department
EDUCATION • B.S. (Statistics), Chulalongkorn University, Thailand
M.B.A., University of Southern California, U.S.A.
EXPERIENCE • The Siam Commercial Bank PCL
1996-1999 Vice President and General Manager, London Branch

54. MRS. SUTHARNTIP PHISITBUNTOON

POSITION • Senior Vice President, Credit Risk Management Department
EDUCATION • B.A. (Economics), Chulalongkorn University, Thailand
M.A. (Economics), Thammasat University, Thailand
EXPERIENCE • The Siam Commercial Bank PCL
1998-1999 Senior Vice President, Corporate Department 2
1999-2001 Senior Vice President, Corporate Department 1

55. MS. CHERDSIRI SUKSERM

POSITION • Senior Vice President, Human Resource Department
EDUCATION • B.B.A. (Accounting), Thammasat University, Thailand
Diploma (Programming Technology), Control Data Institute, Australia
EXPERIENCE • The Siam Commercial Bank PCL
1998-1999 Senior Vice President, Human Resource Department

56. MR. SAROCH INDRAGAJITA

POSITION • Senior Vice President, Business Promotion Department
EDUCATION • B.S. (Statistics), Chulalongkorn University, Thailand
M.A. (Educational Administration), Kasetsart University, Thailand
Diploma in Computer Science, Chulalongkorn University, Thailand
EXPERIENCE • The Siam Commercial Bank PCL
1996-2001 Senior Vice President, Banking Development Department 4

57. MR. CHIRAVUTHI BUNYASIRI

POSITION • Senior Vice President, Credit Development Department
EDUCATION • B.A. (Commerce), Chulalongkorn University, Thailand
M.B.A., University of Dallas, U.S.A.
EXPERIENCE • The Siam Commercial Bank PCL
1996-1999 Senior Vice President, International Banking Facilities and Financial Institutions Department

58. MR. NIBONDH NAMDHAVAJ

POSITION • Senior Vice President, Credit Development Department
EDUCATION • B.S., Kasetsart University, Thailand
M.B.A., Kasetsart University, Thailand
EXPERIENCE • The Siam Commercial Bank PCL
1995-2000 Senior Vice President, Business Development Department 3

59. MR. THANAWAT NATIPODHI

POSITION • Senior Vice President, Litigation Department
EDUCATION • LL.B. (Hons.), Chulalongkorn University, Thailand
Barrister-at-Law (Thai Bar), Thailand
LL.M., Chulalongkorn University, Thailand
M.B.A., Chulalongkorn University, Thailand
EXPERIENCE • The Siam Commercial Bank PCL
1995-1996 Vice President, Business Development Department 1

60. MR. UBHASRI KRISHNAMRA

POSITION • Senior Vice President, Private and Institutional Banking Department
EDUCATION • B. Sc. (Econ.), The Queen's University of Belfast, U.K.
M. Sc. (Econ.), The Queen's University of Belfast, U.K.
EXPERIENCE • The Siam Commercial Bank PCL
1995-2001 Senior Vice President, Banking Development Department 4

61. MR. ANEK CHALERMSAN (Early Retired since March 9, 2001)

POSITION • Senior Vice President, Banking Development Department 3
EDUCATION • B.B.A., Thammasat University, Thailand
M.B.A., Kasetsart University, Thailand
EXPERIENCE • The Siam Commercial Bank PCL
1995-1999 Senior Vice President, Banking Development Department 2

62. MR. NIMIT SAVETKAIROP

POSITION • Senior Vice President, Regional Office 1 (Wisutdhikasatara)
EDUCATION • B. Acc. (Accounting), Chulalongkorn University, Thailand
M.B.A., Kasetsart University, Thailand
EXPERIENCE • The Siam Commercial Bank PCL
1998-1999 Senior Vice President, Business Development Office 1

63. MR. MANUS KAPAYASRI

POSITION • Senior Vice President, Regional Office 2 (Surawong)
EDUCATION • B.A. (Economics), Thammasat University, Thailand
M.A. (Economics), Chulalongkorn University, Thailand
EXPERIENCE • The Siam Commercial Bank PCL
1998-2000 Senior Vice President, Surawong Branch

64. MR. MEECHAI ANGSURAT

POSITION • Senior Vice President, Regional Office 3 (Chidlom)
EDUCATION • B.S. (Agriculture), Kasetsart University, Thailand
LL.B., Thammasat University, Thailand
M.A.I. (Ag. Econ.), Utah State University, U.S.A.
EXPERIENCE • The Siam Commercial Bank PCL
1995-1999 Senior Vice President, Corporate Department 6
1999-2000 Senior Vice President and Manager, Chidlom Office

65. MR. SUPOJ RUCHINARONK

POSITION • Senior Vice President, Regional Office 5 (Talat Noi)
EDUCATION • B.B.A., Bangkok University, Thailand
M.P.A., National Institution of Development Administration, Thailand
EXPERIENCE • The Siam Commercial Bank PCL
1997-1999 Vice President, Business Department Office 4
1999-2000 Vice President, Talat Noi Branch
2000-2001 Senior Vice President, Talat Noi Branch

66. MR. SOMPHOB CHAIPRAPAR

POSITION • Senior Vice President, Regional Office 6 (Klongtan)
EDUCATION • B.B.A., (Economics), University of Manila, Manila, Philippines
M.B.A., Texas Southern University, Houston, U.S.A.
EXPERIENCE • The Siam Commercial Bank PCL
1996-2001 Senior Vice President, Banglampu Branch

67. MR. SUPOTE SUVANPHUN

POSITION • Senior Vice President, Regional Office 21 (Thanon Mittraphap - Nakhonratchasima)
EDUCATION • B. Acc. (Accounting), Chulalongkorn University, Thailand
M.P.A. (Public Administration), National Institution of Development Administrative, Thailand
EXPERIENCE • The Siam Commercial Bank PCL
1997-1999 Vice President, Bangkapi Branch (Sukhumvit 45)
1999-2001 Senior Vice President, Bangkapi Branch (Sukhumvit 45)

68. MR. PREECHA PRAECHINAVONG

POSITION • Senior Vice President, Rutchayothin Office
EDUCATION • B. Comm., Chulalongkorn University, Thailand
M.B.A., Kasetsart University, Thailand
EXPERIENCE • The Siam Commercial Bank PCL
1995-1998 Senior Vice President, Chidlom Office

Changes in Shareholding in the Bank's Shares

(The Board of Directors, Committees, and Senior Executive Officers)

	Name	Position	The Amount of Shares as at December 31, 2001	Change in 2001
1	Dr. Chirayu Isarangkun na Ayuthaya	Chairman	5,000 SCB, 6,670 SCB-P, - SCB-C1 and SCB-W	- SCB, - SCB-P, (6,670) SCB-C1 and (1,700) SCB-W
2	Dr. Vichit Suraphongchai	Director and Chairman of the Executive Committee	-	-
3	Mr. Viroj Phutrakul	Director and Chairman of the Audit Committee	138,000 SCB, 58,000 SCB-P, 8,000 SCB-C1 and 28,600 SCB-W	- SCB, - SCB-P, - SCB-C1 and - SCB-W
4	Mr. Anand Panyarachun	Director, Chairman of the Compensation Committee and Chairman of the Nomination Committee	428,793 SCB, 32,300 SCB-P, - SCB-C1 and 29,423 SCB-W	- SCB, - SCB-P, (32,300) SCB-C1 and - SCB-W
5	Mr. Aswin Kongsiri	Director and Executive Director	5,200 SCB, 5,200 SCB-P and 5,200 SCB-C1	- SCB, - SCB-P and - SCB-C1
6	M.L. Usni Pramoj	Director and Member of the Audit Committee	157,786 SCB, - SCB-C1 and 39,446 SCB-W	- SCB, (70,596) SCB-C1 and - SCB-W
7	M.R. Disnadda Diskul	Director and Member of the Audit Committee	-	-
8	Mr. John William Hancock	Director, Member of the Compensation Committee and Member of the Nomination Committee	-	-
9	Mr. Peter Seah Lim Huat	Director, Member of the Compensation Committee and Member of the Nomination Committee	-	-
10	Mr. Verachai Tantikul	Director	-	-
11	Mr. Masateru Nakamura	Director	-	-
12	Khunying Jada Wattanasiritham	President & Chief Executive Officer and Executive Director	-	-
13	Mr. Chatchaval Bhanalaph	Senior Executive Vice President, Corporate Banking Group	2,000 SCB and 499 SCB-W	- SCB and - SCB-W
14	Mr. Wirutt Ruttanaporn	Senior Executive Vice President, Retail Banking and SME Group	48,200 SCB, 25,000 SCB-P, 30,500 SCB-C1 and - SCB-W	- SCB, - SCB-P, (40,000) SCB-C1 and (40) SCB-W
15	Mr. Vichit Yanamorn	Senior Executive Vice President, Information Technology and Processing Service Group	840 SCB, 840 SCB-P, 840 SCB-C1 and 210 SCB-W	- SCB, - SCB-P, - SCB-C1 and - SCB-W
16	Mr. Sataporn Jinachitra	Senior Executive Vice President, Risk Management and Corporate Service Group	70,000 SCB-P	20,000 SCB-P

Remarks : SCB = SCB Ordinary/Common Shares; SCB-C1 = SCB Covered Warrant Issued by the Ministry of Finance

SCB-P = SCB Preferred Shares; SCB-W = SCB Warrant Issued by The Siam Commercial Bank PCL

Remuneration for the Board of Directors, Committees and Senior Executive Officers In 2001

1. Remuneration in Cash

(1) The Board of Directors, totaled 15 persons (included resigned Directors in 2001 totaled 3 persons), received meeting allowances and gratutity totaled Baht 15,703,225.80 as following :-

1.	Dr. Chirayu Isarangkun na Ayuthaya	Chairman	1,800,000.00	Baht
2.	Dr. Vichit Suraphongchai	Director	1,200,000.00	Baht
3.	Mr. Viroj Phutrakul	Director	1,200,000.00	Baht
4.	Mr. Anand Panyarachun	Director	1,200,000.00	Baht
5.	Mr. Aswin Kongsiri	Director	1,200,000.00	Baht
6.	M.L. Usni Pramoj	Director	1,200,000.00	Baht
7.	M.R. Disnadda Diskul	Director	1,200,000.00	Baht
8.	Mr. John William Hancock	Director	1,200,000.00	Baht
9.	Mr. Peter Seah Lim Huat	Director	1,200,000.00	Baht
10.	Mr. Verachai Tantikul	Director	1,200,000.00	Baht
11.	Mr. Masateru Nakamura	Director (Resigned since February 22, 2002)	-	Baht
12.	Mr. Shunsaku Yahata	Director (Resigned since May 14, 2001)	-	Baht
13.	Dr. Olarn Chaipravat	Director (Resigned since October 17, 2001)	951,612.90	Baht
14.	Mr. Bantherng Tantivit	Director (Resigned since October 17, 2001)	951,612.90	Baht
15.	Khunying Jada Wattanasiritham	President and Chief Executive Officer	1,200,000.00	Baht
			15,703,225.80	**Baht**

(2) Meeting allowances (Executive Committee, Audit Committee, Compensation Committee, Nomination Committee) - totaled 10 persons **14,438,548.38 Baht**

(3) Salaries (president and senior executive vice president) - totaled 5 persons **35,764,975.00 Baht**

2. Other Remuneration

- The Bank's provident fund contribution (president and senior executive vice president) - totaled 5 persons **2,965,011.00 Baht**

Investment as at December 31, 2001

Companies in which the Bank holds 10% or more of the paid - up capital (both direct and indirect) :-

	Company/Address	Type of Business	Type of Shares	Issued and Paid up Share Capital (Baht)	Paid-up Shares	Amount of Shares	Percentage of Ownership	Amount (Baht)
1	**Chatuchak Asset Management Co., Ltd.** 9 Rutchadaphisek Rd., Ladyao Jatujak, BKK. 10900 Thailand Tel : 0-2544-2460	Asset Management	Ordinary	1,000,000,000.00	10,000,000	10,000,000	100.00%	6,000,000,000.00
2	**The Cambodian Commercial Bank Co., Ltd.** 26 Monivong Road, Sangkat Phsar Tmei 1, Khan Donpenh, Phnom penh, Kingdom of Cambodia Tel : 001-855-23-426-145, 426-208, 213-601-2 Telefax : 001-855-23-426-116	Banking	Ordinary	USD13,000,000.00	130,000	130,000	100.00%	634,316,884.80
3	**SCB Business Service Co., Ltd.** 1060 Petchaburi New Rd., BKK. 10400 Thailand Tel : 0-2256-2760 Fax : 0-2250-1115	Services	Ordinary	40,000,000.00	10,000,000	10,000,000	100.00%	56,488,300.00
4	**SCB Resolution Corporation Ltd.** 9 Rutchadaphisek Rd., Ladyao Jatujak, BKK. 10900 Thailand Tel : 0-2544-2471	Real Estate Management	Ordinary	20,000,000.00	2,000,000	2,000,000	100.00%	20,000,000.00
5	**SCB Training Center Co., Ltd.** 9 Rutchadaphisek Rd., Ladyao Jatujak, BKK. 10900 Thailand Tel : 0-2544-1701-2 Fax : 0-2937-7565	Services	Ordinary	460,000,000.00	4,600,000	4,600,000	100.00%	346,909,000.00
6	**SCB Advisory Service Co., Ltd.**[5] 120/60-61 Maneeya Ville SoiVachiradhamsathit 12 Sukhumvit Rd. 101/1 Bangna BKK 10260 Tel : 0-2747-9012-15	Services	Ordinary	10,000,000.00	100,000	100,000	100.00%	10,002,118.12
7	**Mahisorn Co., Ltd.** 18-19 Rutchadaphisek Rd., Ladyao Jatujak, BKK. 10900 Thailand Tel : 0-2937-5400	Real Estate	Ordinary	3,491,430,000.00	34,914,300	34,914,296	100.00%	2,141,564,999.96
8	**SCB Securities Co., Ltd.** Sindhorn Bldg., Tower 3, 25th-26th Floor, 130-132 Wireless Rd., Lumpinee Pathumwan BKK. 10330 Thailand Tel : 0-2263-3500, 0-2263-3555 Fax : 0-2263-3811	Finance	Ordinary	1,530,000,000.00	153,000,000	152,999,986	100.00%	1,637,396,270.00
9	**Oreo Realty Inc.**[1] One Exchange Plaza, 8th Floor, New York, N.Y. 10006 U.S.A. Tel : 001-1 (212) 344-4101, 208-9301 Telefax : 001-1 (212) 747-0106	Real Estate	Ordinary	USD10.00	100	100	100.00%	-
10	**Siam Pitiwat Co., Ltd.** 222/1-7 Saim Square Soi 1, Rama I Rd., Pathumwan, BKK. 10330 Thailand Tel : 0-2253-8945-8 Fax : 0-2253-8943-4	Services	Ordinary	4,000,000.00	400,000	399,972	99.99%	3,999,720.00
11	**Siam Appraisal and Service Co., Ltd.** 569 Ramkhumhang 39 (Thepleela 1), Ramkhamhang Rd., BKK. 10310 Thailand Tel : 0-2530-7500-7 Fax : 0-2530-7515-16	Services	Ordinary	1,000,000.00	100,000	99,993	99.99%	3,564,730.50
12	**Astrakhan Investment Ltd.** 703-706 Edinburgh Tower, The Landmark 15 Queen's Rd., Central Hong Kong Tel : (852) 2524-4085 Fax : (852) 2845-0293	Holding	Ordinary	HKD100,000.00	100,000	99,990	99.99%	1,542,645.72
13	**Thai International Properties Development Co., Ltd.** SCB Park Plaza Bldg., 18-19 Rutchadaphisek Rd., Ladyao Jatujak, BKK. 10900 Thailand Tel : 0-2937-5400	Real Estate	Ordinary	1,000,000.00	10,000	9,998	99.98%	1.00
14	**The Book Club Finance PCL** SCB (Chidlom Bldg. 2), 3th-6th Floor, 1060 Petchaburi New Rd., BKK. 10400 Thailand Tel : 0-2251-5555, 0-2255-8999 Fax : 0-2255-1666	Finance	Ordinary Preferred Total Warrant	1,832,937,640.00 1,000,000,000.00 2,832,937,640.00 42,742,737.00	183,293,764 100,000,000 283,293,764 42,742,737	154,498,108 100,000,000 254,498,108 25,873,754	54.54% 35.30% 89.84% 60.53%	1,544,981,080.00 1,000,000,000.00 2,544,981,080.00 -
15	**Techno Holding Co., Ltd.** Sindhorn Bldg., Tower 2, 14th Floor 130-132 Wireless Rd., Lumpinee Pathumwan, BKK. 10330 Thailand	Holding	Ordinary	10,000,000.00	1,000,000	799,993	80.00%	44,399,611.50
16	**Bangkok Crystal Co., Ltd.**[3] 80/267 Moo 6 Rama 2 Rd. Bang Khun Tien Bangkok 10150 Tel : 0-2416-1737	Industry	Ordinary	500,009,380.00	50,000,938	38,074,987	76.15%	7,925,926.93
17	**Supapirom Co., Ltd.**[5] 9 Rutchadaphisek Rd., Ladyao, Jatujak, BKK. 10900 Thailand Tel : 0-2544-5778 Fax : 0-2544-5779	Food Center	Ordinary	37,187,400.00	371,874	317,186	85.29%	5,124,117.00
18	**SCB Research Institute Co., Ltd.** Sindhorn Bldg., Tower 3, 24th Floor, (Room No. 3243) 130-132 Wireless Rd., Lumpinee Pathumwan, BKK. 10330 Thailand Tel : 0-2263-3901-11 Fax : 0-2263-3923	Research	Ordinary	37,500,000.00	5,000,000	3,999,999	80.00%	30,234,992.43
19	**Sub Sri Thai Warehouse PCL** 2044/25-27 Petchaburi New Rd., BKK. 10320 Thailand Tel : 0-2314-0412, 0-2314-3132, 0-2318-3491-2 Fax : 0-2318-3490	Warehousing	Ordinary	121,000,000.00	12,100,000	7,052,995	58.29%	146,873,713.80

	Company/Address	Type of Business	Type of Shares	Issued and Paid up Share Capital (Baht)	Paid-up Shares	Amount of Shares	Percentage of Ownership	Amount (Baht)
20	**Samaggi Insurance PCL** Samaggi Insurance Bldg., 12th Floor, North Park, 2/4 Viphavadee Rungsit Rd., Donmuang BKK. 10210 Thailand Tel : 0-2955-0100-29 Fax : 0-2955-0150-1	Insurance	Ordinary	150,000,000.00	15,000,000	8,776,300	58.51%	389,897,000.00
21	**Siam Sanwa International Co., Ltd.** 179/117-119 28th Floor, Bangkok City Tower South Sathorn Rd. Thungmahamek Sathorn BKK. 10120 Tel : 0-2684-0922	Holding	Ordinary	5,000,000.00	50,000	24,995	49.99%	4,379,124.00
22	**Siam Niti Law Office Co., Ltd.** SCB Park Plaza Bldg., Tower 1 West, 12th Floor, 18 Rutchadaphisek Rd., Ladyao Jatujak, BKK. 10900 Thailand Tel : 0-2937-5000 Fax : 0-2937-5001	Consultant	Ordinary	16,000,000.00	160,000	78,394	48.99%	8,088,976.00
23	**The Siam Industrial Credit PCL** Sindhorn Bldg., Tower 2, 3-5th Floor, 130-132 Wireless Rd., Lumpinee, Pathumwan, BKK. 10330 Thailand Tel : 0-2263-2100, 0-2650-9990 Fax : 0-2263-2044-6	Finance	Ordinary Warrant Warrant-2 Warrant-3	2,447,000,000.00 21,622,768.00 28,376,969.00 24,493,161.00	244,700,000 21,622,768 28,376,969 24,493,161	115,441,594 2,528,409 5,000,004 15,558,312	47.18% 11.69% 17.62% 47.19%	1,249,948,648.00 - - -
24	**Nobleclear Holdings (BVI) Ltd.**[1] 50/670 Sukhumvit Rd., 105 (LaSall), Bangna, BKK. 10260 Thailand Tel : 0-2398-0158 Fax : 0-2398-9860	Holding	Ordinary	DEM6,000,000.00	6,000,000	2,816,400	46.94%	1.00
25	**Sri U-Thong Co., Ltd.**[3] 388 12th Floor SP Bldg. Paholyothin Rd. Bangkok Tel : 0-2273-0032	Construction	Ordinary	1,092,025,900.00	109,202,590	46,167,850	42.28%	1.00
26	**Christiani & Nielsen (Thai) PCL** 50/670 Sukhumvit Rd., 105 (LaSall), Bangna, BKK 10260 Thailand Tel : 0-2398-0158 Fax : 0-2398-9860	Construction	Ordinary	1,411,835,200.00	141,183,520	59,656,315	42.25%	159,083,508.80
27	**TSS Real Estate Co., Ltd.** 420 Petchaburi New Rd., BKK. Thailand	Real Estate	Ordinary	503,150,000.00	7,100,000	2,840,000	40.00%	2.00
28	**SCB Leasing Co., Ltd.** Sindhorn Bldg.Tower 3 27th Floor 130-132 Wireless Rd. Lumpinee Pathumwan BKK. 10330	Leasing	Ordinary	105,769,140.00	10,579,914	4,605,358	43.54%	44,261,760.75
29	**Nawarat Patanakarn PCL**[3] 18-19th Floor Bangna Tower Bldg. 2/3 Moo 14 Bangna-Trad Rd. km.69 Bangkaew Bangplee Samutprakharn 10640 Tel : 0-2751-9459-74 Fax : 0-2751-9484-6	Property Development	Ordinary	1,812,500,000.00	181,250,000	65,510,266	36.15%	9,720,558.63
30	**SCB Biotech Co., Ltd.** Sindhorn Bldg., Tower 2, 14th Floor, 130-132 Wireless Rd., Lumpinee Pathumwan, BKK. 10330 Thailand	Holding	Ordinary	112,750,000.00	1,500,000	525,000	35.00%	41,475,000.00
31	**Siam Media and Communication Co., Ltd.**[4] SCB Park Plaza Bldg., Tower 2 West, 17-22th Floor, 18 Rutchadaphisek Rd., Ladyao Jatujak, BKK. 10900 Thailand Tel : 0-2937-5071 Fax : 0-2937-5077	Holding	Ordinary	700,000,000.00	7,000,000	2,333,800	33.34%	1.00
32	**Business Venture Promotion Co., Ltd.** Vanich Bldg. 2, 11st Floor, 1102/3 Petchaburi New Rd., BKK. 10400 Thailand Tel : 0-2655-2052-4 Fax : 0-2655-2055	Finance	Ordinary	120,000,000.00	12,000,000	3,899,998	32.50%	38,999,980.00
33	**SCB Asset Management Co., Ltd.** Sindhorn Bldg., Tower 3, 23th Floor, 130-132 Wireless Rd., Lumpinee Pathumwan, BKK. 10330 Thailand Tel : 0-2263-2800 Fax : 0-2263-4004	Mutual Fund	Ordinary	100,000,000.00	20,000,000	7,800,000	39.00%	53,406,000.00
34	**Thai Baroda Industries Co., Ltd.** 3 Map Ta Phut Industrial Estate, I-1 Rd., Rayong 21150 Thailand (P.O. BOX 61) Tel : 0-38 68-3102-3, 0-3868-3500-6 Fax : 0-3863-8101	Vehicles & Parts	Ordinary	905,000,000.00	9,050,000	2,831,140	31.28%	266,898,261.00
35	**Siam Children Care Co., Ltd.**[4] (Being in process of dissolution)	Nursery	Ordinary	5,000,000.00	500,000	150,000	30.00%	1.00
36	**SG Land Co., Ltd.**[3] M Floor SG Tower Bldg. Soi Mahatleklaung Rachdamri Rd. Bangkok Tel : 0-2651-8855	Real Estate	Ordinary	225,000,000.00	45,000,000	13,050,000	29.00%	20,250,001.00
37	**Siam Commercial New York Life Insurance PCL** SCB (Chidlom Bldg. 1), 4th-10th Floor, 1060 Petchaburi New Rd., BKK. 10400 Thailand Tel : 0-2256-1999 Fax : 0-2253-5200	Insurance	Ordinary	500,000,000.00	50,000,000	12,500,000	25.00%	133,216,995.72
38	**The VinaSiam Bank Co., Ltd.** No. 2 Pho Duc Chinh Street, District 1, Hochiminh City, The Socialist Republic of Vietnam Tel : 001-84-8-821-0557, 821-0630, 821-0536 Telefax : 001-84-8-821-0585	Banking	Ordinary	USD15,000,000.00	150,000	37,500	25.00%	92,362,500.00
39	**Saturn Inc.** 21st Floor, Tower 2 West, SCB Park Plaza Bldg., 18 Rutchadaphisek Rd., Ladyao Jatujak, BKK. 10900 Thailand Tel : 0-2937-5071, 0-2937-5077 Fax : 0-2937-0577	Holding	Ordinary	USD20,018,900.00	40,037,800	10,000,000	24.98%	161,887,199.47
40	**Siam Panich Leasing PCL** 32/24-26, 53 Soi Sukhumvit 21 (Asoke), Sukhumvit Rd., BKK. 10110 Thailand Tel : 0-2260-1200, 0-2661-7020 Fax : 0-2260-1209	Leasing	Ordinary Warrant	1,989,808,970.00 64,211,415.00	198,980,897 64,211,415	44,587,471 15,549,090	22.41% 24.22%	1,103,884,091.53 41,783,704.02
41	**CBNP (Thailand) Co., Ltd.**[3] 989 21st Floor Siam Tower Bldg. Rama 1 Rd. Pathumwan Rd. Bangkok	Real Estate	Ordinary	100,000.00	1,000	208	20.80%	20,800.00

	Company/Address	Type of Business	Type of Shares	Issued and Paid up Share Capital (Baht)	Paid-up Shares	Amount of Shares	Percentage of Ownership	Amount (Baht)
42	**Thai Hoya Lens Co., Ltd.** Asia Bldg., 11st Floor, 294/1 Phayathai Rd., BKK. 10400 Thailand Tel : 0-2215-4691-8 Fax : 0-2215-9040	Industry	Ordinary	2,000,000.00	40,000	8,000	20.00%	11,379,258.29
43	**ITV PCL** 12th Floor SCB Park Plaza Bldg. Rachadaphisek Rd., Bangkok 10900	Entertainment	Ordinary	4,250,000,000.00	425,000,000	78,447,377	18.46%	706,094,478.46
44	**Sonoco Asia Corporation (Thailand) Ltd.** 95 Moo 13 Paholyothin Rd., Kloungnoung KloungLuang, Pathumthanee Thailand Tel : 0-2529-4091, 0-2529-1240 Fax : 0-2529-4090	Industry	Ordinary	185,000,000.00	300,000	45,000	15.00%	23,730,750.00
45	**SCB Holding Co., Ltd.** Sindhorn Bldg., Tower 3, 16th Floor, 130-132 Wireless Rd., Lumpinee Pathumwan, BKK. 10330 Thailand Tel : 0-2263-2600 Fax : 0-2263-2599	Holding	Ordinary	30,000,000.00	300,000	45,000	15.00%	5,513,400.00
46	**Wongpaitoon Group PCL** 70/19 Moo 6 Ekachai Rd., Bangbon, Bang Khun Tien, Bangkok Tel : 0-2416-4647-9 Fax : 0-2416-4642	Textile	Ordinary	6,328,458,800.00	632,845,880	89,192,503	14.09%	277,650,160.00
			Warrant	403,230,585.00	403,230,585	59,364,335	14.72%	-
47	**Siam General Factoring PCL** 232/13-14 Moo 5 Srinakarin Rd., Samutprakhan 10270 Tel : 0-2758-6949-52 Fax : 0-2758-6953	Factoring	Ordinary	230,488,240.00	23,048,824	1,820,900	7.90%	66,549,511.15
			Preferred	452,263,290.00	45,226,329	6,851,391	15.15%	68,513,910.00
			Total	682,751,530.00	68,275,153	8,672,291	12.70%	135,063,421.15
48	**Alcan Nikkei Thai Co., Ltd.** B.B. Bldg, 8th Floor, 54 Asoke Rd., Sukhumvit 21 BKK. 10110 Thailand Tel : 0-2260-7000	Industry	Ordinary	100,000,000.00	100,000	12,412	12.41%	31,011,754.36
49	**BNH Medical Centre Co., Ltd.** 9 Convent Rd., Silom BKK. 10500 Thailand Tel : 02-632-0550	Hospital	Ordinary	592,500,000.00	59,250,000	5,925,000	10.00%	59,250,000.00
			Preferred	151,977,380.00	15,197,738	2,962,500	19.49%	29,625,000.00
			Total	744,477,380.00	74,447,738	8,887,500	11.94%	88,875,000.00
50	**Singburi Sugar Co., Ltd.** Monririn Bldg., 60/1 Paholyothin 8 (Soi Sailom), Samsarnnai Phayathai, BKK. 10400 Thailand Tel : 0-2270-1520-91 Fax : 0-2271-0074	Agribusiness	Ordinary	75,000,000.00	300,000	56,996	19.00%	65,685.00
51	**Saturn Management Ltd.** 18 Rutchadaphisek Rd., Ladyao Jatujak, BKK. 10900 Thailand Tel : 0-2937-5071, 0-2937-5077 Fax : 0-2934-5077	Consultant	Ordinary	500,000.00	5,000	1,136	22.72%	255,364.62
52	**Donmuang International Airport Hotel Co., Ltd.** Amari Airport Hotel 333 Cherd Wudthakas Rd., Don Muang, BKK. 10210 Thailand Tel : 0-2566-1020 Fax : 0-2566-1941	Hotel	Ordinary	120,000,000.00	1,200,000	204,000	17.00%	85,723,320.00
53	**Fuel Pipeline Transportion Co., Ltd.** 424 Moo 8, Viphavadee Rungsit Rd., Donmuang, BKK. 10210 Thailand Tel : 0-2574-6180-3 Fax : 0-2929-5735	Services	Preferred	1,592,000,000.00	15,920,000	2,666,176	16.75%	266,617,600.00
54	**The Dheves Insurance PCL** 99 Dheves Bldg., Ratchadamnernklang Rd., BKK. 10200 Thailand Tel : 0-2280-0985-96 Fax : 0-2280-0399	Insurance	Ordinary	120,000,000.00	12,000,000	1,895,680	15.80%	127,744,160.00
55	**Thai Ohbayasi Corporation Co., Ltd.** Nantawan Bldg., 16th Floor, 161 Rajdamri Rd., BKK. Thailand Tel : 0-2252-5200	Construction	Ordinary	10,000,000.00	20,000	2,500	12.50%	77,191,450.00
56	**Puen Pob Paet Co., Ltd.** 444 11st Floor, MBK Tower, Phayathai Rd., Pathumwan, BKK. 10330 Thailand Tel : 0-2217-9836-7 Fax : 0-2217-8333	Services	Ordinary	1,000,000.00	100,000	11,289	11.29%	232,884.07
57	**Thai U.S. Leather Co., Ltd.** 39/98 Moo 2, Bangkrajao, Muang Samuthsakhon, Samuthsakhon 74000 Thailand Tel : 0-3449-0082-7	Industry	Ordinary	193,750,000.00	25,000,000	2,500,000	10.00%	19,375,000.00
58	**Narathiwat Thani Co., Ltd.** 946 Rama IV Rd., Silom BKK. 10500 Thailand Tel : 0-2636-3600 Fax : 0-2636-3545	Hotel	Ordinary	180,000,000.00	18,000,000	1,800,000	10.00%	17,889,480.00
59	**Siam Press Management Co., Ltd.** 545 Soi Ramkhumhang 39, Ramkhumhang Rd., Bangkapi, BKK. 10310 Thailand Tel : 0-2318-6463-5 Fax : 0-2319-6333	Industry	Ordinary	60,000,000.00	6,000,000	3,000,003	50.00%	30,459,641.49
60	**Sea Minerals Co., Ltd.** Sinothai Tower, R Floor, 32/60 Sukhumvit 21 Rd., Wattana BKK. Thailand Tel : 0-2586-5437	Mining	Ordinary	72,000,000.00	720,000	72,000	10.00%	6,321,600.00
61	**Navuti Co., Ltd.** Rajanakarn Bldg., 16th Floor, 183 South Sathorn Rd., Yannawa, Sathorn, BKK. 10120 Thailand Tel : 0-2676-6081-4 Fax : 0-2676-6080	Agribusiness	Ordinary	60,000,000.00	600,000	60,000	10.00%	6,000,000.00
62	**Pattanadhorn Co., Ltd.** 10 Soonthornkosa Rd., Klongtoey, BKK. 10110 Thailand Tel : 0-2242-0492 Fax : 0-2240-2547	Holding	Ordinary	47,500,000.00	1,000,000	100,000	10.00%	5,168,000.00
63	**Siam Cosmos Service Co., Ltd.** Maneeya Center Bldg., 14th Floor, 518/5 Ploenchit Rd., BKK. 10330 Thailand Tel : 0-2652-580-2 Fax : 0-2652-0617	Consultant	Ordinary	6,000,000.00	60,000	17,500	29.17%	4,052,630.00

	Company/Address	Type of Business	Type of Shares	Issued and Paid up Share Capital (Baht)	Paid-up Shares	Amount of Shares	Percentage of Ownership	Amount (Baht)
64	*Angthong Sugar Terminal Ltd.* Monririn Bldg., 60/1 Paholyothin 8 (Soi Sailom), Phayathai, BKK. 10400 Thailand Tel : 0-2270-1520-2	*Warehousing*	*Ordinary*	*50,000,000.00*	*500,000*	*50,000*	*10.00%*	*5,000,000.00*
65	**Asian Marine Services PCL** 128 Moo 3 Suksawad Rd., Prasamutjadee, Samutprakhan 10290 Thailand Tel : 0-2815-2060-7 Fax : 0-2425-9173	Services (Ship repair and Ship building)	Ordinary	170,000,000.00	17,000,000	1,700,000	10.00%	10,880,000.00
66	**Fortis Co., Ltd.** 3 Moo 7, Kingkaew-Ladkrabang Rd., Rajatheva Bangplee, Samutprakarn 10540 Thailand Tel : 0-2326-6420-3 Fax : 0-2326-6425	Commerce	Ordinary	40,000,000.00	400,000	40,000	10.00%	4,000,000.00
67	*Sino-Thai Resources Development PCL* Sinothai Tower, R Floor, 32/60 Sukhumvit 21 Rd., North Klongtoey, BKK. 10110 Thailand Tel : 0-2260-2808-9 Fax : 0-2260-2810	*Mining*	*Ordinary*	*130,000,000.00*	*13,000,000*	*1,300,000*	*10.00%*	*3,120,000.00*
68	**Siam Technology Service Co., Ltd.**[(1)] 18 Rutchadaphisek Rd., Ladyao Jatujak, BKK. 10900 Thailand Tel : 0-2937-5071, 0-2937-5077 Fax : 0-2937-5077	Consultant	Ordinary	30,000,000.00	3,000,000	300,000	10.00%	1.00
69	**Dhanamit Factoring Co., Ltd.** Olympia Thai Tower, 6th Floor, 444 Rutchadapisek Rd., Samsennok, Huay Khwag, BKK. 10320 Thailand Tel : 0-2512-1818 Fax : 0-2513-4741	Factoring	Ordinary	40,000,000.00	4,000,000	600,000	15.00%	5,658,000.00
70	**Siam Commercial Development Co., Ltd.**[(1)] 18-19 Rutchadaphisek Rd., Ladyao Jatujak, BKK. 10900 Thailand	Holding	Ordinary	15,000,000.00	250,000	25,000	10.00%	1,500,000.00
71	**Suthakarn Co., Ltd.**[(1)] 18-19 Rutchadaphisek Rd., Ladyao Jatujak, BKK. 10900 Thailand	Holding	Ordinary	25,000.00	1,000	100	10.00%	2,500.00
72	**Siam Cement Myanmar Trading Ltd.** 291 (B) Shwedagon Pagoda Rd. Dagon Township, Yangon, Myanmar Tel : 95-1-246-134	Industry	Ordinary	1,320.00 (KYAT Currency)	220	22	10.00%	559,281.05
								19,412,023,046.37

Remarks : (1) Discontinued operations and being in process of dissolution.
(2) Dissolution and being in process of liquidation.
(3) Companies financial statements was not consolidated with the Bank's financial statements.
(4) Discontinued operations and being in process of dissolution and companies financial statements was not consolidated with the Bank's financial statements.
(5) Dissolution and being in process of liquidation and companies financial statements was not consolidated with the Bank's financial statements.

REGIONAL OFFICES AND NATIONWIDE BRANCHES

Regional Offices

	Telephone	FAX
Regional Office 1 (Wisut Kasat)	0-2629-0636	0-2629-0630-1
Regional Office 2 (Surawong)	0-2234-4877	0-2233-9123-4
Regional Office 3 (Chidlom)	0-2256-2100	0-2256-2748
Regional Office 4 (Ram-Inthra)	0-2943-5844	0-2519-4843
Regional Office 5 (Talat Noi)	0-2233-8849	0-2233-8848
Regional Office 6 (Khlong Tan)	0-2318-7676	0-2319-3009
Regional Office 7 (Bangkapi - Sukhumwit 45)	0-2260-3242	0-2258-7275
Regional Office 8 (Pracha Chun)	0-2913-6157	0-2913-6037
Regional Office 9 (Bang Khlo)	0-2291-8380	0-2289-2185
Regional Office 10 (Thanon Taksin)	0-2438-1314	0-2438-1318
Regional Office 11 (Thanon Ratchadapisek - Thaphra)	0-2876-2613	0-2477-1351
Regional Office 12 (Ngam Wongwan)	0-2951-0304	0-2591-3129
Regional Office 13 (Thepha Rak)	0-2754-9898	0-2385-1350
Regional Office 14 (Nakhon Sawan)	0-5622-9730	0-5622-1558
Regional Office 15 (Ha Yaek Khokmatum)	0-5522-1000	0-5521-1978
Regional Office 16 (Tha Phae)	0-5384-8485	0-5328-2195
Regional Office 17 (Lampang)	0-5421-9171	0-5431-8837
Regional Office 18 (Thanon Pho Si - Udon Thani)	0-4224-3332	0-4222-3780
Regional Office 19 (Si Yaek Maliwan)	0-4333-3877	0-4323-8906
Regional Office 20 (Ubon Ratchathani)	0-4525-6074	0-4525-6075
Regional Office 21 (Thanon Mittraphap - Nakhonratchasima)	0-4426-1347	0-4426-2850
Regional Office 22 (Khlong 2 - Thanyaburi)	0-2533-0307	0-2533-1047
Regional Office 23 (Chachoengsao)	0-3881-4488	0-3881-4489-90
Regional Office 24 (Bang Plasoi - Chon Buri)	0-3879-0226	0-3879-0228-9
Regional Office 25 (Rayong)	0-3861-0677	0-3880-0371
Regional Office 26 (Kaeng Khoi)	0-3632-0766	0-3624-4493
Regional Office 27 (Thanon Rojana - Ayutthaya)	0-3534-6446	0-3534-6447
Regional Office 28 (Suphan Buri)	0-3550-1490	0-3550-1493
Regional Office 29 (Phra Prathon - Nakhon Pathom)	0-3421-3533	0-3425-7407
Regional Office 30 (Thanon Phra Ram 2 - Km. 7)	0-2894-1503	0-2894-1506
Regional Office 31 (Khao Wang - Phetchaburi)	0-3241-0611	0-3241-0613-4
Regional Office 32 (Talat Mai - Surat Thani)	0-7721-4237	0-7721-4238
Regional Office 33 (Thanon Chao Fa - Phuket)	0-7622-5093	0-7622-0971
Regional Office 34 (Si Yaek Hua Thanon - Nakhon Si Thammarat)	0-7532-5127	0-7535-8037-8
Regional Office 35 (Thanon Rat Yindi)	0-7434-2499	0-7434-2494

Nationwide Branches

Bangkok	146 Branches
Northern Metropolitan Area	46 Branches
Southern Metropolitan Area	41 Branches
Eastern Metropolitan Area	27 Branches
North Region	63 Branches
Southern Region	48 Branches
Eastern Region	29 Branches
North Eastern Region	77 Branches
Total	477 Branches

INTERNATIONAL TRADE SERVICE CENTERS

AS AT DECEMBER 31, 2001

		Open - Closed	Telephone
International Trade Service Center,	**Chidlom**	8:30 a.m.-5:00 p.m.	0-2256-1444-7, 0-2256-1450
International Trade Service Center,	**Lat Phrao Soi 10**	8.30 a.m.-5:00 p.m.	0-2511-4136, 0-2512-4215, 0-2513-1507, 0-2938-4185, 0-2938-4190-1
International Trade Service Center,	**Bangjak**	8:30 a.m.-5:00 p.m.	0-2332-9063, 0-2333-0492-4, 0-2742-4886
International Trade Service Center,	**Bangkapi**	8:30 a.m.-5:00 p.m.	0-2258-6925, 0-2258-9679, 0-2259-2598, 0-2662-6108-9
International Trade Service Center,	**Talat Noi**	8:30 a.m.-5:00 p.m.	0-2639-0809-11 Ext. 72-74
International Trade Service Center,	**Rajawongse**	8:30 a.m.-5:00 p.m.	0-2221-7352, 0-2224-4640 Ext. 30-32, 0-2623-0894-5
International Trade Service Center,	**Surawongse**	8:30 a.m.-5:00 p.m.	0-2237-8589, 0-2233-7115 Ext. 31-35
International Trade Service Center,	**Thanon Taksin**	8:30 a.m.-5:00 p.m.	0-2439-3551, 0-2439-5705-6, 0-2860-6560-1
International Trade Service Center,	**Khlong Luang**	8:30 a.m.-5:00 p.m.	0-2516-3311, 0-2516-8405, 0-2516-8889, 0-2516-9922
International Trade Service Center,	**Bangkadi**	8:30 a.m.-5:00 p.m.	0-2963-7153-6
International Trade Service Center,	**Muang Mai Bangphli**	8:30 a.m.-5:00 p.m.	0-2315-3004, 0-2315-3009, 0-2705-1256
International Trade Service Center,	**Bangkhlo**	8:30 a.m.-5:00 p.m.	0-2289-0290, 0-2289-2166, 0-2689-7510-2
International Trade Service Center,	**Laem Chabang**	8:30 a.m.-5:00 p.m.	0-3833-0245-7
International Trade Service Center,	**Omyai**	8:30 a.m.-5:00 p.m.	0-2420-0083-4, 0-2811-5099, 0-2811-5116-7
International Trade Service Center,	**Samut Sakhon**	8:30 a.m.-5:00 p.m.	0-3441-2008-9, 0-3481-1180-3, 0-3481-1185
International Trade Service Center,	**Chiangmai**	8:30 a.m.-5:00 p.m.	0-5328-0608-9, 0-5328-2098, 0-5381-8483
International Trade Service Center,	**Thanon Rat Yindi (Hadyai)**	8:30 a.m.-5:00 p.m.	0-7422-0959, 0-7435-1512-3
International Trade Service Center,	**Bangpu Industrial Estate**	8:30 a.m.-5:00 p.m.	0-2323-0782, 0-2709-4662
International Trade Service Center,	**Amata Nakorn Industrial Estate**	8:30 a.m.-5:00 p.m.	0-3874-3789-90
International Trade Service Center,	**Khlong Rang (Counter Service)**	8:30 a.m.-5:00 p.m.	0-3720-8289-90, 0-3720-8292
International Trade Service Center,	**Bang Pa-In (Counter Service)**	8:30 a.m.-5:00 p.m.	0-3526-1980-8
International Trade Service Center,	**Bang Lampu (Counter Service)**	8:30 a.m.-5:00 p.m.	0-2629-2364, 0-2281-7616-9 Ext. 57

FOREIGN EXCHANGE CENTERS

AS AT DECEMBER 31, 2001

Bangkok Booth

	Open - Closed	Telephone
Soi Chai Yot	9:00 a.m.-7:00 p.m.	0-2255-2999
Thanon Ratchadaphisek	10:00 a.m.-9:00 p.m.	0-2247-1886
Sala Daeng	10:30 a.m.-9:00 p.m.	0-2234-8125, 0-2267-0050
Wat Phar Kaeo	8:30 a.m.-4:30 p.m.	0-2225-2770-1
Thanon Khao San	9:00 a.m.-7:00 p.m.	0-2280-1452, 0-2280-1811
Phloenchit	10:00 a.m.-8:00 p.m.	0-2255-2998
Siam Center	10:00 a.m.-8:00 p.m.	0-2255-3928
Silom	10:00 a.m.-8:00 p.m.	0-2235-9595, 0-2267-0197
Wat Trai Mit	8:30 a.m.-5:00 p.m.	0-2225-9307
Ngamdu Phli	9:00 a.m.-7:00 p.m.	0-2213-1246, 0-2213-1331
Royal Orchid	7:00 a.m.-8:00 p.m.	0-2235-6240, 0-2237-0969
Robinson Sukhumwit	10:00 a.m.-8:00 p.m.	0-2254-4332
Kaysorn Plaza	10:00 a.m.-9:00 p.m.	0-2656-1797

	Open - Closed	Telephone
Sukhumwit Soi 7	10:00 a.m.-9:00 p.m.	0-2655-7719
World Trade Center	10:00 a.m.-9:00 p.m.	0-2255-6273-5
Thanon Surawong	10:00 a.m.-10:00 p.m.	0-2632-7260-5
Indra Hotel	8:30 a.m.-7:00 p.m.	0-2656-4164
Siam Square	Sat-Sun 10:30 a.m.-7:30 p.m.	0-2254-2707, 0-2254-5302
Banglumpoo	Mon-Fri 3:30 p.m.-7:00 p.m. Sat-Sun 9:30 a.m.-7:00 p.m.	0-2280-1452, 0-2280-1811
Donmuang Airport 1	24 Hours	0-2504-3181
Donmuang Airport 2	24 Hours	0-2504-3179
Donmuang Airport 3	24 Hours	0-2504-3176
Phahonyothin (S.P. Building)	Mon-Fri 8:30 a.m.-5:00 p.m.	0-2273-0291

Up-Country Booth

		Open - Closed	Telephone
Phattaya	Chonburi	2:00 p.m.-11:00 p.m.	0-3842-9985
Phraratchawang Bang Pa - In	Ayuttaya	8:30 a.m.-3:30 p.m.	0-3526-1547
Wat Phra Sirattanamahath	Phitsanulok	7:30 a.m.-12:30 p.m.	0-5524-3293
Sukhothai History Park	Sukhothai	8:30 a.m.-12:30 p.m.	0-5569-7089, 0-5561-3245
Patong - Safari	Phuket	10:00 a.m.-8:00 p.m.	0-7634-0523
Patong Branch	Phuket	10:00 a.m.-8:00 p.m.	0-7634-1588
Patong 2	Phuket	10:00 a.m.-6:00 p.m.	0-7634-0466-6
Phuket	Phuket	8:30 a.m.-6:30 p.m.	0-7621-2255 Ext. 53
Kata Plaza	Phuket	10:00 a.m.-8:00 p.m.	0-7633-0473, 0-7638-1473
Karon	Phuket	10:00 a.m.-8:00 p.m.	0-7639-6475
Choeng Thale	Phuket	8:30 a.m.-3:00 p.m.	0-7632-4501-3
Phuket Fantasy	Phuket	5:30 p.m.-9:00 p.m.	0-7627-1528-9
Laguna	Phuket	9:30 a.m.-7:30 p.m.	0-7632-5443, 0-7627-0945
Ha Yeak Chalong	Phuket	Mon-Fri 8:30 a.m.-3:30 p.m. Sat-Sun 9:00 a.m.-3:00 p.m.	0-7638-1370
Phuket International Airport	Phuket	9:00 a.m.-6:00 p.m.	0-7632-8324
Bangla	Phuket	1:00 p.m.-11:00 p.m.	0-7629-4432-3
Bangla 2	Phuket	10:00 a.m.-10:00 p.m.	0-7629-4482
Holiday Inn Currency Exc.	Phuket	10:00 a.m.-10:00 p.m.	0-7634-2910
Chaweng	Suratthani	9:30 a.m.-6:00 p.m.	0-7742-2445, 0-7723-0926
Chaweng 2	Suratthani	12:00 a.m.-9:00 p.m.	0-7723-0493-4
Black Cat	Suratthani	9:30 a.m.-6:00 p.m.	0-7742-2488, 0-7742-2507
Ko Samui	Suratthani	8:30 a.m.-5:30 p.m.	0-7742-0190
Talad Bophut	Suratthani	9:00 a.m.-6:00 p.m.	0-7742-5009, 0-7742-5507
Farmingo	Suratthani	9:30 a.m.-6:00 p.m.	0-7742-4387, 0-7742-4507
Ko Phan-Gan	Suratthani	8:30 a.m.-5:30 p.m.	0-7737-7004, 0-7737-7111
Krabi	Krabi	8:30 a.m.-4:30 p.m.	0-7562-0623
Phi Phi Island	Krabi	10:00 a.m.-7:30 p.m.	0-7662-3130
Ao Phranang Beach	Krabi	9:00 a.m.-9:00 p.m. (Oct-Apr) 10:00 a.m.-9:00 p.m. (May-Sep)	0-7563-7629
Hua Hin	Pra Chuap Khiri Khan	Sat-Sun 1:00 p.m.-7:00 p.m.	0-3253-2426

		Open - Closed	Telephone
Tha Phae	*Chiang Mai*	*9:00 a.m.-9:00 p.m.*	*0-5327-3171, 0-5327-4732*
Talat Anusarn	Chiang Mai	Mon-Thu 12:00 a.m.-10:00 p.m.	0-5327-3732, 0-5328-2283
		Fri-Sun 10:00 a.m.-10:00 p.m.	
Pratu Thaphae	Chiang Mai	9:00 a.m.-7:00 p.m.	0-5328-1201
Thannon Kotchasan	Chiang Mai	Mon-Thu 9:00 a.m.-8:00 p.m.	0-5320-6257
		Fri-Sun 9:00 a.m.-9:00 p.m.	
Chiang Rai	Chiang Mai	10:00 a.m.-11:00 p.m.	0-5371-1579, 0-5371-5281
Sam Liam Thong Kham	Chiang Mai	9:00 a.m.-5:00 p.m.	0-5378-4190-1

SCB Easy Walk

	Open - Closed	Telephone
World Trade Center	10:00 a.m.-9:00 p.m.	0-2252-2786
Siam Square	10:00 a.m.-8:00 p.m.	0-2252-2896
Ambassador Hotel	10:00 a.m.-9:00 p.m.	0-2253-5621
Nailert Center	10:00 a.m.-8:00 p.m.	0-2253-5644
Victory Monument	9:00 a.m.-6:00 p.m.	0-2247-6402
Panpacific Hotel	10:00 a.m.-7:00 p.m.	0-2235-4941
Rivercity	9:00 a.m.-6:00 p.m.	0-2235-5158
Chula Hospital	9:00 a.m.-6:00 p.m.	0-2252-2845
Benjasiri	10:00 a.m.-7:00 p.m.	0-2258-7721
Boonmit Building	10:00 a.m.-7:00 p.m.	0-2235-4945
Holiday Inn Crown Plaza	9:00 a.m.-6:00 p.m.	0-2235-5156
Thai Airways International (Silom)	9:00 a.m.-6:00 p.m.	0-2235-4943
Wat Chanasongkram	10:00 a.m.-7:00 p.m.	0-2281-5705

OVERSEAS BRANCHES, AFFILIATED BANK AND JOINT-VENTURED BANK

AS AT DECEMBER 31, 2001

Overseas Branches

Hong Kong Branch

Vice President, China and Hong Kong Area Manager and
General Manager, Hong Kong Branch : Mr. Santi Santikulanont
703-706 Edinburgh Tower, The Landmark
15 Queen's Road, Central, Hong Kong

Tel	:	001-852-2524-4085
Telefax	:	001-852-2845-0293
Telex	:	66150 SIAMB HX
Swift	:	SICOHKHH
E-Mail	:	siambk01@netvigator.com

Singapore Branch

Vice President and General Manager : Mr. Nattapong Samit-Ampaipisarn
16 Collyer Quay, #25-01-02 Hitachi Tower, Singapore 049318

Tel	:	001-65-536-4338
Telefax	:	001-65-536-4728
Telex	:	RS 24419 SIAM SP
Swift	:	SICOSGSG
E-Mail	:	siam8800@siambk.com.sg

Vientiane Branch

Vice President and General Manager : Mr. Charanya Dissamarn
117 Lanexang-Samsenthai Road
Ban Sisaket, Muang Chanthaburi
Vientiane, Lao People Democratic Republic P.O. Box 4809

Tel	:	007-856-21-217-306
Telefax	:	007-856-21-213-502
Telex	:	(0804) 4364 SCBVTE LS
E-Mail	:	scbvte@laotel.com

Mumbai Branch

Vice President and General Manager : Mr. Kajonpong Boonchuay
86, Maker Chambers VI, Nariman Point
Mumbai 400 021 India

Tel	:	001-91-22-282-3366, 285-0074, 288-4368, 288-6386-7
Telefax	:	001-91-22-288-4369
Telex	:	001 86914 SIAM IN
Swift	:	SICOINBB
E-Mail	:	siambank@vsnl.com

Affiliated Bank

Cambodian Commercial Bank
Head Office - Phnom Penh

General Manager : Mr. Sahasin Yuttarat
26 Monivong Road, Sangkat Phsar Tmei 2
Khan Donpenh, Phnom Penh, Cambodia

Tel	:	001-855-23-426-145, 426-638-9, 213-601-2
Telefax	:	001-855-23-426-116
Telex	:	(0807) 36130
E-Mail	:	ccbpp@bigpond.com.kh

Cambodian Commercial Bank - Battambang Branch

General Manager : Mr. Vichai Ounsri
Mokra Road, Phum Kompong Krobey
Sangkat Eekakpheap, Battambang

Tel	:	001-855-53-370-130, 952-266
Telefax	:	001-855-53-370-130
E-Mail	:	ccbbb@camintel.com

Cambodian Commercial Bank - Siem Reap Branch

General Manager : Mr. Suriyah Termlertmanuswong
130 Siwatha Road, Mondol 1
Sangkat 2, Siem Reap

Tel	:	001-855-63-380-154, 964-392
Telefax	:	001-855-63-380-154
E-Mail	:	ccbsrb@camintel.com

Joint-Ventured Bank

VinaSiam Bank

Vice President and General Manager : Mr. Viroj Thanapitak
No. 2 Pho Duc Chinh Street, District 1, Hochiminh City
The Socialist Republic of Vietnam

Tel	:	001-84-8-821-0557, 821-0630, 821-5353-5
Telefax	:	001-84-8-821-0585
Telex	:	813-322 VSB VT
E-Mail	:	vsb@hcm.vnn.vn

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

TYPE OF BUSINESS BANKING

HEAD OFFICE

ADDRESS : 9 RUTCHADAPISEK ROAD, LADYAO, JATUJAK, BANGKOK 10900

TELEPHONE : (662) 0-2544-1111, 0-2937-7777

SCB CALL CENTER : (662) 0-2544-5000, 1561

TELEX : 82876 SIAMCOM TH, 82459 SCBKARD TH, 20492 SIAMBNK TH
82995 SCBFX TH, 20377 SCBKARD TH, 20142 SIAMIBD TH
20251 SCBIBF TH, 87414 SCB TH, 82283 SCBSECS TH

SWIFT ADDRESS : SICOTHBK

CABLE : SIAMBANK

WEBSITE : http://www.scb.co.th

PRODUCED BY : THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED - CORPORATE PLANNING AND INFORMATION DEPARTMENT

DISIGNED AND PRINTED BY : SIAM PRESS MANAGEMENT COMPANY LIMITED